    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 6, 1996
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                             AMERIGON INCORPORATED

             (Exact Name of Registrant as Specified in its Charter)

              CALIFORNIA                                95-4318554
   (State or Other Jurisdiction of           (I.R.S. Employer Identification
    Incorporation or Organization)                       Number)

                           404 EAST HUNTINGTON DRIVE
                           MONROVIA, CALIFORNIA 91016
                                 (818) 932-1200

  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                               LON E. BELL, PH.D.
                                   PRESIDENT
                             AMERIGON INCORPORATED
                           404 EAST HUNTINGTON DRIVE
                           MONROVIA, CALIFORNIA 91016
                                 (818) 932-1200

 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)
                           --------------------------

                          COPIES OF COMMUNICATIONS TO:

       D. STEPHEN ANTION, ESQ.                   SHELDON E. MISHER, ESQ.
        O'MELVENY & MYERS LLP              BACHNER, TALLY, POLEVOY & MISHER LLP
  400 SOUTH HOPE STREET, 15TH FLOOR           380 MADISON AVENUE, 18TH FLOOR
  LOS ANGELES, CALIFORNIA 90071-2899             NEW YORK, NEW YORK 10017
            (213) 669-6000                            (212) 687-7000

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after the Registration Statement becomes effective.
                           --------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If the registrant elects to deliver its latest joint annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
----------------

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
----------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                                    PROPOSED MAXIMUM
                            TITLE OF EACH CLASS OF                                      AGGREGATE                AMOUNT OF
                          SECURITIES TO BE REGISTERED                               OFFERING PRICE(1)        REGISTRATION FEE
Units (2)(3)...................................................................        $17,250,000               $5,227.27
Class A Common Stock, no par value per share (4)...............................        $23,287,500               $7,056.82
Unit Purchase Option (5).......................................................           $1.50                    $.00
Units (3)(6)...................................................................        $1,950,000                 $590.91
Class A Common Stock, no par value per share (7)...............................        $2,025,000                 $613.64
  Total........................................................................        $44,512,502              $13,488.64

                                                        (FOOTNOTES ON NEXT PAGE)

    PURSUANT TO RULE 416, THERE ARE ALSO BEING REGISTERED SUCH ADDITIONAL SHARES OF CLASS A COMMON STOCK AS MAY BECOME ISSUABLE PURSUANT TO THE ANTI-DILUTION PROVISIONS OF THE CLASS A WARRANTS AND THE UNIT PURCHASE OPTION.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(FOOTNOTES FROM COVER)

--------------------------

(1) Estimated solely for the purpose of calculating the registration fee.

(2) Includes 2,250 Units subject to the Underwriter's over-allotment option.

(3) Each Unit will consist of a minimum of 175 and a maximum of 240 shares of Class A Common Stock, no par value per share, and an equal number of Class A Warrants. Each Class A Warrant will entitle the registered holder thereof to purchase one share of Class A Common Stock.

(4) Issuable upon exercise of the Class A Warrants included in the Units to be sold to the public.

(5) To be issued to the Underwriter.

(6) Issuable upon exercise of the Underwriter's Unit Purchase Option.

(7) Issuable upon exercise of the Class A Warrants included in the Units issuable upon exercise of the Underwriter's Unit Purchase Option.

                 SUBJECT TO COMPLETION, DATED DECEMBER 6, 1996
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS
                             AMERIGON INCORPORATED

                                  15,000 UNITS
        EACH CONSISTING OF A MINIMUM OF 175 AND A MAXIMUM OF 240 SHARES OF CLASS A COMMON STOCK AND AN EQUAL NUMBER OF CLASS A WARRANTS
                             ---------------------

    Each unit ("Unit") hereby offered (the "Offering") by AMERIGON INCORPORATED, a California corporation (the "Company"), consists of a minimum of 175 and a maximum of 240 shares of the Company's Class A Common Stock, no par value per share ("Class A Common Stock"), and an equal number of warrants to purchase shares of Class A Common Stock (the "Class A Warrants"). The components of the Units will be separately transferable upon issuance. It is currently expected that the offering price will be $1,000 per Unit. The actual number of shares of Class A Common Stock and Class A Warrants to be included in each Unit will be determined by negotiations between the Company and D.H. Blair Investment Banking Corp. (the "Underwriter"), based primarily upon the market price of the outstanding Class A Common Stock and a determination of the number of shares of Class A Common Stock and Class A Warrants needed to successfully market the Units in light of market conditions. Each Class A Warrant entitles the registered holder thereof to purchase, at any time until the fifth anniversary of the date hereof (the "Effective Date"), one share of the Company's Class A Common Stock at an exercise price of 135% of the amount equal to $1,000 divided by the number of shares of Class A Common Stock included in each Unit, subject to adjustment. Commencing on the later of one year after the Effective Date or the date of issuance of the Units, the Company may, upon 30 days' written notice, redeem each Class A Warrant in exchange for $0.05 per Class A Warrant, provided that before any such redemption, the closing Bid Price of the Class A Common Stock as reported by the Nasdaq SmallCap Market or the closing Bid Price on any national stock exchange (if the Company's Class A Common Stock is listed thereon) shall have, for 30 consecutive business days ending within 15 days of the date of the notice of redemption, averaged in excess of 175% of the Class A Warrant exercise price per share (subject to adjustment in the event of any reverse stock splits or other similar events). See "Description of Securities."

    The Company's Class A Common Stock is traded on the Nasdaq SmallCap Market under the symbol "ARGNA". The Company has applied for inclusion of the Class A Warrants on the Nasdaq SmallCap Market. The last sale price of the Company's Class A Common Stock on December 5, 1996 as reported by Nasdaq was $5.75 per share. See "Price Range of Common Stock and Dividends." The Units offered hereby will not be listed separately on Nasdaq. The exercise price and other terms of the Class A Warrants were determined in part by negotiation between the Company and the Underwriter and do not necessarily bear any relationship to the Company's assets, book value, results of operations, net worth, or any other recognized criteria of value. FOR INFORMATION CONCERNING A SECURITIES AND EXCHANGE COMMISSION INVESTIGATION RELATING TO THE UNDERWRITER, SEE "RISK FACTORS" AND "UNDERWRITING."

    The Company has agreed to register subsequent to the Offering for resale (the "Subsequent Offering") by certain securityholders (the "Selling Securityholders") 1,620,000 Class A Warrants (the "Selling Securityholder Warrants") and the Class A Common Stock underlying the Selling Securityholder Warrants. The Selling Securityholder Warrants and the securities underlying such warrants are sometimes collectively referred to as the "Selling Securityholder Securities." The Selling Securityholder Warrants are issuable on the closing of the Offering to the Selling Securityholders upon the automatic conversion of convertible subordinated debentures acquired by them in the Company's private placement completed in October 1996. The Selling Securityholders have agreed not to sell any of the Selling Securityholder Warrants for at least 90 days after the closing of the Offering and, for the period expiring 270 days after such closing, have agreed to certain resale restrictions. See "Shares Eligible for Future Sale." Sales of the Selling Securityholder Warrants or the underlying securities, or the potential of such sales, may have an adverse effect on the market price of the securities offered hereby.
                         ------------------------------

THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK AND IMMEDIATE
   SUBSTANTIAL DILUTION. SEE "RISK FACTORS" BEGINNING ON PAGE 7 AND
                        "DILUTION" BEGINNING ON PAGE 21.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
       ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                                                                                       UNDERWRITING
                                                                    PRICE TO           DISCOUNTS AND         PROCEEDS TO
                                                                     PUBLIC           COMMISSIONS (1)        COMPANY (2)
Per Unit.....................................................           $                    $                    $
Total (3)....................................................           $                    $                    $

(1) Does not reflect additional compensation to the Underwriter in the form of
    (i) a non-accountable expense allowance of $450,000 ($517,500 if the Over-Allotment Option referred to below is exercised in full); and (ii) an option (the "Unit Purchase Option") to purchase up to 1,500 Units at $1,300 per Unit over a three-year period commencing on the date that is the second anniversary of the Effective Date. In addition, the Company has agreed to indemnify the Underwriter against certain civil liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated expenses of $400,000 and the Underwriter's non-accountable expense allowance, both of which are payable by the Company.

(3) The Company has granted the Underwriter a 45-day option (the "Over-Allotment Option") to purchase up to 2,250 additional Units on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If the Over-Allotment Option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be
    $         , $        , and $         , respectively. See "Underwriting."

    The Units are offered by the Underwriter on a "firm commitment" basis when, as and if delivered to and accepted by the Underwriter, and subject to the Underwriter's right to reject orders in whole or in part and to certain other conditions. It is expected that delivery of the certificates representing the Units will be made at the offices of D.H. Blair Investment Banking Corp., 44
Wall Street, New York, New York 10005, on or about            , 1996.
                         ------------------------------
                      D.H. BLAIR INVESTMENT BANKING CORP.
                                ---------------

               The date of this Prospectus is            , 1996.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT
 TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A
  COMMON STOCK OF THE COMPANY AND/OR CLASS A WARRANTS AT LEVELS ABOVE THOSE
   WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY
    BE EFFECTED ON THE NASDAQ SMALLCAP MARKET OR OTHERWISE. SUCH
          STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP
 MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMPANY'S
   CLASS A COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 10B-6A UNDER THE
              SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C., a Registration Statement on Form S-2 under the Securities Act of 1933, as amended, with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in such Registration Statement and the exhibits thereto. For further information with respect to the Company and the Units, reference is hereby made to the Registration Statement and the exhibits thereto, which may be inspected without charge at the public reference facilities maintained at the principal office of the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained upon written request from the public reference section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Electronic registration statements made through the Electronic Data Gathering, Analysis, and Retrieval System are publicly available through the Commission's Web site (http://www.sec.gov). Statements contained in the Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, files reports and other information with the Commission. Such reports and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at the addresses shown above. Copies of such material can be obtained from the Public Reference Section of the Commission at the address shown above at prescribed rates or through the Commission's Web site. Reports and other information concerning the Company may also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

    The Class A Common Stock is listed on the Nasdaq SmallCap Market (symbol ARGNA). Certain information, reports and proxy statements of the Company are also available for inspection at the offices of the Nasdaq National Market Reports Section, 1735 K Street, Washington, D.C. 20006.

    The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to in "Incorporation of Certain Information by Reference" which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents. Requests for such copies should be directed to Amerigon Incorporated, 404 East Huntington Drive, Monrovia, California 91016-3600, Attention: R. John Hamman, Jr. (telephone 818-932-1200).

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) APPEARING ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED HEREIN. INVESTORS SHOULD ALSO CAREFULLY CONSIDER THE INFORMATION SET FORTH UNDER THE HEADING "RISK FACTORS." UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS DOES NOT GIVE EFFECT TO THE RELEASE OF THE ESCROW SHARES (AS HEREINAFTER DEFINED) OR TO THE EXERCISE OF (I) THE OVER-ALLOTMENT OPTION, (II) THE CLASS A WARRANTS, (III) THE UNIT PURCHASE OPTION, (IV) OPTIONS TO PURCHASE SHARES OF CLASS A COMMON STOCK RESERVED FOR ISSUANCE UNDER THE COMPANY'S 1993 STOCK OPTION PLAN, AS AMENDED, AND (V) OTHER OUTSTANDING WARRANTS TO PURCHASE SHARES OF CLASS A COMMON STOCK.

                                  THE COMPANY

GENERAL

    Amerigon Incorporated (the "Company" or "Amerigon") is a development stage company formed in 1991 to develop, manufacture and market proprietary high technology automotive components and systems for sale to automobile and other original equipment manufacturers. The Company's business strategy is to apply aerospace and defense industry technology to products for the automotive market. The Company has principally focused on developing proprietary positions in the following technologies: (i) thermoelectric heated and cooled seats; (ii) radar for maneuvering and safety; (iii) voice interactive navigation and entertainment; and (iv) electric vehicle components and production systems.

    The Company has substantially completed development of the first generation of its Interactive Voice System ("IVS-TM-") audio-navigation product. The IVS-TM- provides spoken-word navigation directions to driver and passengers using an in-vehicle compact audio disc system. To date, the IVS-TM- product has not been commercially successful and likely would require substantial further development before it could be expected to achieve significant sales. The Company is presently seeking to sell the IVS-TM- product line and the Company's interests in related technology or to find a strategic or financial partner to help further develop and market the IVS-TM- product. If the Company is unable to consummate such a sale or arrange such a relationship in the near future, the Company plans to discontinue sales and further development of the IVS-TM- and related technology. See "--Business Strategy; Recent Developments."

    The Company's other products are in various stages of development. The Company is presently working with three of the world's largest automotive original equipment manufacturers on pre-production development programs for heated and cooled seats. In addition, the Company has sold multiple prototypes of its heated and cooled seats and radar for maneuvering and safety to potential customers for evaluation and demonstration.

BUSINESS STRATEGY; RECENT DEVELOPMENTS

    The Company was founded on the premise that technology proven for use in the defense and aerospace industries could be successfully adapted to the automotive and transportation industries. Amerigon has focused on technologies that it believes can be readily adapted to automotive needs for advanced vehicle electronics and for electric vehicle systems. The Company seeks to avoid direct competition with established automotive suppliers of commodity products by identifying market opportunities where the need for rapid technological change gives an edge to new market entrants with proprietary products.

    The Company has recently determined to focus its resources primarily on developing its heated and cooled seat and radar for maneuvering and safety technologies. The Company has adopted this strategy primarily because the Company believes that the markets for these products have greater near-term potential than the markets for its other products, and because these technologies afford the Company its best opportunities to exploit competitive advantages over rival companies. The Company also would expect continued necessary development and marketing of the Company's voice interactive navigation technologies and electric vehicle systems to entail very high costs, to the point that they would likely exceed the Company's financial resources. Even if the Company were able to overcome this financial challenge, management also believes that the Company might not be able to develop and successfully market the next generation of

IVS-TM-, and might not be able to successfully develop and profitably manufacture electric vehicles or their components, without commercial or technical assistance from one or more strategic partners. Accordingly, the Company is presently seeking to sell the IVS-TM- product line and the Company's interests in related technology or to find a strategic or financial partner to help further develop and market the IVS-TM- product. If the Company is unable to consummate such a sale or arrange such a relationship in the near future, the Company plans to discontinue sales and further development of the IVS-TM- and related technology. See "Risk Factors--Possible Termination of License of Voice Recognition Software Technology." The Company is also presently seeking strategic and financial partners to help support continued development and marketing of the Company's electric vehicle systems. If the Company is unable to arrange such a relationship in the near term, the Company will attempt to sell its proprietary interests and other assets in and relating to its electric vehicle technology or abandon their development. See "Risk Factors--Possible Disposition or Abandonment of Electric Vehicle and IVS-TM- Product Businesses."

    The Company has recently experienced serious cash shortfalls. In October 1996, the Company completed a private placement (the "Bridge Financing") of 60 bridge units (each a "Bridge Unit"), each consisting of one $47,500 10% unsecured promissory note (each a "Bridge Note") and one $2,500 10% convertible subordinated debenture (each a "Bridge Debenture") to enable it to continue operations until the completion of the Offering. A portion of the proceeds of the Offering will be applied to repayment of the Bridge Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Use of Proceeds."

                                  THE OFFERING

Securities Offered by the
Company...........................  15,000 Units, each consisting of a minimum of 175 and a maximum of 240 shares of the Company's Class A Common
                                    Stock and an equal number of Class A Warrants. See
                                    "Description of Securities."

Terms of Class A Warrants.........  Each Class A Warrant entitles the registered holder thereof to purchase, at any time until the fifth
                                    anniversary of the Effective Date, one share of the
                                    Company's Class A Common Stock, subject to earlier
                                    redemption by the Company. The exercise price for the
                                    Class A Warrants will be 135% of the amount equal to
                                    $1,000 divided by the number of shares of Class A Common
                                    Stock included in each Unit. See "Description of
                                    Securities--Class A Warrants."

Number of Shares of Capital Stock
Outstanding:

  Before the Offering (1).........  7,068,500 shares of Class A Common Stock, of which
                                    3,000,000 shares are Escrow Shares(2).

  After the Offering (3)........ .  10,668,500 shares of Class A Common Stock, of which
                                    3,000,000 shares are Escrow Shares(2)(4).

Use of Proceeds...................  Repayment of indebtedness, payment of deferred executive salaries, production engineering, manufacturing,
                                    research and development, marketing and working capital
                                    purposes. See "Use of Proceeds."

Risk Factors......................  The securities offered hereby involve a high degree of risk. See "Risk Factors."

Nasdaq Symbols....................  Class A Common Stock--ARGNA

                                    Class A Warrants--ARGNW (proposed)

                                                        (FOOTNOTES ON NEXT PAGE)

------------------------

(1) Does not include 264,757 shares of Class A Common Stock issuable upon exercise of outstanding warrants and 530,000 shares of Class A Common Stock presently reserved for issuance under the Company's 1993 Stock Option Plan, as amended, under which options to purchase 312,543 shares of Class A Common Stock are outstanding.

(2) In connection with the Company's 1993 initial public offering, 3,000,000 shares (the "Escrow Shares") of the Company's Class A Common Stock were deposited in escrow by certain shareholders of the Company, which Escrow Shares are to be released to such shareholders for no consideration if the Company attains certain pre-tax earnings levels during the fiscal years ending December 31, 1996, 1997 and 1998. If such earnings are achieved, the Company will record a substantial non-cash charge to earnings, for financial reporting purposes, as compensation expense relating to the value of the Escrow Shares released to current and former Company officers and employees. On April 30, 1999, all Escrow Shares that have not been so released from escrow will automatically be exchanged for shares of Class B Common Stock which will then be released from escrow. The Class B Common Stock is neither transferable nor convertible and its rights with respect to dividends and liquidation distributions are inferior to those of the Class A Common Stock. Therefore, the Class B Common Stock has limited economic value. See "Risk Factors--Potential Charges to Income," "Principal Shareholders-- Escrow Shares" and "Description of Securities--Common Stock."

(3) Does not include (i) a minimum of 787,500 and a maximum of 1,080,000 shares of Class A Common Stock issuable upon exercise of the Over-Allotment Option and the Class A Warrants included in the Units issuable upon exercise of the Over-Allotment Option; (ii) a minimum of 2,625,000 and a maximum of 3,600,000 shares of Class A Common Stock issuable upon exercise of the Class A Warrants included in the Units offered hereby; (iii) a minimum of 525,000 and a maximum of 720,000 shares of Class A Common Stock issuable upon exercise of the Unit Purchase Option and the Class A Warrants included in the Units included in the Unit Purchase Option; (iv) a minimum of 280,218 and a maximum of 284,388 shares of Class A Common Stock issuable upon exercise of outstanding warrants; and (v) 530,000 shares of Class A Common Stock presently reserved for issuance under the Company's 1993 Stock Option Plan, as amended, under which options to purchase 312,543 shares of Class A Common Stock are outstanding. See "Description of Securities" and "Underwriting."

(4) Assumes that each Unit consists of the maximum of 240 shares of Class A Common Stock and 240 Class A Warrants. If each Unit consists of the minimum of 175 shares of Class A Common Stock and 175 Class A Warrants, 9,693,500 shares of Class A Common Stock will be outstanding after the Offering, of which 3,000,000 shares will be Escrow Shares.

                         SUMMARY FINANCIAL INFORMATION

    The summary financial data presented below should be read in conjunction with the financial statements and related notes thereto appearing elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                        PERIOD FROM                                  PERIOD FROM
                                                                         APRIL 23,                                    APRIL 23,
                                                                           1991                                         1991
                                               FISCAL YEARS             (INCEPTION)        NINE MONTHS ENDED         (INCEPTION)
                                            ENDED DECEMBER 31,              TO        ----------------------------       TO
                                      -------------------------------  DECEMBER 31,   SEPTEMBER 30,  SEPTEMBER 30,  SEPTEMBER 30,
                                        1993       1994       1995         1995           1995           1996           1996
                                      ---------  ---------  ---------  -------------  -------------  -------------  -------------
                                                                 (IN THOUSANDS EXCEPT PER SHARE DATA)

OPERATING DATA:

Total revenues......................  $   2,289  $   2,640  $   7,809    $  14,638      $   4,806      $   6,501      $  21,139

Costs and expenses:

  Direct development contract and
    related grant costs.............        525        928      5,332        6,785          3,895          9,142         15,927

  Direct grant costs................      1,649        803        339        4,522            390            101          4,623

  Research and development..........      1,578      2,137      2,367        6,659          1,785          1,544          8,203

  Selling, general and
    administrative, including
    reimbursable administrative
    costs...........................      2,340      3,235      3,135       10,377          1,820          1,838         12,215
                                      ---------  ---------  ---------  -------------  -------------  -------------  -------------

Total costs and expenses............      6,092      7,103     11,173       28,343          7,890         12,625         40,968
                                      ---------  ---------  ---------  -------------  -------------  -------------  -------------

Operating loss......................  $  (3,803) $  (4,463) $  (3,364)   $ (13,705)     $  (3,084)     $  (6,124)     $ (19,829)
                                      ---------  ---------  ---------  -------------  -------------  -------------  -------------
                                      ---------  ---------  ---------  -------------  -------------  -------------  -------------

Net loss............................  $  (3,640) $  (4,235) $  (3,237)   $ (13,187)     $  (2,960)     $  (6,245)     $ (19,432)
                                      ---------  ---------  ---------  -------------  -------------  -------------  -------------
                                      ---------  ---------  ---------  -------------  -------------  -------------  -------------

Net loss per share..................  $   (1.64) $   (1.28) $   (0.98)      --          $   (0.90)     $   (1.54)        --

Weighted average number of shares
  outstanding.......................      2,213      3,300      3,306       --              3,300          4,060         --

                                                                                 AS OF SEPTEMBER 30, 1996
                                                                          ---------------------------------------
                                                    AS OF DECEMBER 31,                              PRO FORMA AS
                                                           1995            ACTUAL    PRO FORMA(1)    ADJUSTED(2)
                                                  ----------------------  ---------  -------------  -------------
                                                                          (IN THOUSANDS)

BALANCE SHEET DATA:

Working capital.................................        $    6,481        $     351    $     351      $  13,101

Total assets....................................             8,995            5,876        8,876         17,226

Long term debt..................................                68               50           50             50

Total liabilities...............................             1,797            4,872        7,872          3,472

Deficit accumulated during development stage....           (13,187)         (19,432)     (19,432)       (19,932)

Total shareholders' equity......................             7,198            1,004        1,004         13,754

--------------------------

(1) Gives pro forma effect to the October 1996 issuance of the Bridge Units, net of approximately $500,000 of issuance costs, as if the issuance had occurred as of September 30, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

(2) As adjusted to give effect to the sale of the 15,000 Units offered hereby at an offering price of $1,000 per Unit and the application of the net proceeds therefrom (including the automatic conversion of the Bridge Debentures into Class A Warrants, the repayment of the principal on the Bridge Notes and the corresponding charge to operations upon repayment thereof estimated at $500,000). See "Use of Proceeds," "Capitalization" and "Management's Discussions and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                  RISK FACTORS

    THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE IN NATURE AND INVOLVE A HIGH DEGREE OF RISK. PRIOR TO MAKING AN INVESTMENT DECISION, PROSPECTIVE INVESTORS SHOULD GIVE CAREFUL CONSIDERATION TO, AMONG OTHER THINGS, THE RISK FACTORS SET FORTH BELOW. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. REFERENCE IS MADE IN PARTICULAR TO THE DESCRIPTION OF THE COMPANY'S PLANS AND OBJECTIVES FOR FUTURE OPERATIONS, ASSUMPTIONS UNDERLYING SUCH PLANS AND OBJECTIVES AND OTHER FORWARD-LOOKING STATEMENTS INCLUDED IN "PROSPECTUS SUMMARY," "RISK FACTORS," "USE OF PROCEEDS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS" IN THIS PROSPECTUS. SUCH STATEMENTS MAY BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECT," "BELIEVE," "ESTIMATE," "ANTICIPATE," "CONTINUE," OR SIMILAR TERMS, VARIATIONS OF SUCH TERMS OR THE NEGATIVE OF SUCH TERMS. SUCH STATEMENTS ARE BASED ON MANAGEMENT'S CURRENT EXPECTATIONS AND ARE SUBJECT TO A NUMBER OF FACTORS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS. FACTORS WHICH COULD CAUSE SUCH RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS INCLUDE THOSE SET FORTH BELOW.

DEVELOPMENT STAGE COMPANY

    The Company's proposed future operations are subject to numerous risks associated with establishing new businesses, including, but not limited to, unforeseeable expenses, delays and complications, as well as specific risks of the industry in which the Company competes. There can be no assurance that the Company will be able to market any product on a commercial scale, achieve profitable operations or remain in business. To date, the Company's first developed product, the IVS-TM-, has not been commercially successful. The Company was formed in April 1991 and most of its products are still in the development stage. In addition, several of the Company's products are aimed at the electric vehicle market, which is still in its infancy and may never achieve commercial prominence. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with establishing a new business, including, without limitation, uncertainty as to market acceptance of the Company's products, marketing problems and expenses, competition and changes in business strategy. There can be no assurance that the Company will be successful in its proposed business activities.

    Moreover, except for the IVS-TM-, the Company's other products are in various stages of prototype development and will require the expenditure of significant funds for further development and testing in order to commence commercial sales. No assurance can be given that the Company will obtain such additional funds or that it will be successful in resolving all technical problems relating to its products or in developing the technology used in its prototypes into commercially viable products. The Company does not expect to generate any significant revenues from the sale of seat or radar products for at least 12 to 24 months, and no assurance can be given that such sales will ever materialize. Further, there can be no assurance that any of the Company's products, if successfully developed, will be capable of being produced in commercial quantities at reasonable costs or will be successfully marketed and distributed. See "--Limited Marketing Capabilities; Uncertainty of Market Acceptance."

SUBSTANTIAL OPERATING LOSSES SINCE INCEPTION

    The Company has incurred substantial operating losses since its inception. At December 31, 1995 and at September 30, 1996, the Company had accumulated deficits since inception of $13,187,000 and $19,432,000, respectively. During the years ended December 31, 1994 and 1995, the Company had net losses of $4,235,000 and $3,237,000, respectively. For the nine months ended September 30, 1995 and 1996, the Company had net losses of $2,960,000 and $6,245,000, respectively. The Company has incurred additional losses and its accumulated deficit has increased since September 30, 1996. The Company's accumulated deficits are attributable to the costs of developmental and other start-up activities, including the industrial design, development and marketing of the Company's products and a significant loss incurred on a major electric vehicle development contract. The Company has continued to incur losses due to continuing expenses without significant revenues or profit margins on the sale of products, and expects to incur significant losses for the foreseeable future.

NEED FOR ADDITIONAL FINANCING

    The Company has experienced negative cash flow since its inception and has expended, and expects to continue to expend, substantial funds to continue its development efforts. The Company has not generated and does not expect to generate in the foreseeable future sufficient revenues from the sales of its principal products to cover its operating expenses. Even after completion of the Offering, the Company will require additional financing through bank borrowings, debt or equity financing or otherwise to finance its planned operations. If additional funds are not obtained when needed, the Company will be required to significantly curtail its activities, dispose of one or more of its technologies and/or cease operations and liquidate. If and when the Company is able to commence commercial production of its heated and cooled seat or radar products, the Company will incur significant expenses for tooling product parts and to set up manufacturing and/or assembly processes. In part as a result of the Company's anticipated capital requirements, management is currently seeking to sell the IVS-TM- product line or enter into collaborative or other arrangements with financial or strategic corporate partners to develop the IVS-TM- product and its electric vehicle technologies. See "--Possible Disposition or Abandonment of Electric Vehicle and IVS-TM- Product Businesses." No assurance can be given that such alternate funding sources can be obtained or will provide sufficient, or any, financing for the Company. Moreover, the licensing agreements for the Company's current and potential future rights to licensed technology generally require the payment of minimum royalties. For the fiscal year ended December 31, 1995, the Company paid a total of approximately $121,000 in royalties. In the event the Company is unable to pay such royalties or otherwise breaches such licensing agreements, the Company would lose its rights to the technology, which would have a material adverse effect on the Company's business.

POSSIBLE DISPOSITION OR ABANDONMENT OF ELECTRIC VEHICLE AND IVS-TM- PRODUCT
  BUSINESSES

    To date, the Company has focused on and invested substantial capital in four product technologies: (i) thermoelectric heated and cooled seats; (ii) radar for maneuvering and safety; (iii) voice interactive navigation and entertainment; and (iv) electric vehicle components and production systems. See "Business--Products." The Company has recently determined to focus its resources primarily on developing its heated and cooled seat and radar technologies. The Company is presently seeking to sell the IVS-TM- product line or find a strategic or financial partner to help further develop and market the IVS-TM-product. The Company is also presently seeking strategic and financial partners to help support continued development and marketing of the Company's electric vehicle systems. No assurance can be given that the Company's change in business strategy will prove successful or even beneficial to the Company. Further, no assurance can be given that the Company will be able to complete a sale of the IVS-TM- product line, obtain additional funding or attract strategic or financial partners or that, if such funding or partners were to be obtained, the electric vehicle or IVS-TM- products could be successfully developed. If the Company is unable to arrange such a relationship in the near term, the Company will attempt to sell its proprietary interests and other assets in and related to these technologies or abandon their development. No assurance can be given that the Company would be able to effect such a sale on terms favorable to the Company or at all.

ELECTRIC VEHICLE COST OVERRUNS AND SIGNIFICANT CONTRACT LOSSES

    In its results for the nine months ended September 30, 1996, the Company reported cost overruns on the approximately $9.6 million electric vehicle contract now in process that resulted in the Company recording charges to operations for the ultimate estimated loss at completion of the contract of approximately $1,625,000. The Company may continue to experience cost overruns on this contract due to unanticipated design and development problems and continuing delays in the completion of this contract, as well as other factors. Furthermore, the customer under the contract is entitled to withhold 10% of the contract price payable to the Company for a period of time following the final shipment and to offset such amount against any claims the customer may have against the Company, including any warranty claims. Any such withholding and/or offset would further exacerbate the Company's liquidity problems. The Company will also be obliged to fulfill warranty obligations on electric vehicles delivered under the contract for a period of one year, which may result in additional expense to the Company.

UNCERTAIN MARKET DEMAND FOR IVS-TM-; FURTHER REFINEMENT NEEDED; POSSIBLE
  DISPOSITION

    Development of the first generation IVS-TM- audio navigation product was completed and commercial sales commenced in December 1995. To date, sales of the product have been weak due to lower than anticipated consumer acceptance of the product and overall market demand. In 1995, the Company had pre-production orders for approximately 2,000 units. As of September 30, 1996, only approximately 2,700 units have been produced and sold. Of the units sold so far, approximately 270 are subject to one customer's right to return units for a refund of approximately $77,000. No assurance can be given that such units will not be returned. Moreover, the Company believes that the current IVS-TM- product is not commercially viable and will require further development, at significant cost, in order to have a reasonable prospect for commercial viability, particularly with respect to sales to automobile manufacturers. Based upon the results to date, the strategy of attempting to sell the IVS-TM- product in the aftermarket is questionable. As a result of weak demand for the product in its current form and the capital resources necessary to refine and market it, the Company is presently seeking to sell the IVS-TM- product line and the Company's interests in related technology or to find a strategic or financial partner to help further develop and market the IVS-TM- product. If no such sale or relationship is consummated in the near future, the Company intends to discontinue sales and further development of the IVS-TM- and related technology. See "--Possible Disposition or Abandonment of Electric Vehicle and IVS-TM-Product Businesses."

POSSIBLE TERMINATION OF LICENSE OF VOICE-RECOGNITION SOFTWARE TECHNOLOGY USED IN
  IVS-TM-

    The Company has failed to make advance royalty payments required by the terms of the governing license agreement for certain voice-recognition software technology used in the IVS-TM-. The license agreement affords the licensor the opportunity to terminate the agreement under such circumstances. If the licensor were to terminate such license, in order to continue to manufacture and sell the IVS-TM-, the Company would either need to reach an accommodation with such licensor or identify and secure a license to use a substitute software technology, neither of which can be assured. The adaptation of substitute software technology under such circumstances might result in additional development costs to the Company. If the Company were unable to reach an accommodation with the licensor or identify and secure a substitute license, the Company's ability to sell the IVS-TM- product line and the Company's interests in related technology might be impaired.

LACK OF EXCLUSIVE LICENSES ON IVS-TM- AND HEATED AND COOLED SEATS; POTENTIAL
  LOSS OF EXCLUSIVITY OF LICENSE ON RADAR FOR MANEUVERING AND SAFETY

    The Company has entered into an agreement with the IVS-TM- licensor, Audio Navigation Systems, LLC ("ANS"), formerly Audio Navigation Systems, Inc., which resolved prior differences of interpretation of the license agreement covering the IVS-TM- technology. The new agreement provides, among other things, that ANS can produce, market and/or license others to make an interactive voice system product that could compete directly with the Company's IVS-TM- product. The Company believes that ANS may introduce a competitive product in 1997. Such competition could have an adverse effect on the value of the Company's IVS-TM-product and on any future versions of such product. The Company also lacks an exclusive license for its heated and cooled seat technology. Consequently, such technology may be licensed to other entities, which may introduce seat products competitive with those of the Company. Such competitive products may be superior to the Company's seat products, and such competition may have a material adverse effect on sales of the Company's seat products and on the business and financial condition of the Company.

    The Company's exclusive license from the Regents of the University of California for the Company's radar technology requires the Company to achieve commercial sales of products by the end of 1998. Commercial sales are defined as sales of non-prototype products to at least one original equipment manufacturer. Failure to achieve commercial sales for a particular application will result in the loss of exclusivity of the license for that application, in which event the licensor will have the right to grant other entities a non-exclusive license for that application at terms no more favorable than those enjoyed by the Company.

LIMITED PROTECTION OF PATENTS AND PROPRIETARY RIGHTS; POTENTIAL DISPUTE WITH
  LICENSOR OF SEAT TECHNOLOGY

    The Company believes that patents and proprietary rights have been and will continue to be important in enabling the Company to compete. There can be no assurance that the Company's or its licensors' patents and proprietary rights will not be challenged or circumvented or will provide the Company with any meaningful competitive advantages or that any pending patent applications will issue. Failure to obtain patents in certain foreign countries may materially adversely affect the Company's ability to compete effectively in certain international markets.

    The Company has a different understanding regarding technology improvements made by the Company than that of the licensor of certain technology used in the Company's heated and cooled seats. Such licensor has informed the Company that he believes that he is entitled to a license to use any improvements to such technology that the Company might develop. If such licensor were deemed to have such rights to use such improvements, such licensor may develop and sell seat products competitive with those of the Company, which competition may have a material adverse effect on sales of the Company's seats and its business and financial condition generally.

    The Company also relies on trade secrets that it seeks to protect, in part, through confidentiality and non-disclosure agreements with employees, customers and other parties. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any such breach or that the Company's trade secrets will not otherwise become known to or independently developed by competitors. The Company may be involved from time to time in litigation to determine the enforceability, scope and validity of proprietary rights. Any such litigation could result in substantial cost to the Company and diversion of effort by the Company's management and technical personnel. Additionally, with respect to licensed technology, there can be no assurance that the licensor of the technology will have the resources, financial or otherwise, or desire to defend against any challenges to the rights of such licensor to its patents.

DEPENDENCE ON ACCEPTANCE BY AUTOMOBILE MANUFACTURERS AND CONSUMERS; MARKET
  COMPETITION

    The Company's ability to successfully market its seats and radar products will in large part be dependent upon the willingness of automobile manufacturers to incur the substantial expense involved in the purchase and installation of the Company's products and systems, and, ultimately, upon the acceptance of the Company's products by consumers. The Company's potential customers may be reluctant to modify their existing automobile models, where necessary, to incorporate the Company's products. In addition, automobile manufacturers may be reluctant to purchase key components from a small, development-stage company with limited financial and other resources. The Company's ability to successfully market its seats and radar products will also be dependent in part upon its ability to persuade automobile manufacturers that the Company's products are sufficiently unique that they cannot be obtained elsewhere. See "--Competition; Possible Obsolescence of Technology" and "--Lack of Exclusive Licenses on IVS-TM- and Heated and Cooled Seats; Potential Loss of Exclusivity of License on Radar for Maneuvering and Safety." There can be no assurance that the Company will be successful in this effort. Furthermore, in the event the Company is successful in obtaining favorable responses from automobile manufacturers, the Company may need to license its technology to potential competitors to ensure adequate additional sources of supply in light of automobile manufacturers' reluctance to purchase products from a sole source supplier (particularly where the continued viability of such supplier is in doubt, as may be the case with the Company). Acceptance of the Company's components and systems for electric vehicles is dependent upon market acceptance of electric vehicles, as to which there can be no assurance.

LACK OF CAPITAL TO FUND PROPOSED ELECTRIC VEHICLE JOINT VENTURE; STRATEGY
  UNTESTED

    In February 1996, the Company entered into a memorandum of understanding (which by its terms expired on August 29, 1996) with a strategic partner to enter into a proposed joint venture in India to develop, market and/or manufacture electric vehicles. The terms of the memorandum of understanding called for the Company to contribute cash and certain technology to the proposed joint venture in exchange for a minority equity stake. The Company presently lacks the capital to make such a financial contribution to a joint venture entity, and currently does not propose to apply any of the net proceeds of the Offering for such purpose. Accordingly, unless the terms of the joint venture were to be revised so as to eliminate or substantially reduce the Company's required capital contribution, or unless the Company can find a new or additional joint venture partner, the Company would be unable to participate in the proposed joint venture on its original terms. No assurance can be given that the Company will be able to reduce its required capital contribution to the proposed joint venture or obtain additional financing for the proposed joint venture. Furthermore, there can be no assurance that the Company and its proposed partner will ever consummate the proposed joint venture.

    Even if the Company were able to obtain sufficient funding to participate in the proposed joint venture in India or similar joint ventures in other countries, there can be no assurance that the governments of such countries would grant the necessary permits, authority and approvals for any such joint venture or similar enterprise or for the development, manufacture and sale of electric vehicles, that consumer interest would be sufficient or economic factors affecting consumer demand would be favorable to make such ventures financially feasible, or that competition will not exist or develop that would materially adversely affect the financial feasibility of such ventures. In addition, many of the Company's competitors in the electric vehicle market have greater financial resources than the Company. See "--Dependence on Acceptance by Automobile Manufacturers and Consumers; Market Competition" and "--Competition; Possible Obsolescence of Technology."

    The Company has treated certain costs totaling approximately $700,000 incurred in connection with prototype development in anticipation of the formation of the Indian joint venture as capitalized expenses. In the event that the joint venture is never formed, the Company will in the future be required to treat such costs as current period expenses. In such event, such expenses will reduce income or increase losses during the period in which they are charged. If the joint venture is formed and the Company obtains contracts from it that are related to the prototype development, such costs will be expensed and matched against the related revenues.

LIMITED MANUFACTURING EXPERIENCE

    To date, the Company has been engaged in only limited manufacturing, principally of the IVS-TM- in small quantities, and there can be no assurance that the Company's efforts to establish its manufacturing operations for any of its products (including electric vehicles) will not exceed estimated costs or take longer than expected or that other unanticipated problems will not arise which will materially adversely affect the Company's operations, financial condition and/or business prospects. The Company has already experienced significant delays and cost overruns in connection with its electric vehicle contracts. See "--Electric Vehicle Cost Overruns and Significant Contract Losses." Automobile manufacturers demand on-time delivery of quality products, and some have required the payment of substantial financial penalties for failure to deliver components to their plants on a timely basis. Such penalties, as well as costs to avoid them, such as working overtime and overnight air freighting parts that normally are shipped by other less expensive means of transportation, could have a material adverse effect on the Company's business and financial condition. Moreover, the inability to meet demand for the Company's products on a timely basis would materially adversely affect the Company's reputation and prospects. The Company currently is seeking to identify and hire a vice president of operations with manufacturing experience. However, no assurance can be given that the Company will be successful in identifying or hiring such an individual on terms affordable to the Company (or on any terms).

RESTATEMENT OF 1996 1ST QUARTER AND 2ND QUARTER FINANCIAL RESULTS

    On October 24, 1996, the Company filed two Forms 10-Q/A amending the Company's quarterly reports on Form 10-Q for the periods ended March 31, 1996 and June 30, 1996, respectively, to adjust revenues and expenses associated with development contracts. In the six months ended June 30, 1996, these adjustments resulted in a decrease in revenues from development contracts and related grants of $1,500,000 and a decrease in expenses related to direct development contract costs and related grants of $570,000, which caused an increased operating loss and net loss of $930,000. Net loss per share for such period increased by $.23.

DEPENDENCE ON AND STRAINED RELATIONS WITH VENDORS AND SUPPLIERS

    The Company is dependent on various vendors and suppliers for the components of its products. Although the Company believes that there are a number of alternative sources for most of these components, certain components are only available from a limited number of suppliers. Due to the Company's recent cash shortfalls, prior to the completion of the Bridge Financing, the Company was unable to pay most of its vendors and suppliers on a timely basis. As a result, although most of the Company's accounts payable are now current, the Company believes that its relations with many of such vendors and suppliers may be strained. Many of such vendors and suppliers will no longer extend trade credit to the Company. There can be no assurance that any of such vendors and suppliers will not limit or cease doing business with the Company in the future or further alter the terms on which they do business with the Company. The loss of any significant supplier, in the absence of a timely and satisfactory alternative arrangement, or an inability to obtain essential components on reasonable terms or at all, could materially adversely affect the Company's business and operations. The Company's business and operations could also be materially adversely affected by delays in deliveries from suppliers.

DEFAULT UNDER BANK CREDIT LINE

    The Company has a secured line of credit from a commercial bank to borrow funds based on costs incurred and billings made under a major electric vehicle development contract. The Company has experienced significant delays and cost overruns under such electric vehicle contract, which may delay or impair the Company's ability to collect the remaining payments due under this contract. See "--Electric Vehicle Cost Overruns and Significant Contract Losses." The line of credit is secured by a security interest in all of the Company's personal property, including, but not limited to, all accounts receivable, equipment, inventory and general intangibles. As of December 5, 1996, the Company had approximately $1,100,000 outstanding under the secured line of credit. The Company intends to use part of the proceeds of the Offering to repay all amounts due under the line of credit. See "Use of Proceeds." The line of credit expired by its terms but has been extended until December 31, 1996.

    The Company has breached certain financial covenants under the line of credit, which default would entitle the bank to declare all sums outstanding under the line of credit immediately due and payable. However, the bank has agreed to forbear until December 31, 1996 from exercising its rights and remedies with respect to the Company's breaches of the financial covenants.

SHARES ELIGIBLE FOR FUTURE SALE

    Future sales of Class A Common Stock by existing stockholders pursuant to Rule 144 under the Securities Act, pursuant to the Subsequent Offering or otherwise, or the potential of such sales, could have an adverse effect on the price of the Company's securities. Pursuant to the Subsequent Offering, 1,620,000 Selling Securityholder Warrants and the underlying Class A Common Stock will be registered for resale subsequent to this Offering, subject to a contractual restriction that the Selling Securityholders not sell any of the Selling Securityholder Warrants for at least 90 days after the date of this Prospectus and, during the period from 91 to 270 days after the date of this Prospectus, may only sell specified percentages of such Selling Securityholder Warrants. Approximately 7,068,500 shares of Class A Common Stock are outstanding prior to completion of the Offering. 3,000,000 of such shares are Escrow Shares not transferable unless released from escrow pursuant to the Escrow Agreement. See "Principal Shareholders--Escrow Shares." Of the 4,068,500 shares of Class A Common Stock outstanding prior to the Offering that are not Escrow Shares, 795,197 are "restricted securities," all of which are currently eligible for sale pursuant to Rule 144 under the Securities Act. However, all directors and executive officers of the Company and certain holders of the outstanding shares of Class A Common Stock have agreed not to sell any shares of Common Stock for a period of 13 months from the date of this Prospectus without the prior written consent of the Underwriter. In addition, the holders of the Unit Purchase Option and the holders of 760,000 shares of Class A Common Stock or options and warrants to purchase shares of Class A Common Stock have certain demand and "piggy-back" registration rights with respect to their securities. Exercise of such rights could involve substantial expense to the Company. See "Description of Securities," "Shares Eligible for Future Sale," "Subsequent Offering" and "Underwriting."

    In connection with certain threatened claims against the Company and its directors and officers, certain of the Company's shareholders have indicated to the Company that they may attempt to sell all or part of their holdings of Class A Common Stock. See "--Legal Proceedings."

OUTSTANDING OPTIONS AND WARRANTS

    Upon completion of this Offering, the Company will have outstanding (i) a minimum of 2,625,000 and a maximum of 3,600,000 Class A Warrants to purchase shares of Class A Common Stock; (ii) the Selling Securityholder Warrants to purchase 1,620,000 shares of Class A Common Stock; (iii) the Unit Purchase Option to purchase an aggregate of a minimum of 525,000 and a maximum of 720,000 shares of Class Common Stock, assuming exercise of the underlying Class A Warrants; (iv) 530,000 shares of Class A Common Stock reserved for issuance upon exercise of options under the Company's 1993 Stock Option Plan, under which options to purchase 312,543 shares of Class A Common Stock are outstanding; and
(v) a minimum of 280,218 and a maximum of 284,388 shares of Class A Common Stock issuable upon exercise of outstanding warrants. Holders of such warrants and options are likely to exercise them when, in all likelihood, the Company could obtain additional capital on terms more favorable than those provided by such warrants and options. Further, while these warrants and options are outstanding, the Company's ability to obtain additional financing on favorable terms may be adversely affected.

LEGAL PROCEEDINGS

    HBI Financial Inc., a shareholder of the Company, and certain affiliated persons and entities (collectively, "HBI"), have threatened various claims against the Company and its directors and officers arising out of the December 1995 private placement by the Company of 750,000 shares of Class A Common Stock. HBI alleges that the Company made false and misleading statements and failed to disclose certain information in connection with such private placement. The Company believes these allegations to be without merit. While, to the Company's knowledge, HBI has commenced no legal action against the Company in connection with such claims, no assurance can be given that HBI will not do so in the future. If HBI were to commence such legal action, the Company would be forced to defend such action and/or settle with HBI, the costs of which defense and/or any resulting liability or settlement could have a material adverse effect on the Company's financial condition. John W. Clark, a director of the Company, is a general partner of an affiliate of HBI Financial Inc.

    The Company is subject to other litigation in the ordinary course of its business, none of which is expected to have a material adverse effect on the Company. See "Business--Legal Proceedings."

LIMITED MARKETING CAPABILITIES; UNCERTAINTY OF MARKET ACCEPTANCE

    Because of the sophisticated nature and early stage of development of its products, the Company will be required to educate potential customers and successfully demonstrate that the merits of the Company's products justify the costs associated with such products. In certain cases, the Company will likely encounter resistance from customers reluctant to make the modifications necessary to incorporate the Company's products into their products or production processes. In some instances, the Company may be required to rely on its distributors or other strategic partners to market its products. The success of any such relationship will depend in part on the other party's own competitive, marketing and strategic considerations, including the relative advantages of alternative products being developed and/or marketed by any such party. There can be no assurance that the Company will be able to market its products properly so as to generate meaningful product sales.

TIME LAG FROM PROTOTYPE TO COMMERCIAL SALES

    The sales cycle in the automotive components industry is lengthy and can be as long as six years or more for products that must be designed into a vehicle, since some companies take that long to design and develop a car. Even when selling parts that are neither safety-critical nor highly integrated into the vehicle, there are still many stages that an automotive supply company must go through before achieving commercial sales. The sales cycle is lengthy because an automobile manufacturer must develop a high degree of assurance that the products it buys will meet customer needs, interface as easily as possible with the other parts of a vehicle and with the automobile manufacturer's production and assembly process, and have minimal warranty, safety and service problems. In the case of electric vehicles, another factor affecting the pace of commercialization is the pace of development of the electric vehicle industry itself. Since that industry has been and probably will continue to be slow to develop, electric vehicle products can generally be expected to require even longer times for commercialization than products intended for use in conventional gasoline-powered vehicles.

SPECIAL FACTORS APPLICABLE TO THE AUTOMOTIVE INDUSTRY IN GENERAL

    The automobile industry is cyclical and dependent on consumer spending. The Company's future sales may be subject to the same cyclical variations as the automotive industry in general. There have been recent reports of declines in sales of automobiles on a worldwide basis, and there can be no assurance that continued or increased declines in automobile production would not have a material adverse effect on the Company's business or prospects. Additionally, automotive customers typically reserve the right to unilaterally cancel contracts completely or to require unilateral price reductions. Although they generally reimburse companies for actual out-of-pocket costs incurred with respect to the particular contract up to the point of cancellation, these reimbursements typically do not cover costs associated with acquiring general purpose assets such as facilities and capital equipment, and may be subject to negotiation and substantial delays in receipts by the Company. Any unilateral cancellation of, or price reduction with respect to, any contract that the Company may obtain could reduce or eliminate any financial benefits anticipated from such contract and could have a material adverse effect on the Company's financial condition and results of operations.

COMPETITION; POSSIBLE OBSOLESCENCE OF TECHNOLOGY

    The automotive component and electric vehicle industries are subject to intense competition. Most of the Company's competitors are substantially larger in size, have substantially greater financial, marketing and other resources than the Company, and have more extensive experience and records of successful operations than the Company. Competition extends to attracting and retaining qualified technical and marketing personnel. There can be no assurance that the Company will successfully differentiate its products from those of its competitors, that the marketplace will consider the Company's current or proposed products to be superior or even comparable to those of its competitors, or that the Company can succeed in establishing relationships with automobile manufacturers. Furthermore, no assurance can be given that competitive pressures faced by the Company will not adversely affect its financial performance. Due to the rapid pace of technological change, the Company's products may even be rendered obsolete by future developments in the industry. The Company's competitive position would be adversely affected if it were unable to anticipate such future developments and obtain access to the new technology.

DEPENDENCE ON KEY PERSONNEL; NEED TO RETAIN TECHNICAL PERSONNEL

    The Company's success will depend to a large extent upon the continued contributions of Lon E. Bell, Ph.D., Chief Executive Officer, President and Chairman of the Board of Directors and the founder of the Company, and Joshua M. Newman, Vice President of Corporate Development and Planning and a Director. The Company has obtained key-person life insurance coverage in the amount of $2,000,000 on the life of Dr. Bell and in the amount of $1,000,000 on the life of Mr. Newman. The Company is currently applying for an increase in the coverage amount on the life of Mr. Newman to $2,000,000. Neither Dr. Bell nor Mr. Newman is bound by an employment agreement with the Company. The loss of the services of Dr. Bell, Mr. Newman or any of the Company's executive personnel could materially adversely affect the Company. The success of the Company will also depend, in part, upon its ability to retain qualified engineering and other technical and marketing personnel. There is significant competition for technologically qualified personnel in the geographical area of the Company's business and the Company may not be successful in recruiting or retaining sufficient qualified personnel.

POTENTIAL CHARGES TO INCOME

    In connection with the Company's initial public offering completed in 1993, the Escrow Shares were placed (and currently remain) in an escrow account, and are subject to release to the beneficial owners of such shares in the event the Company attains certain pre-tax income goals. In the event any Escrow Shares are released to persons who are current or former officers or other employees of the Company, compensation expense will be recorded for financial reporting purposes. Accordingly, in the event of the release of the Escrow Shares from escrow, the Company will recognize during the periods in which the earnings thresholds are met or are probable of being met one or more substantial non-cash charges which would have the effect of substantially increasing the Company's loss or reducing or eliminating earnings, if any, at such time. Although the amount of compensation expense recognized by the Company will not affect the Company's total shareholders' equity or reduce its working capital, it may have a depressive effect on the market price of the Company's securities. The Company also expects to incur a non-recurring charge to operations in each fiscal quarter up to and including the fiscal quarter in which the closing of the Offering occurs relating to the repayment of the Bridge Notes and associated costs of their issuance the aggregate amount of which, together with the charge the Company will incur upon repayment of the Bridge Notes, will be approximately $500,000. See "Principal Shareholders--Escrow Shares" and Management's Discussion and Analysis of Financial Condition and Results of Operations."

POTENTIAL PRODUCT LIABILITY

    The Company's business will expose it to potential product liability risks which are inherent in the manufacturing, marketing and sale of automotive components. In particular, there may be substantial warranty and liability risks associated with critical safety components of the Company's products. If available, product liability insurance generally is expensive. While the Company presently has $5,000,000 of product liability coverage with respect to the IVS-TM- product and its electric vehicle prototypes, there can be no assurance that it will be able to obtain or maintain such insurance on acceptable terms with respect to other products the Company may develop, or that any insurance obtained will provide adequate protection against any potential liabilities. In the event of a successful claim against the Company, a lack or insufficiency of insurance coverage could have a material adverse effect on the Company's business and operations.

GOVERNMENT AUDITS OF GRANTS

    For the year ended December 31, 1995, and for the nine months ended September 30, 1996, the Company received a total of $1,469,000 and $1,454,000, respectively, in Federal and state government grants to fund the Company's development of various of its products, including electric vehicles. The Company's grants are subject to periodic audit by such government authorities for the purpose of confirming, among other things, progress in development and that grant moneys are being used and accounted for as required by the granting authority. If, as a result of any such audit, a granting authority were to disallow expenses submitted for reimbursement, such authority could seek recovery of such funds from the Company. The Company is not aware of any pending or threatened audits with respect to the Company's grants and does not have any reason to believe that any grant moneys have been applied in a manner inconsistent with grant requirements or that any grant audits are otherwise warranted or likely. However, no assurance can be given that any such audits will not be commenced in the future or that, if commenced, any such audits would not result in an obligation of the Company to reimburse funds to the granting authority.

IMMEDIATE AND SUBSTANTIAL DILUTION

    Purchasers of Units in the Offering will experience immediate and substantial dilution of approximately $3.66 or 64% (if each Unit contains the minimum of 175 shares of Class A Common Stock) or $2.38 or 57% (if each Unit contains the maximum of 240 shares of Class A Common Stock) per share in the net tangible book value per share of Class A Common Stock. Additional dilution to public investors may result to the extent that the Class A Warrants, Unit Purchase Option or other outstanding options or warrants to purchase Class A Common Stock are exercised at a time when the net tangible book value per share exceeds the exercise price of such securities. See "Dilution."

NO DIVIDENDS

    The Company has not paid any cash dividends on its Common Stock since its inception and, by reason of its present financial status and its contemplated financial requirements, does not anticipate paying any cash dividends in the foreseeable future. It is anticipated that earnings, if any, which may be generated from operations will be used to finance the operations of the Company.

FLUCTUATIONS IN QUARTERLY RESULTS; SIGNIFICANT DECLINE IN REVENUES EXPECTED;
  POSSIBLE VOLATILITY OF STOCK PRICE

    Factors such as announcements by the Company of quarterly variations in its financial results, or unexpected losses, could cause the market price of the Class A Common Stock of the Company to fluctuate significantly. The results of operations in previous quarters have been partially dependent on large grants, orders and development contracts, which may not recur in the future. In addition, the Company's quarterly operating results may fluctuate significantly in the future due to a number of other factors, including timing of product introductions by the Company and its competitors, availability and pricing of components from third parties, timing of orders, foreign currency exchange rates, technological changes and economic conditions generally. Development contract revenues are expected to decline significantly in the next two fiscal quarters because the activity on the Company's major electric vehicle development contract is expected to diminish during the fourth quarter of 1996 and ultimately conclude at the end of 1996 with no replacement contract presently scheduled to follow. In recent years, the stock markets in general, and the share prices of technology companies in particular, have experienced extreme fluctuations. These broad market and industry fluctuations may adversely affect the market price of the Class A Common Stock. In addition, failure to meet or exceed analysts' expectations of financial performance may result in immediate and significant price and volume fluctuations in the Class A Common Stock.

SIGNIFICANT INFLUENCE OF PRINCIPAL SHAREHOLDER

    Upon completion of the Offering, the Company's principal shareholder, Dr. Bell, will beneficially own approximately 32% of the outstanding shares of Class A Common Stock of the Company (approximately 31% if the Underwriters' over-allotment option is exercised in full) assuming that each Unit includes the maximum of 240 shares of Class A Common Stock, and, therefore, will have the power to significantly influence the management and policies of the Company. See "Principal Shareholders" and "Description of Securities."

ANTI-TAKEOVER EFFECTS OF UNISSUED PREFERRED STOCK

    The Company's Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the shareholders. The rights of the holders of Class A Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. However, the Company has no present plans to issue shares of Preferred Stock.

RISK OF FOREIGN SALES

    A substantial percentage of the Company's revenues to date have been from sales to foreign countries and accordingly, the Company's business is subject to many of the risks of international operations, including governmental controls, tariff restrictions, foreign currency fluctuations and currency control regulations.

POTENTIAL ADVERSE EFFECT OF REDEMPTION OF WARRANTS

    Commencing one year from the date of this Prospectus, the Class A Warrants may be redeemed by the Company at a redemption price of $.05 per Warrant upon not less than 30 days' prior written notice if the closing bid price of the Class A Common Stock shall have averaged in excess of 175% of the Class A Warrant exercise price per share for 30 consecutive trading days ending within 15 days of the notice. Redemption of the Class A Warrants could force the holders (i) to exercise the Class A Warrants and pay the exercise price therefor at a time when it may be disadvantageous for the holders to do so, (ii) to sell the Class A Warrants at the then current market price when they might otherwise wish to hold the Class A Warrants, or (iii) to accept the nominal redemption price which, at the time the Class A Warrants are called for redemption, is likely to be substantially less than the market value of the Class A Warrants. See "Description of Securities--Class A Warrants."

CURRENT PROSPECTUS AND STATE REGISTRATION TO EXERCISE WARRANTS

    Holders of Class A Warrants will be able to exercise the Class A Warrants only if (i) a current prospectus under the Securities Act relating to the securities underlying the Class A Warrants is then in effect and (ii) such securities are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of Class A Warrants reside. Although the Company has undertaken and intends to use its best efforts to maintain a current prospectus covering the securities underlying the Class A Warrants following completion of the Offering to the extent required by

Federal securities laws, there can be no assurance that the Company will be able to do so. The value of the Class A Warrants may be greatly reduced if a prospectus covering the securities issuable upon the exercise of the Class A Warrants is not kept current or if the securities are not qualified, or exempt from qualification, in the states in which the holders of Class A Warrants reside. Persons holding Class A Warrants who reside in jurisdictions in which such securities are not qualified and in which there is no exemption will be unable to exercise their Class A Warrants and would either have to sell their Class A Warrants in the open market or allow them to expire unexercised. If and when the Class A Warrants become redeemable by the terms thereof, the Company may exercise its redemption right even if it is unable to qualify the underlying securities for sale under all applicable state securities laws. See "Description of Securities--Class A Warrants."

POSSIBLE ADVERSE EFFECT ON LIQUIDITY OF THE COMPANY'S SECURITIES DUE TO THE
  INVESTIGATION OF D.H. BLAIR INVESTMENT BANKING CORP. AND D.H. BLAIR & CO., INC. BY THE SECURITIES AND EXCHANGE COMMISSION

    The Commission is conducting an investigation concerning various business activities of the Underwriter and D.H. Blair & Co., Inc. ("Blair & Co."), a selling group member which will distribute substantially all of the Units offered hereby. The investigation appears to be broad in scope, involving numerous aspects of the Underwriter's and Blair & Co.'s compliance with the Federal securities laws and compliance with the Federal securities laws by issuers whose securities were underwritten by the Underwriter or Blair & Co., or in which the Underwriter or Blair & Co. made over-the-counter markets, persons associated with the Underwriter or Blair & Co., such issuers and other persons. The Company has been advised by the Underwriter that the investigation has been ongoing since at least 1989 and that it is cooperating with the investigation. The Underwriter cannot predict whether this investigation will ever result in any type of formal enforcement action against the Underwriter or Blair & Co., or, if so, whether any such action might have an adverse effect on the Underwriter or the securities offered hereby. The Company has been advised that Blair & Co. intends to continue to make a market in the securities following the Offering. An unfavorable resolution of the Commission's investigation could have the effect of limiting such firm's ability to make a market in the Company's securities, which could adversely affect the liquidity or price of such securities. See "Underwriting."

ADVERSE EFFECT ON LIQUIDITY ASSOCIATED WITH POSSIBLE RESTRICTIONS ON
  MARKET-MAKING ACTIVITIES IN THE COMPANY'S SECURITIES

    The Underwriter has advised the Company that Blair & Co., among others, intends to continue to make a market in the Company's securities. Rule 10b-6 under the Securities Act of 1934, as amended (the "Exchange Act"), may prohibit Blair & Co. from engaging in any market-making activities with regard to the Company's securities for the period from nine business days (or such other applicable period as Rule 10b-6 may provide) prior to any solicitation by the Underwriter of the exercise of Class A Warrants until the later of the termination of such solicitation activity or the termination (by waiver or otherwise) of any right that the Underwriter may have to receive a fee for the exercise of Class A Warrants following such solicitation. As a result, Blair & Co. may be unable to provide a market for the Company's securities during certain periods while the Class A Warrants are exercisable. In addition, under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Selling Securityholder Warrants may not simultaneously engage in market-making activities with respect to any securities of the Company for the applicable "cooling off" period (at least two and possibly nine business days) prior to the commencement of such distribution. Accordingly, in the event the Underwriter or Blair & Co. is engaged in a distribution of the Selling Securityholder Warrants, neither of such firms will be able to make a market in the Company's securities during the applicable restrictive period. Any temporary cessation of such market-making activities could have an adverse effect on the market price of the Company's securities. See "Underwriting."

ARBITRARY DETERMINATION OF PRICE AND TERMS OF UNITS

    The public offering price of the Units and the exercise price and other terms of the Class A Warrants have been determined in part by negotiation between the Company and the Underwriter and are not necessarily related to the Company's asset value, net worth, results of operations or other established criteria of value. See "Underwriting."

                                USE OF PROCEEDS

    The net proceeds of the Offering, at an assumed public offering price of $1,000 per Unit, are estimated to be approximately $13,100,000 ($15,125,000 if the Over-Allotment Option is exercised in full) after deducting underwriting discounts and estimated expenses of the Offering. A portion of the net proceeds will be allocated to the retirement of debt as follows: (i) the Bridge Notes bearing interest at 10% per annum and due and payable upon the earlier to occur of the closing of the Offering or October 31, 1997, in the amount of $2,850,000 plus accrued interest from October 31, 1996 (the proceeds from which have been and are being used to finance the Company's operations, including payments to vendors and suppliers and other general and administrative expenses, pending completion of the Offering); (ii) all outstanding amounts due under a secured bank line of credit bearing interest at the bank's "prime rate" plus 1.3% per annum and due and payable December 31, 1996 (see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources"), in the amount of approximately $1,100,000 (the proceeds from which have been and are being used to finance the Company's performance under a contract to develop passenger electric vehicle systems for an Asian manufacturing company, and the Company's obligations under which have been partially guaranteed by Lon E. Bell, Ph.D., Chief Executive Officer, President and Chairman of the Board of Directors, founder of the Company and a principal shareholder of the Company); and (iii) the September 1996 working capital loan made by Dr. Bell bearing interest at 8% per annum and due and payable on demand, in the principal amount of $200,000 (the proceeds from which were used to augment the Company's short-term working capital). In addition, the Company intends to apply approximately $100,000 of the net proceeds of the Offering to pay deferred executive salaries. The Company intends to apply the balance of the net proceeds of the Offering (approximately $8,820,000) to fund near-term production engineering, manufacturing, research and development and marketing of its products, allocated approximately as follows: $7,320,000 to the Company's thermoelectric heated and cooled seats and radar for maneuvering and safety technologies, and $1,500,000 to the Company's electric vehicle components and production systems technologies and voice interactive navigation and entertainment. To the extent that the Company has net proceeds from the Offering that it is not able to use for the foregoing purposes, the Company intends to use such net proceeds for general corporate purposes. Pending the uses described above, the net proceeds of the Offering will be invested in short-term interest-bearing securities or money market funds.

    The amounts and timing of such expenditures may vary significantly depending upon numerous factors, including the progress of the Company's research and development programs, the timing of development contracts and grant funding, if any, technological advances, determinations as to commercial potential and the status of competitive products. Expenditures may also be dependent upon the establishment of strategic arrangements with other companies, the availability of financing and other factors. Subject to the variables set forth above, the Company anticipates that the net proceeds of this Offering, together with its existing resources, should be sufficient to finance its working capital requirements for approximately the next 12 months.

                                    DILUTION

    The following discussion and tables allocate no value to the Class A Warrants and assume no exercise of the Underwriter's Over-Allotment Option.

    As of September 30, 1996, the Company had a net tangible book value of $1,004,000 or approximately $.25 per share of Class A Common Stock. Net tangible book value per share represents the amount of the Company's total tangible assets, less liabilities, divided by the number of shares of Class A Common Stock outstanding (excluding the Escrow Shares). Giving retroactive effect to the sale of the 15,000 Units offered hereby at an assumed price of $1,000 per Unit, and giving pro forma effect to the $500,000 charge to operations to be incurred upon repayment of the Bridge Notes, the pro forma net tangible book value at September 30, 1996 would have been (i) $2.05 per share if each Unit contains the minimum of 175 shares of Class A Common Stock, representing an immediate increase in net tangible book value of $1.80 per share to the present shareholders and an immediate dilution of $3.66 per share to new investors from the public offering price, and (ii) $1.79 per share if each Unit contains the maximum of 240 shares of Class A Common Stock, representing an immediate increase in net tangible book value of $1.54 per share to the present shareholders and an immediate dilution of $2.38 per share to new investors from the public offering price. Dilution per share represents the difference between the public offering price and the pro forma net tangible book per share value after the Offering.

    The following table illustrates the per share dilution to be incurred by public investors from the public offering price:

                                                                                        IF EACH UNIT          IF EACH UNIT
                                                                                        CONTAINS THE          CONTAINS THE
                                                                                         MINIMUM OF            MAXIMUM OF
                                                                                       175 SHARES OF         240 SHARES OF
                                                                                          CLASS A               CLASS A
                                                                                        COMMON STOCK          COMMON STOCK
                                                                                    --------------------  --------------------
Assumed public offering price per share of Class A Common Stock...................             $    5.71             $    4.17
    Net tangible book value before Offering.......................................        .25                   .25
    Increase attributable to new investors........................................       1.80                  1.54
                                                                                          ---                   ---
Pro forma net tangible book value after Offering..................................                  2.05                  1.79
                                                                                               ---------             ---------
Dilution of net tangible book value to new investors..............................             $    3.66             $    2.38
                                                                                               ---------             ---------
                                                                                               ---------             ---------

    The following table sets forth the difference between the present shareholders and the public investors with respect to the number of shares of Class A Common Stock purchased from the Company, the total consideration paid and the average price per share:

                                                                      IF EACH UNIT CONTAINS THE
                                                            MINIMUM OF 175 SHARES OF CLASS A COMMON STOCK
                                              --------------------------------------------------------------------------
                                                               PERCENT OF                   PERCENT OF    AVERAGE PRICE
                                                  NUMBER         TOTAL         AMOUNT         TOTAL         PER SHARE
                                              --------------  ------------  -------------  ------------  ---------------
Current Shareholders........................    4,068,500(1)          61%   $  20,045,000          57%      $    4.93
Investors in the Offering...................    2,625,000             39%      15,000,000          43%      $    5.71
                                              --------------       -----    -------------       -----
                                                6,693,500(1)       100.0%   $  35,045,000       100.0%
                                              --------------       -----    -------------       -----
                                              --------------       -----    -------------       -----

                                                                      IF EACH UNIT CONTAINS THE
                                                            MAXIMUM OF 240 SHARES OF CLASS A COMMON STOCK
                                              --------------------------------------------------------------------------
                                                               PERCENT OF                   PERCENT OF    AVERAGE PRICE
                                                  NUMBER         TOTAL         AMOUNT         TOTAL         PER SHARE
                                              --------------  ------------  -------------  ------------  ---------------
Current Shareholders........................    4,068,500(1)          53%   $  20,045,000          57%      $    4.93
Investors in the Offering...................    3,600,000             47%      15,000,000          43%      $    4.17
                                              --------------       -----    -------------       -----
                                                7,668,500(1)       100.0%   $  35,045,000       100.0%
                                              --------------       -----    -------------       -----
                                              --------------       -----    -------------       -----

------------------------

(1) Excludes the Escrow Shares. See "Principal Shareholders--Escrow Shares."

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

    The Company's Class A Common Stock has traded on the Nasdaq SmallCap Market under the symbol ARGNA since June 10, 1993. The Company has applied for inclusion of the Class A Warrants on the Nasdaq SmallCap Market. The Units will not be listed or traded separately on Nasdaq. The following table sets forth the high and low bid prices for the Class A Common Stock as reported on the Nasdaq SmallCap Market for each quarterly period (or part thereof) from the beginning of the first quarter of 1994 through September 30, 1996.

                                                                               HIGH        LOW
                                                                             ---------  ---------
1994
  1st Quarter..............................................................  $   10.00  $    7.50
  2nd Quarter..............................................................       9.75       8.00
  3rd Quarter..............................................................      10.00       9.00
  4th Quarter..............................................................      12.00       9.75
1995
  1st Quarter..............................................................      13.50       9.50
  2nd Quarter..............................................................      10.50       9.50
  3rd Quarter..............................................................      12.50       9.00
  4th Quarter..............................................................      11.25      10.25
1996
  1st Quarter..............................................................      10.75      10.00
  2nd Quarter..............................................................      12.00       9.00
  3rd Quarter..............................................................      11.00       7.50

    The last reported sales price of the Class A Common Stock on the Nasdaq SmallCap Market on December 5, 1996 was $5.75 per share. As of December 5, 1996, there were approximately 50 holders of record of the Class A Common Stock (not including beneficial owners holding shares in nominee accounts).

    The Company has not paid any cash dividends since its formation and, given its present financial status and its anticipated financial requirements, does not expect to pay any cash dividends in the foreseeable future. It is anticipated that earnings, if any, which may be generated from operations will be used to finance the operations of the Company.

                                 CAPITALIZATION

    The following table sets forth (i) the capitalization of the Company at September 30, 1996, (ii) the pro forma capitalization of the Company at September 30, 1996 giving effect to the Bridge Financing as if it had occurred on that date and (iii) the pro forma capitalization of the Company at September 30, 1996 as adjusted at that date to give effect to the sale of the Units offered hereby at an assumed offering price of $1,000 per unit (and the application of the net proceeds therefrom) and assuming the minimum and maximum shares of Class A Common Stock per Unit. See "Use of Proceeds," "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the financial statements of the Company and related notes thereto included elsewhere in this Prospectus.

                                                                                  SEPTEMBER 30, 1996
                                                                                    (IN THOUSANDS)
                                                                    -----------------------------------------------
                                                                                                   PRO FORMA
                                                                                              (AS ADJUSTED)(1)(3)
                                                                                 PRO FORMA   ----------------------
                                                                      ACTUAL      (1)(2)      MINIMUM     MAXIMUM
                                                                    ----------  -----------  ----------  ----------
Short term debt
  Capital lease--short term portion...............................  $       19   $      19   $       19  $       19
  Note payable to shareholder.....................................         200         200           --          --
  Bank loan payable...............................................       2,532       2,532        1,432       1,432
  10% Notes payable(4)............................................          --       2,850           --          --
  10% Convertible subordinated debentures(4)......................          --         150           --          --
                                                                    ----------  -----------  ----------  ----------
Total short term debt.............................................       2,751       5,751        1,451       1,451
                                                                    ----------  -----------  ----------  ----------
Long term portion of capital lease................................          50          50           50          50
Shareholders' equity
  Preferred stock, no par value;
    5,000,000 shares authorized, none issued......................      --          --           --          --
  Common stock:
    Class A, no par value; 17,000,000 shares authorized and
      4,068,500 shares issued and outstanding actual and pro
      forma, excluding 3,000,000 shares issued and held in escrow;
      17,000,000 shares authorized and 6,693,500 shares minimum
      and 7,668,500 shares maximum issued and outstanding,
      excluding 3,000,000 shares issued and held in escrow, as
      adjusted....................................................      17,321      17,321       30,421      30,421
    Class B, no par value; 3,000,000 shares authorized, none
      issued......................................................      --          --           --          --
    Warrants to purchase common stock.............................      --          --              150         150
    Contributed capital...........................................       3,115       3,115        3,115       3,115
    Deficit accumulated during development stage(2)...............     (19,432)    (19,432)     (19,932)    (19,932)
                                                                    ----------  -----------  ----------  ----------
    Total shareholders' equity....................................       1,004       1,004       13,754      13,754
                                                                    ----------  -----------  ----------  ----------
Total capitalization..............................................  $    3,805   $   6,805   $   15,255  $   15,255
                                                                    ----------  -----------  ----------  ----------
                                                                    ----------  -----------  ----------  ----------

------------------------

(1) Does not include (i) a minimum of 787,500 and a maximum of 1,080,000 shares of Class A Common Stock issuable upon exercise of the Over-Allotment Option and the Class A Warrants included in the Units issuable upon exercise of the Over-Allotment Option; (ii) a minimum of 2,625,000 and a maximum of 3,600,000 shares of Class A Common Stock issuable upon exercise of the Class A Warrants included in the Units offered hereby; (iii) a minimum of 525,000 and a maximum of 720,000 shares of Class A Common Stock issuable upon exercise of the Unit Purchase Option and the Class A

    Warrants included in the Units included in the Unit Purchase Option; (iv) a minimum of 280,218 and a maximum of 284,388 shares of Class A Common Stock issuable upon exercise of outstanding warrants; (v) 530,000 shares of Class A Common Stock presently reserved for issuance under the Company's 1993 Stock Option Plan, as amended, under which options to purchase 312,543 shares of Class A Common Stock are outstanding. "Description of Securities" and "Underwriting."

(2) Gives pro forma effect to the October 1996 issuance of the Bridge Units, net of approximately $500,000 of issuance costs, as if the issuance had occurred as of September 30, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

(3) As adjusted to give effect to the sale of the 15,000 Units offered hereby at an offering price of $1,000 per Unit and the application of the net proceeds therefrom (including the automatic conversion of the Bridge Debentures into Class A Warrants, the repayment of the principal on the Bridge Notes and the corresponding charge to operations upon repayment thereof estimated at $500,000). See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

(4) The Bridge Notes and Bridge Debentures are payable on the earlier of the closing of this Offering or October 31, 1997; provided that the Bridge Debentures will automatically convert upon the closing of the Offering into an aggregate of 1,620,000 Selling Securityholder Warrants.

BRIDGE FINANCING

    In October 1996, the Company completed the Bridge Financing from which it received net proceeds of approximately $2,500,000. The Bridge Notes and the Bridge Debentures are payable, together with interest at the rate of 10% per annum, on the earlier of October 31, 1997 or the closing of the Offering. See "Use of Proceeds." The Bridge Debentures are convertible upon the Closing of the Offering into the Selling Securityholder Warrants, each of which will be identical to the Class A Warrants included in the Units offered hereby, and which will entitle the holders thereof to purchase an aggregate of 1,620,000 shares of Class A Common Stock. The Company has agreed to register subsequent to the Offering for resale the Selling Securityholder Securities, subject to the contractual restriction that the Selling Securityholders have agreed not to exercise the Selling Securityholder Warrants for a period of one year from the closing of the Offering and not to sell the Selling Securityholder Warrants except after specified periods commencing 90 days after the closing date of the Offering. See "Subsequent Offering."

                            SELECTED FINANCIAL DATA

    The selected financial data of the Company presented below as of and for the four years ended December 31, 1995, as of and for the period April 23, 1991 (Inception) to December 31, 1991 and for the period April 23, 1991 (Inception) to December 31, 1995 have been derived from the audited financial statements of the Company. The selected financial data of the Company presented below at September 30, 1996 and for the nine months ended September 30, 1995 and 1996 and for the period April 23, 1991 (Inception) to September 30, 1996 have been derived from unaudited financial statements of the Company and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The results of operations for the nine months ended September 30, 1996 are not necessarily indicative of future results of operations. The selected financial data presented below should be read in conjunction with the financial statements and related notes thereto appearing elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                          NINE MONTHS
                         PERIOD FROM                                                     PERIOD FROM         ENDED
                       APRIL 23, 1991          FISCAL YEARS ENDED DECEMBER 31,         APRIL 23, 1991    -------------
                       (INCEPTION) TO     ------------------------------------------   (INCEPTION) TO    SEPTEMBER 30,
                      DECEMBER 31, 1991     1992       1993       1994       1995     DECEMBER 31, 1995      1995
                     -------------------  ---------  ---------  ---------  ---------  -----------------  -------------
                                                   (IN THOUSANDS EXCEPT PER SHARE DATA)
OPERATING DATA:
Total revenues.....       $  --           $   1,900  $   2,289  $   2,640  $   7,809      $  14,638        $   4,806
Costs and expenses:
  Direct
    development
    contract and
    related grant
    costs..........          --              --            525        928      5,332          6,785            3,895
  Direct grant
    costs..........              84           1,647      1,649        803        339          4,522              390
  Research and
    development....             221             356      1,578      2,137      2,367          6,659            1,785
  Selling, general
    and
    administrative,
    including
    reimbursable
    administrative
    costs..........             311           1,356      2,340      3,235      3,135         10,377            1,820
                             ------       ---------  ---------  ---------  ---------       --------      -------------
Total costs and
  expenses.........             616           3,359      6,092      7,103     11,173         28,343            7,890
                             ------       ---------  ---------  ---------  ---------       --------      -------------
Operating Loss.....            (616)         (1,459)    (3,803)    (4,463)    (3,364)       (13,705)          (3,084)
Interest Income....          --              --            163        228        127            518              124
Interest Expense...          --              --         --         --         --             --               --
                             ------       ---------  ---------  ---------  ---------       --------      -------------
Net loss...........       $    (616)      $  (1,459) $  (3,640) $  (4,235) $  (3,237)     $ (13,187)       $  (2,960)
                             ------       ---------  ---------  ---------  ---------       --------      -------------
                             ------       ---------  ---------  ---------  ---------       --------      -------------
Net loss per
  share............       $    (.61)      $   (1.46) $   (1.64) $   (1.28) $    (.98)        --            $   (0.90)
Weighted average
  number of shares
  outstanding......           1,000           1,000      2,213      3,300      3,306         --                3,300


                                       PERIOD FROM
                                      APRIL 23, 1991
                     SEPTEMBER 30,    (INCEPTION) TO
                         1996       SEPTEMBER 30, 1996
                     -------------  ------------------

OPERATING DATA:
Total revenues.....    $   6,501        $   21,139
Costs and expenses:
  Direct
    development
    contract and
    related grant
    costs..........        9,142            15,927
  Direct grant
    costs..........          101             4,623
  Research and
    development....        1,544             8,203
  Selling, general
    and
    administrative,
    including
    reimbursable
    administrative
    costs..........        1,838            12,215
                     -------------        --------
Total costs and
  expenses.........       12,625            40,968
                     -------------        --------
Operating Loss.....       (6,124)          (19,829)
Interest Income....           42               560
Interest Expense...         (163)             (163)
                     -------------        --------
Net loss...........    $  (6,245)       $  (19,432)
                     -------------        --------
                     -------------        --------
Net loss per
  share............    $   (1.54)           --
Weighted average
  number of shares
  outstanding......        4,060            --

                                                                               AS OF DECEMBER 31,
                                                              -----------------------------------------------------
                                                                1991       1992       1993       1994       1995
                                                              ---------  ---------  ---------  ---------  ---------
                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital (deficit)...................................  $    (438) $  (1,644) $   8,833  $   4,149  $   6,481
Total assets................................................         55        969      9,721      7,162      8,995
Long-term debt..............................................     --         --         --             78         68
Total liabilities...........................................        460      2,494        701      2,376      1,797
Deficit accumulated during development stage................       (616)    (2,075)    (5,715)    (9,950)   (13,187)
Total shareholders' equity (accumulated deficit)............       (405)    (1,525)     9,020      4,786      7,198


                                                                    AS OF
                                                              SEPTEMBER 30, 1996
                                                              ------------------

BALANCE SHEET DATA:
Working capital (deficit)...................................      $      351
Total assets................................................           5,876
Long-term debt..............................................              50
Total liabilities...........................................           4,872
Deficit accumulated during development stage................         (19,432)
Total shareholders' equity (accumulated deficit)............           1,004

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    The following discussion and analysis should be read in conjunction with the financial statements of the Company and related notes thereto appearing elsewhere in this Prospectus, and is qualified in its entirety by the same and by other more detailed financial information appearing elsewhere in this Prospectus.

OVERVIEW OF DEVELOPMENT STAGE ACTIVITIES

    The Company's operations during the development stage have focused on the research and development of technologies to adapt them for a variety of uses in the automotive industry. Generally, the Company licenses the rights to these technologies from the holders of the related patents. As development proceeds, the Company seeks to generate revenues from the sale of prototypes, then from specific development contracts, pre-production orders and, ultimately, production orders. The benefit of prototype sales is to gain experience and information regarding the performance of the prototypes and to develop customer interest in and comfort with the technology. Development contracts are from customers interested in developing a particular use or project using the Company's technologies and are generally longer term activities (from six months to one year) involving, in some cases, pre-production orders of larger quantities of the product for final testing by the customer before submitting a production order. Revenues obtained as grant funding from government agencies interested in promoting the technologies for specific tasks or projects, and development funds from prototype sales to customers help offset the development expenses overall. Throughout the development stage, development costs and administrative expenses have and are expected to continue to exceed the revenues from customers and from grant agencies.

    The Company received no funds to offset its development expenses from any funding source in 1991 and, in 1992, secured its first outside grant funding totaling $1,900,000. In 1993, the Company sold $188,000 in prototypes of its developing technology adaptations and, in addition, recorded $2,101,000 in grant revenue. In 1994, the sale of prototypes increased and the Company recorded its first development contract revenues, increasing revenues from these sources to $1,336,000. Grant revenues became less important as a source of total revenues, decreasing in 1994 to 49% of total revenues from 92% in 1993. In 1995, the Company recorded development funding revenue from customers of $5,418,000 plus related grant funds of $1,872,000. The Company also recorded additional grant revenue of $519,000.

RESULTS OF OPERATIONS

    NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER
     30, 1995

    REVENUES. Revenues for the nine months ended September 30, 1996 ("1996") were $6,501,000 as compared with revenues of $4,806,000 in the nine months ended September 30, 1995. Approximately $5,535,000 of 1996 revenue relates to a single electric vehicle development contract and related grants, which is an increase of approximately $1,871,000 over 1995. Development contract revenues are expected to decline significantly in the next two fiscal quarters because the activity on the major electric vehicle development contract is expected to diminish during the fourth quarter of 1996 and ultimately conclude at the end of 1996 with no replacement contract presently scheduled to follow. Therefore, the Company does not expect any revenues from this major electric vehicle development contract in 1997. The percentage of completion method of accounting is used for this contract and, accordingly, revenues and gross profit are recognized as work is performed based on the relationship between actual costs incurred and total estimated costs at completion. Revenues and gross profit are recognized prospectively after taking into account revisions in estimated total contract costs and contract values, and estimated losses are recorded when identified. As discussed below, the Company recorded a charge to operations of approximately $1,625,000 during the nine months ended September 30, 1996 to provide for the ultimate estimated loss expected on the contract. Grant revenue is recorded when reimbursable costs are incurred.

    The level of activity in the contract involved considerably more labor and material expenses in 1996 compared to the beginning stages of the contract in 1995, when engineering design was the principal activity. In 1996, two prototypes of the vehicle to be built under the contract were constructed and improved with design modification changes. Kits for all vehicle frames with motor controllers required under the contract were completed and shipped to the customer and final tooling for body panels and interior portions of the vehicle and remaining parts were being ordered.

    During 1996, development continued on the Company's climate control seat system and radar system, some of which was funded pursuant to development contracts. The magnitude of the revenues recognized for the development of the seat systems, radar systems and for the sale of IVS products in 1996 was $847,000, compared to $727,000 in 1995. The Company began selling IVS-TM-products in December 1995. Demand for the IVS-TM- product in 1996 was weak.

    Grant revenues in 1996 of approximately $119,000 were related to new grants for the IVS-TM- and radar products, compared to $480,000 in 1995 that were related to two prior electric vehicle projects and a project in the seat systems area. Certain other grant revenues that are related to the electric vehicle development have been combined with the development contract revenue. These grant revenues totaled $815,000 in 1996 compared to $872,000 in 1995.

    DIRECT DEVELOPMENT CONTRACT AND RELATED GRANT COSTS. Direct development contract and related grant costs increased to $9,142,000 in 1996 from $3,895,000 in 1995 due to the increased activity in the Company's electric vehicle program. In 1996, two prototypes of the vehicle were constructed and improved with design modification changes, kits for all vehicle frames with motor controllers were completed and shipped to the customer, and final tooling for body panels and interior portions of the vehicle and remaining parts were being ordered. In 1995, engineering design was the principal activity. The amount for 1996 includes a provision of $1,625,000 for the ultimate loss expected on the Company's major electric vehicle contract that was provided for primarily in the second quarter of 1996. The cost overruns were caused by unanticipated design and development problems and continued delays in the completion of the contract, as well as other factors, which resulted in higher labor costs together with higher than expected tooling and material costs.

    DIRECT GRANT COSTS. Direct Grant Costs in 1996 were $101,000 compared to $390,000 in 1995. These costs are related to the projects for which grant revenues are reported. The decrease in amount reflects the reduction in grant project activities during 1996.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses were $1,544,000 in 1996 compared to $1,785,000 in 1995. These expenses represent unfunded research and development expenses. Expenses of research and development projects that are specifically funded by development contracts from customers are classified under direct development contract and related grant costs or direct grant costs. The Company's research and development expenses fluctuate significantly from period to period, due to both changing levels of activity and changes in the amount of such activities that are covered by customer contracts or grants. Where possible, the Company seeks funding from third parties for its research and development activities.

    SELLING, GENERAL AND ADMINISTRATIVE ("SG&A") EXPENSES. SG&A expenses were $1,838,000 in 1996 compared to $1,820,000 in 1995. Direct and indirect overhead expenses included in SG&A which are associated with development contracts are allocated to such contracts.

    INTEREST INCOME (EXPENSE). The interest expense in 1996 is related to the bank line of credit obtained to finance work on the major electric vehicle contract. There was no such loan in 1995. Interest income decreased to $42,000 in 1996 compared to $124,000 in 1995 reflecting the overall lower cash balance during 1996.

    YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

    Total revenues increased by $5,169,000 to $7,809,000 in the year ended December 31, 1995 from the year ended December 31, 1994 due to the increase in development contract work for customers. Development contract revenues including revenues from the sales of prototypes increased to $7,290,000, which includes $1,872,000 of grant funding related to these development activities, compared to $1,336,000 in 1994. The substantial increase in development revenues is primarily attributable to revenues in 1995 from the Company's electric vehicle development contract which were $4,040,000 compared to $48,000 in 1994. These contracts are related to orders for prototype models and kits to make approximately 50 electric vehicles. Grant revenue from activities not related to development contracts decreased from $1,304,000 in 1994 to $519,000 in 1995 due to the completion in 1994 of three grants accounting for $577,000 of the decrease and due to the decrease in billings for two other grants.

    Direct costs for development contracts and related grants increased from $928,000 in 1994 to $5,332,000 in 1995 primarily as a result of the Company's electric vehicle development contract together with development contract costs in the climate control seat and radar programs. In the electric vehicle program the costs primarily consisted of tooling costs for prototype materials, internal and external engineering services and consulting. Direct costs for grants decreased from $803,000 in 1994 to $339,000 in 1995, due to the decrease in the number of and activity under grants as described above.

    Research and development expenses include the unfunded portion of direct wages of Company engineers and technicians, outside consultants, prototype tooling and prototype materials. Such expenses increased from $2,137,000 in 1994 to $2,367,000 in 1995 primarily due to costs associated with completing the development of the Company's IVS-TM- product. Included in the research and development expenses are fees for licenses and royalties of $248,000 in 1994 and $345,000 in 1995. Research and development is expected to continue at high levels as work continues toward the commercialization of the Company's electric vehicle, radar and seat products as well as on improvements to the IVS-TM-product.

    SG&A decreased from $3,235,000 in 1994 to $3,135,000 in 1995. Increases in rent, legal expenses, sales commissions and depreciation were offset by decreases in the provision for doubtful accounts and recruiting expenses. Interest income decreased from $228,000 in 1994 to $127,000 in 1995 due to the lower amount of invested cash in 1995.

    Future fiscal periods will be negatively impacted to the extent the Company incurs charges to income resulting from the vesting of options granted at prices below fair market value on date of grant and the vesting of performance options on the date such performance goals are attained (See Note 8 of Notes to the Financial Statements). Substantial charges to income will also be incurred at such time that financial or per share targets for the release of shares held in escrow are met (See Note 7 of Notes to the Financial Statements).

    YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

    Total revenues increased from $2,289,000 in the year ended December 31, 1993 to $2,640,000 in the year ended December 31, 1994. Revenues for 1994 included $1,336,000 in development contracts from customers compared to $188,000 in 1993. The increase in sales of prototypes and development contract revenue compared to 1993 is because the Company's products were further along in the development cycle and due to increased marketing efforts which expanded in 1994. Also, the Company was able to offer more advanced prototypes of the Company's products to automotive manufacturers for testing and analysis. Revenue from grants decreased from $2,101,000 in 1993 to $1,304,000 in 1994 due to an electric vehicle "Showcase" grant program completed in 1993 with a grant-funded follow-on program that began in 1993 and was completed in the first half of 1994.

    Direct costs for development contracts and related grants increased from $525,000 in 1993 to $928,000 in 1994. The increase is due to the increased numbers of customer prototypes. In 1993, the costs of producing prototypes was greater relative to the related revenues because the state of development and ease of production was not as advanced as in 1994, and also because the Company was not able to charge as much to customers as in 1994.

    Research and development expenses increased from $1,578,000 in 1993 to $2,137,000 in 1994 due to accelerated development of its products, primarily the IVS-TM- System, Climate Controlled Seat System and the Ultra Wideband Radar products. Research and Development activities provide benefit to some of the specific prototypes sold and development contracts since most of the technology is common within a product line. Included in these expenses in 1994 was $248,000 in license acquisition costs and minimum royalties related to the IVS-TM-, the Climate Controlled Seat and the radar technology.

    SG&A expenses increased from $2,340,000 in 1993 to $3,235,000 in 1994 primarily due to the hiring of additional personnel (from approximately 43 to 69), development of a marketing department and marketing activities, and other increases in administrative expenses in support of the increases in development activities. Many of these increases in activities initially occurred in the second six months of 1993, but had a full year effect in 1994. In addition, SG&A expenses increased in 1994 by approximately $240,000 due to the start of the lease in February 1994 at the present location. Previously, the Company occupied office space at minimal expense. SG&A expenses in 1993 included $549,000 in compensation expense related to the granting of stock options compared to $1,000 of such expenses in 1994.

    Interest income of $163,000 was earned in 1993 on invested cash as compared with $228,000 in 1994. The net loss increased from $3,640,000 in 1993 to $4,235,000 in 1994 due primarily to the increase in development activity expenses relative to the amount of grant and customer funding obtained, and, in part, to the increases in selling expenses to increase that activity and to the increase in costs associated with being in a new facility for the full year in 1994.

LIQUIDITY AND CAPITAL RESOURCES

    At September 30, 1996, the Company had working capital of $351,000. The Company's principal sources of operating capital have been the proceeds of its initial public offering in September 1993, the private placement of common stock in December 1995 and the October 1996 Bridge Financing discussed below, together with revenues from grants, development contracts and the sale of prototypes to customers. To a lesser extent, the Company received capital contributions from the Company's principal shareholders before becoming a public company and has received loans from the Company's Chief Executive Officer and principal shareholder subsequent to such date.

    Cash and cash equivalents decreased by $4,218,000 during the period from December 31, 1995 to September 30, 1996. Operating activities used $6,796,000, of which $6,245,000 was for the operating loss, $1,098,000 was for the increase in unbilled revenues and accounts receivable (primarily related to the development contract and grant related to the Company's electric vehicle program), and $700,000 was related to work in anticipation of a proposed joint venture company in India. Reductions of $501,000 in prepaid expenses and other assets related to the electric vehicle program and increases in accounts payable of $410,000 partially offset the other uses of cash for operating activities. Investing activities used $187,000 related to the purchase of property and equipment.

    Financing activities provided $2,765,000 of which $2,532,000, net of repayments, was from borrowing under a revolving bank line of credit established to finance the cash flows of the major electric vehicle contract. The line of credit expired by its terms but was extended until December 31, 1996. As of September 30, 1996, the Company was in violation of certain financial and other covenants contained in the loan agreement. However, the bank has agreed to waive its rights and remedies with respect to some of such violations and to forbear until December 31, 1996 from exercising its rights and remedies with respect to all others. See "Risk Factors--Default Under Bank Credit Line." A portion of the proceeds of the Offering will be applied to repayment of obligations incurred by the Company under the credit line. See "Use of Proceeds."

    The Company expects to incur losses for the foreseeable future due to the continuing cost of its product development and marketing activities. To fund its operations, the Company will continue to need cash from financing sources unless and until such time as sufficient profitable production contracts are obtained. Cash inflows during the development and early stage production period are dependent upon achieving certain billing milestones under existing development contracts and grants, and on obtaining new production and/or development contracts. Cash outflows are dependent upon the level and timing of production and/or development work and the amount of research and development and overhead expenses. Cash inflows must be supplemented by cash from debt and/or equity financing.

    Subsequent to September 30, 1996, the Company's working capital diminished to almost zero. In October 1996, the Company completed the Bridge Financing. The Bridge Debentures will, upon completion of the Offering, automatically convert into an aggregate of 1,620,000 Class A Warrants. The net proceeds to the Company from the Bridge Financing were approximately $2,500,000, net of costs of issuance of approximately $500,000. A portion of the proceeds of the Offering will be applied to repayment of the Bridge Notes. See "Use of Proceeds." A substantial portion of the costs of issuance of the Bridge Financing will be charged to operations upon repayment of the Bridge Notes.

    Except for the historical information contained herein, the matters discussed above include forward looking statements that involve risks and uncertainties, including with respect to the electric vehicle project, potential further delays in the completion of the contract, unanticipated costs associated with the project which may cause the estimated loss to increase, unanticipated product design problems and inability to obtain a financial or strategic partner, and with respect to the overall operations and expected future operating losses, the timing and amount of financing required to continue operations, and other risks detailed from time to time in the Company's other filings with the Commission.

CHARGE TO INCOME IN THE EVENT OF RELEASE OF SHARES FROM ESCROW

    In the event any Escrow Shares are released from escrow to persons who are officers and other employees of the Company, compensation expense will be recorded for financial reporting purposes. Therefore, in the event the Company attains any of the earnings thresholds required for the release of Escrow Shares from escrow, such release will be deemed additional compensation expense of the Company and the Company will recognize during the periods in which the earnings thresholds are met or are probable of being met or such minimum bid prices attained what will likely be one or more substantial charges which would have the effect of substantially increasing the Company's loss or reducing or eliminating earnings, if any, at such time. Although the amount of compensation expense recognized by the Company will not affect the Company's total shareholders' equity or its working capital, it may have a depressive effect on the market price of the Company's common stock.

                                    BUSINESS

GENERAL

    Amerigon is a development stage company formed in 1991 to develop, manufacture and market proprietary high technology automotive components and systems for sale to automobile and other original equipment manufacturers. The Company's business strategy is to apply aerospace and defense industry technology to products for the automotive market. The Company has principally focused on developing proprietary positions in the following technologies: (i) thermoelectric heated and cooled seats; (ii) radar for maneuvering and safety;
(iii) voice interactive navigation and entertainment; and (iv) electric vehicle components and production systems.

    The Company has substantially completed development of the first generation of IVS-TM-. The IVS-TM- provides spoken-word navigation directions to driver and passengers using an in-vehicle compact audio disc system. To date, the IVS-TM-product has not been commercially successful and likely would require substantial further development before it could be expected to achieve significant sales. The Company is presently seeking to sell the IVS-TM- product line and the Company's interests in related technology or to find a strategic or financial partner to help further develop and market the IVS-TM- product. If the Company is unable to consummate such a sale or arrange such a relationship in the near future, the Company plans to discontinue sales and further development of the IVS-TM- and related technology. See "Risk Factors-- Possible Termination of License of Voice Recognition Software Technology."

    The Company's other products are in various stages of development. The Company is presently working with three of the world's largest automotive original equipment manufacturers on pre-production development programs for heated and cooled seats. In addition, the Company has sold multiple prototypes of its heated and cooled seats and radar for maneuvering and safety to potential customers for evaluation and demonstration.

    The Company was founded on the premise that technology proven for use in the defense and aerospace industries could be successfully adapted to the automotive and transportation industries. Amerigon has focused on technologies that it believes can be readily adapted to automotive needs for advanced vehicle electronics and for electric vehicle systems. The Company seeks to avoid direct competition with established automotive suppliers of commodity products by identifying market opportunities where the need for rapid technological change gives an edge to new market entrants with proprietary products.

    The Company has recently determined to focus its resources primarily on developing its heated and cooled seat and radar for maneuvering and safety technologies. The Company has adopted this strategy primarily because the Company believes that the markets for these products have greater near-term potential than the markets for its other products, and because these technologies afford the Company its best opportunities to exploit competitive advantages over rival companies. The Company also would expect continued necessary development and marketing of the Company's voice interactive navigation technologies and electric vehicle systems to entail very high costs, to the point that they would likely exceed the Company's financial resources. Even if the Company were able to overcome this financial challenge, management also believes that the Company might not be able to develop and successfully market the next generation of IVS-TM-, and might not be able to successfully develop and profitably manufacture electric vehicles or their components, without commercial or technical assistance from one or more strategic partners. Accordingly, the Company is presently seeking to sell the IVS-TM- product line and the Company's interests in related technology or to find a strategic or financial partner to help further develop and market the IVS-TM- product. If the Company is unable to consummate such a sale or arrange such a relationship in the near future, the Company plans to discontinue sales and further development of the IVS-TM- and related technology. The Company is also presently seeking strategic and financial partners to help support continued development and marketing of the Company's electric vehicle systems. If the Company is unable to arrange such a relationship in the near term, the Company will attempt to sell its proprietary interests

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and other assets in and relating to its electric vehicle technology or abandon their development. See "Risk Factors--Possible Disposition or Abandonment of Electric Vehicle and IVS-TM- Product Businesses."

    The Company has recently experienced serious cash shortfalls. In October 1996, the Company completed the Bridge Financing to enable it to continue operations until the completion of the Offering. A portion of the proceeds of the Offering will be applied to repayment of the Bridge Notes. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations--Liquidity and Capital Resources" and "Use of Proceeds."

PRODUCTS

    CLIMATE CONTROL SEAT SYSTEM

    The Company's Climate Control Seat ("CCS") system utilizes non-exclusive, licensed, patented technology to improve the temperature comfort of automobile passengers. The CCS uses one or more small (approximately two-inch square and one-eighth inch thick) thermoelectric modules, which are solid-state devices the surfaces of which turn hot or cold depending on the polarity of applied direct current electricity. Heat-transfer parts attached to the modules cool or heat air that is blown past them. The conditioned air is then circulated through ducts and pads in the seat so that the surface of the seat grows warm or cool for the passengers, with small quantities of conditioned air passing through the seat to flow directly on the passengers. Each seat has individual electronic controls to adjust the level of heating or cooling. The CCS uses substantially less energy than conventional air conditioners by focusing the cooling directly on the passengers through the seat, rather than cooling the entire ambient air volume and the interior surfaces of the vehicle.

    The CCS offers several benefits compared to conventional heated car seats. First, the thermoelectric technology provides both heating and cooling. The system also provides environmental benefits because it cools without the use of fluorine-based refrigerants or other liquids. The CCS could be used as the sole source of climate control in certain cars, such as low cost European cars or electric vehicles. Only a portion of the cars sold in Europe come equipped with factory air conditioning because of cost and effect on gas mileage, and the range of electric vehicles is greatly reduced by the large amount of energy required to operate traditional air conditioners. For some consumers, seat-based cooling is expected to be sufficient, while others will prefer it to be augmented with moderate cooling of the ambient air. In either case, there is the potential for significant reductions in energy usage, which would result in greater gas mileage in conventional vehicles and greater range in electric vehicles.

    Additional development is needed before the CCS can be commercialized. In particular, a production-engineered design is being modified to make the units less complex, more energy efficient and less expensive to manufacture and install. The Company is also working to reduce fan noise and condensation resulting from operation of the seat in the cooling mode. The Company's initial marketing of the CCS has been to automobile and vehicle seat manufacturers directly. The Company is presently working with three of the world's largest automotive original equipment manufacturers on pre-production development programs for the CCS. However, there can be no assurance that these development programs will lead to commercial production orders.

    Since Amerigon's CCS system provides both heating and cooling, the Company believes that the potential market for CCS is larger than the market for heated seats alone. The Company also believes that the CCS concept could be applied to seats other than those used in motor vehicles, e.g. to aircraft, theater, and stadium seating.

    RADAR FOR MANEUVERING AND SAFETY

    In January 1994, the Company obtained a limited exclusive license from the Regents of the University of California (Lawrence Livermore National Laboratory) to certain "pulse-echo," "ultra-wideband" radar technology for use in certain specified passenger vehicle applications. The license requires the Company to achieve commercial sales of products by the end of 1998. Failure to achieve commercial sales will result in the loss of exclusivity of the license with respect to any particular application. See "--Proprietary Rights and Patents." This technology was originally developed as part of a laser fusion program to measure the short bursts of energy emitted during fusion experiments. This type of radar sends out from one to two million short radio impulses every second to a distance of 5 to 10 meters, each lasting a billionth of a second. These short impulses enable the radar to operate across a wider and lower band of radio frequency, making it less likely to suffer from interference from other radar signals, and allowing it to penetrate dirt, snow and ice.

    The Company has applied this technology to develop demonstration prototypes of a parking aid and a lane change aid. The parking aid detects a vehicle or other object that reflects radar signals behind the automobile and provides an audible or visual signal as the driver approaches it. The lane change aid detects vehicles to the side of the automobile when the driver attempts to turn or change lanes and emits an audible warning signal. The Company began marketing these radar products extensively in 1994 and has received contracts to design evaluation prototypes from eight automotive manufacturers for both the parking and lane change aids. These products are now under evaluation by customers. The Company's near term objective is to obtain further development agreements from some of these customers to customize the system design during 1997.

    Several automotive original equipment manufacturers are now offering ultrasonic or infrared laser distance sensors for parking aids. The Company believes that the advantage of its radar technology is superior performance. Competing products in the automotive industry have utilized ultrasonic and infrared sensors which require line of sight from the sensor to the target and installation with outside lenses. Dirt, ice, rain, fog or snow can obstruct the function of such systems. Although they offer reasonable accuracy at short distances, they are comparatively range-limited and are subject to false trigger problems due to interference with the required line of sight. Amerigon's radar technology, on the other hand, is less susceptible to these environmental conditions, and can even penetrate plastic, allowing it to be mounted inside plastic bumpers or tail light assemblies. Although there is currently considerable interest among automobile manufacturers for various radar products, there is substantial competition from large and well-established companies for these product opportunities, including for possible industrial applications. See "--Competition--Radar for Maneuvering and Safety." In addition, considerable research and development will be required to develop the Company's radar technology into finished products, including design and development of application software and antenna systems and production engineering to reduce costs and increase reliability.

    INTERACTIVE VOICE SYSTEMS (IVS-TM-)

    The IVS-TM- was initially designed to apply voice recognition technology incorporating proprietary features and computer systems to provide an inexpensive and easy-to-use tool for people to receive directions to their destination while driving their vehicle. To date, the IVS-TM- product has not been commercially successful and likely would require substantial further development before it could be expected to achieve significant sales. In 1995, the Company had pre-production orders for approximately 2,000 units. As of September 30, 1996, only approximately 2,700 units have been produced and sold. The Company has not accepted a recent order for a small number of additional units. The Company is presently seeking to sell the IVS-TM- product line and the Company's interests in related technology or to find a strategic or financial partner to help further develop and market the IVS-TM- product. Further development efforts would focus on streamlining data-entry, lowering costs, improving the compatibility of the product with audio compact disc ("CD") units and exploring other applications of the technology. If the Company is not able to sell its interests in the IVS-TM- product line and related technology, or obtain a financial or strategic partner in the near term, the Company will discontinue sales and further development of IVS-TM- and related technology. See "Risk Factors--Possible Disposition or Abandonment of Electric Vehicle and IVS-TM- Product Businesses."

    The IVS-TM- provides navigation directions through the car's CD system using actual spoken words stored on the CD through digital compression technology. The car CD system or radio functions normally when the IVS-TM- is not giving or receiving instructions, but can be temporarily interrupted to use the IVS-TM-functions. The IVS-TM- has three components: a small microphone mounted near the sun visor, similar to a cellular phone microphone; an electronic module (approximately two-thirds the size of a standard video cassette tape) that is mounted inside the dashboard, under the seat or in the trunk; and a standard automobile CD player and radio. In most instances, the CD player is modified by its manufacturer to provide additional ports in the back of the unit for connecting to the IVS-TM- electronic module.

    The system operates by requesting a starting point and a destination point, each of which must be spelled out, one letter at a time, by the driver or a passenger, and confirmed by the unit. Way-points may include specific street names and addresses, cross-streets or "points of interest" (such as airports, hotels, gas stations, major restaurants, ATMs and tourist attractions.). The IVS-TM- provides step-by-step verbal instructions on how to reach the destination. The IVS-TM- uses a proprietary routing algorithm that selects the most favorable route to a given destination taking into account average highway and street speeds, one way streets and distances.

    The operating software and digital map data for the IVS-TM- are stored on a CD that is inserted in the car stereo when the system is in use. The CDs, which contain encrypted maps for various metropolitan areas, are packaged inside the same box with the IVS-TM- hardware. Customers call a toll-free number to access the maps they wish from the selection available on the CDs. Upon payment by credit card for requested metropolitan areas, the customer is provided a code number that unlocks the encrypted maps once the number is spoken into the IVS-TM- unit.

    To date the Company has completed encrypted maps for twenty metropolitan areas including Atlanta, Boston, Chicago, Dallas/Ft. Worth, Denver, Detroit, Houston, Indianapolis, Las Vegas, the five counties in Los Angeles, Miami, New York and Northern New Jersey, Orlando, Philadelphia, Phoenix, Sacramento, San Diego, San Francisco, Seattle and Washington D.C./Baltimore. Using map technology licensed from an unrelated third party, the Company does map checking and limited upgrading to make the maps suitable for use with the IVS-TM-.

    The Company believes that the IVS-TM- has several advantages over other navigation systems which generally utilize manual keyboards or touch screens to input data, visual map displays for showing locations, and global positioning satellite systems or other expensive sensors for identifying the vehicle's location. The IVS-TM- is not only less costly but simpler and safer to use because it relies solely on verbal instructions, and drivers are not distracted by the need to look at a visual display or manipulate a keyboard or other complicated controls. In addition, competitive navigation systems with visual displays require extensive modification to the interior of a vehicle if the display is to fit in the dashboard, thereby reducing the feasibility of offering the product as a dealer-installed option or aftermarket product.

    In December 1995 and January 1996, the Company shipped the first IVS-TM-product to be sold initially to the consumer electronics market. Four manufacturers of automotive CD players (Kenwood, Alpine, Clarion and Fujitsu-Ten Eclipse) have modified certain of their CD player models for compatibility with the IVS-TM-. To date, the IVS-TM- has only been sold to the retail aftermarket.

    The Company is exploring voice remote control of certain automotive electrical systems such as, among other things, raising and lowering windows, changing seat positions and changing heating and air conditioning settings. There are additional possible applications of the system using the capability inherent in the basic IVS-TM- system.

    The Company has failed to make advance royalty payments required by the terms of the governing license agreement for certain voice-recognition software technology used in the IVS-TM-. The license agreement affords the licensor the opportunity to terminate the agreement under such circumstances. If the licensor were to terminate such license, in order to continue to manufacture and sell the IVS-TM-, the Company would either need to reach an accommodation with such licensor or identify and secure a license to use a substitute software technology, neither of which can be assured. The adaptation of substitute software technology under such circumstances might result in additional development costs to the Company. If the Company were unable to reach an accommodation with the licensor or identify and secure a substitute license, the Company's ability to sell the IVS-TM- product line and the Company's interests in related technology might be impaired.

    ELECTRIC VEHICLE SYSTEMS

    The Company is seeking financial partners to help fund further research and development of its electric vehicle technology and strategic partners to assist the Company in manufacturing and distribution. If the Company is not able to obtain such financial or strategic partners, the Company will abandon further development of its electric vehicle technology or attempt to sell its proprietary interests and other assets in and relating thereto. See "Risk Factors--Possible Disposition or Abandonment of Electric Vehicle and IVS-TM-Product Businesses."

    By developing its own products and managing programs related to electric vehicles (such as the Showcase Electric Vehicle Program and the Running Chassis Program), the Company has developed a base of knowledge and expertise concerning electric vehicles. The Company's experience has included the ground-up design of electric vehicles and testing and integration of state of the art components being made available for electric vehicles by other companies. The Company's electric vehicle systems program is presently focused on two main fronts. The first comprises the development and production of electric vehicles, principally for developing country markets. The Company hopes to implement this initiative in the near-term through a proposed joint venture project in India (see "--Electric Vehicles"). The Company's other main electric vehicle undertaking would center on the marketing and distribution of its Energy Management System (see "--Energy Management System").

    ELECTRIC VEHICLES. The Company has nearly completed a contract for approximately $9.6 million to develop approximately fifty aluminum-chassis passenger electric vehicle systems for an Asian manufacturing company. The electric vehicles produced under this contract include two of the Company's other proprietary products, the CCS and the Energy Management System. In its results for the nine months ended September 30, 1996, the Company reported cost overruns on this contract that resulted in the Company recording charges to operations for the ultimate estimated loss at completion of the contract of approximately $1,625,000. The Company may continue to experience cost overruns on this contract due to unanticipated design and development problems and continuing delays in the completion of this contract, as well as other factors.

    In February 1996, the Company entered into a memorandum of understanding (which expired on August 29, 1996) with a strategic partner to enter into a proposed joint venture in India to develop, market and/or manufacture electric vehicles. The terms of the memorandum of understanding called for the Company to contribute cash and certain technology to the proposed joint venture in exchange for a minority equity stake. The Company presently lacks the capital to make such a financial contribution to the joint venture entity, and currently does not propose to apply any of the net proceeds of the Offering for such purpose. Accordingly, unless the terms of the joint venture were to be revised so as to eliminate or substantially reduce the Company's required capital contribution, or unless the Company can find a new or additional joint venture partner, the Company would be unable to participate in the proposed joint venture on its original terms. See "Risk Factors--Lack of Capital to Fund Proposed Electric Vehicle Joint Venture; Strategy Untested." Notwithstanding the expiration of the memorandum of understanding, the Company believes that a joint venture with the same strategic partner on similar terms remains possible, although there can be no assurance it will be consummated.

    The proposed joint venture called for the Company to produce approximately 60 electric mini-cars in knock-down kits for assembly in India. The Indian co-venturer would have been expected to build the manufacturing capability for full-scale production. In anticipation of the formation of the Indian joint venture, the Company has begun prototype development work on a mini-car called the "REVA," designed principally for the Indian market. The Company has produced five fully-functional REVA prototypes.

    The Company intends to focus its electric vehicle development activity on vehicles intended for use in developing Asian countries. The Company believes that there may be considerable demand for low cost electric vehicles in these markets. For example, in India, auto capacity is currently estimated at 300,000, which is comparatively small when measured against India's 20 million household middle class population. Less than 20% of these households own cars; more than 50% own motorcycles. As a result, in India there is a growing demand for vehicles and a large unfilled backlog of orders. Because of this backlog, Indian consumers typically must put down a 10% cash deposit for a car and often have to wait for up to a year or more for delivery. In India, most cars sell for $7,500 or more and are expensive to operate due to the limited availability of gas and high costs of maintenance. The REVA is designed to be priced at less than $6,000 and to be relatively inexpensive to operate due to the availability of electricity for re-charging batteries in most households and the minimal number of parts compared to gas-powered cars. If the proposed Indian joint venture were to go forward successfully, the Company might search for similar opportunities in other developing countries. The Company has no present plans to try to sell its electric vehicles in the United States.

    ENERGY MANAGEMENT SYSTEM. The Company's "Energy Management System" is a proprietary computer-based system under development by the Company for electric vehicles. The Energy Management System has two functions. First, it optimizes battery charging and use based on the age and condition of the battery to maximize vehicle range and extend battery life. The second function is to automatically adjust the operation of the systems of an electric vehicle to improve performance. For example, if the vehicle air conditioner is running, the system can momentarily turn it down during acceleration so that additional energy is available for propelling the vehicle. The system can also predict available range for typical freeway, city or mountain driving, and whether specific trips are possible (such as a commute to work or a trip to the grocery store). These features of the Energy Management System are important in electric vehicle applications because the range of electric vehicles initially will be limited to approximately 60 to 120 miles between charges, and because the frequency of battery replacement will be more important in determining the cost of operating an electric vehicle than the cost of the electricity necessary to recharge the battery.

    The Energy Management System consists of two components: first, a custom-developed printed circuit board with a micro-processor computer chip and other standard, commercially available computer components, that serves as the "brain" of the system; and second, custom-developed sensors installed on each of the vehicle's batteries to provide information concerning the batteries' status. Optimal decisions are either implemented automatically by the system or communicated to the driver through a text display in the instrument panel. The Company has completed initial research and development of prototype Energy Management Systems and is installing units in the electric vehicles it assembles under development orders and in prototypes for the proposed Indian joint venture.

    The Company intends to try to market the Energy Management System by licensing its technology to other companies making electric vehicles. See "--Proprietary Rights and Patents." However, the system requires customization for the particular electric vehicle it is to control, including modification of the software, and requires extensive integration into the vehicle since it must connect with various other systems, receive sensor inputs from throughout the vehicle, and communicate with a visual display in the instrument panel. Because of these integration requirements, the Company or its licensees would need to undertake significant application engineering to adapt this product for each electric vehicle model. Furthermore, because development of the electric vehicle industry is subject to numerous uncertainties, the Company cannot predict whether there would ever be commercial sales of its system. Substantial

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
additional investments in development of this product would be based upon customer interest as the electric vehicle market develops.

MARKETING AND SALES

    In the automotive components industry, products typically proceed through five stages of research and development and commercialization. Initial research on the product concept comes first, in order to assess its technical feasibility and economic costs and benefits, and often includes the development of an internal prototype for the supplier's own evaluation of the product. If the product appears feasible, a functioning prototype or demonstration prototype is manufactured by the component supplier to demonstrate and test the features of the product. This prototype is then marketed to automotive companies to generate sales of evaluation prototypes for internal evaluation by the automobile manufacturer. If the automobile manufacturer remains interested in the product after testing initial evaluation prototypes, it typically works with the component supplier to refine the product and then purchase second and subsequent generation engineering prototypes for further evaluation. Finally, the automobile manufacturer determines to either purchase the component for a production vehicle or terminate interest in the component.

    The time required to progress through these five stages of commercialization varies widely. Automotive companies will take longer to evaluate components that are critical to the safe operation of the vehicle where a product failure can result in a passenger death. Conversely, if the product is not safety critical, the evaluation can proceed more quickly since the risk of product liability is smaller. Another factor influencing the time required to complete the product sales cycle relates to the required level of integration of the component into other vehicle systems. Products that are installed by the factory generally require a medium amount of time to evaluate since other vehicle systems are affected and because a decision to introduce the product into the vehicle is not easily reversed, as it is with dealer-installed options. Products that are installed by an auto dealer take the least amount of time to evaluate since they have little impact on other vehicle systems. The Company's products vary in how they fit within these two factors affecting the time required for completing the sales cycle. The CCS has a moderate effect on other vehicle systems and would be a factory installed item. The Company's radar system and energy management system would also be factory installed and would have a greater impact on other vehicle systems.

    The Company's CCS, radar products and IVS-TM-, all of which are derived from technologies used in the aerospace or defense industries, are designed primarily to be applied to new gasoline-powered vehicles, with possible aftermarket application to existing gasoline-powered vehicles. The energy management system and the electric vehicle systems are uniquely designed for application to electric vehicles.

PROPRIETARY RIGHTS AND PATENTS

    The Company acquires developed technologies through licenses and joint development contracts in order to optimize the Company's expenditure of capital and time, and to adapt and commercialize such technologies in automotive products which are suitable for mass production. The Company also develops technologies or furthers the development of acquired technologies through internal research and development efforts by Company engineers.

    The Company has adopted a policy of seeking to control, where practical, the exclusive rights to use technology related to its products through patents or licenses for proprietary technologies or processes. The Company currently has several license arrangements and outstanding patent applications.

    ANS, the licensor of the IVS-TM- technology, has been granted United States patents on the audio navigation technology. Feher Design Inc., the licensor of the CCS technology, was issued three United States patents and has applied for foreign patent protection on the technology. The Company is aware that a Japanese patent has already been issued to another entity on technology similar to the CCS technology.

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
    The Company's limited exclusive license from the Regents of the University of California (Lawrence Livermore National Laboratory) for the Company's radar technology requires the Company to achieve commercial sales of products by the end of 1998. Commercial sales are defined as sales of non-prototype products to at least one original equipment manufacturer. Failure to achieve commercial sales for a particular application will result in the loss of exclusivity of the license for that application, in which event the licensor will have the right to grant other entities a non-exclusive license for that application at terms no more favorable than those enjoyed by the Company.

    The Company was recently issued a patent on a key function of the Energy Management System and has applied for additional patents. The Company believes that those elements of the Energy Management System not covered by the patent are protected as trade secrets. Lawrence Livermore National Laboratory has been issued four United States patents on the technology since 1994 and has filed several additional United States patent applications. The Company has additional patent applications in progress or filed on improvements to each of its technologies.

    Because of rapid technological developments in the automotive industry and the competitive nature of the market, the patent position of any component manufacturer is subject to uncertainties and may involve complex legal and factual issues. Consequently, although the Company either owns or has licenses to certain patents, and is currently processing additional patent applications, it is possible that no patents will issue from any pending applications or that claims allowed by any existing or future patents issued or licensed to the Company will be challenged, invalidated, or circumvented, or that any rights granted thereunder will not provide adequate protection to the Company. There is an additional risk that the Company may be required to participate in interference proceedings to determine the priority of inventions or may be required to commence litigation to protect its rights, which could result in substantial costs to the Company.

    In addition to its patent rights, the Company relies upon certain proprietary know-how and trade secrets in its business and has entered into employee and third party non-disclosure agreements to protect its proprietary technology. The Company has not received any notice that its products infringe on the proprietary rights of third parties.

COMPETITION

    The automotive components and systems business is highly competitive. The Company may experience competition directly from automobile manufacturers, most of which have the capability to manufacture competing products. Many of the existing and potential competitors of the Company have considerably greater financial and other resources than the Company, including, but not limited to, an established customer base, greater research and development capability, established manufacturing capability and greater marketing and sales resources. The Company also competes indirectly with related products that do not offer equivalent features to the Company's products, but can substitute for the Company's products. The Company believes that its products will compete on the basis of price, performance and quality.

    CCS

    The Company is not aware of any competitors that are offering systems for both heating and cooling automotive car seats, although substantial competition exists for the supply of heated-only seats. It is possible that competitors will be able to expand or modify their current products by adding a cooling function to their seats based upon a technology not covered by patented technology licensed to the Company, or by licensing rights to these patents from the inventor. The CCS competes indirectly with alternative methods of providing passenger climate control in a vehicle such as heating and air conditioning systems, which are currently available for almost all vehicles. The Company hopes to develop a market niche for this product initially as a luxury in conventional gasoline-powered cars in Europe, where gasoline prices are relatively high, as well as in electric vehicles which, due to their reliance on batteries, could benefit from a less energy intensive source of climate control. The Company is aware that a Japanese patent has already been issued to another entity on technology similar to the CCS technology.

    RADAR FOR MANEUVERING AND SAFETY

    The potential market for automotive radar has attracted many aerospace companies who have developed a variety of radar technologies. A few automotive original equipment manufacturers are now offering ultrasonic or infrared laser distance sensors for parking aids. These companies have far greater technical and other resources than does the Company. While the Company believes that its licensed radar technology has competitive advantages which are protected by intellectual property rights in the applications the Company is developing, it is possible that the market will not accept the Company's radar products or that competitors will find ways to offer similar products without infringing on the Company's intellectual property rights.

    IVS-TM-

    The Company is aware that there are 20 or more competitors developing car-based navigation systems, and is aware of at least 13 companies that have systems that are very advanced in the development cycle, including systems from Blaupunkt-werk GmbH, Bosch Electronics, Clarion Corporation of America, Motorola Incorporated, Sanyo Fisher USA Corp., Siemens Automotive LP, Sony Electronics, Phillips Electronics, Pioneer Electronic Corp. and General Motors Corporation. Several of these competitors have achieved significant sales of their systems in Japan and Europe, and recently have introduced their product in the United States or are planning to introduce their product in the United States. Many of these competitors have established relationships with automobile manufacturers. The Company expects that new competitors will enter the market once United States sales are established. All the competitive systems of which the Company is currently aware of utilize visual displays and, unlike the Company's IVS-TM-, most of them rely on global positioning satellite systems to identify the location of the vehicle. While these features of competitive navigation systems may enhance consumer acceptance of the systems, they are more costly than the Company's system.

    Under a recent agreement in principle with ANS, one of the licensors of the Company's IVS-TM- technology, ANS will have rights which will allow it to manufacture, sell and/or license the voice recognition use in navigation which would allow it to compete with the Company. ANS does not at this time have a product for commercial sale. The Company is not aware of any other competitor that has offered a voice recognition system for identifying the vehicle location or desired destination, although at least two competitors use a voice recognition system to allow drivers to control some of the functions of the system, such as the movement of the map or the visual display, and several competitors use speech output, but not input, systems to provide verbal directions to the destination.

    ELECTRIC VEHICLE SYSTEMS

    ELECTRIC VEHICLES. The potential market for electric vehicles and electric vehicle systems, when and if it develops into a significant commercial market, is expected to attract many of the domestic and international automobile manufacturers. Currently, many automobile manufacturers are doing development work on electric vehicles, and some have announced plans to enter the commercial market. General Motors Corporation has recently introduced a production electric vehicle that is now available for lease in the United States.

    The Company has experience in the design and prototyping of Electric Vehicle Systems which it believes provide certain niche market opportunities. The Company believes such a niche now exists in developing Asian countries. Accordingly, the Company initially intends to sell its Electric Vehicle Systems in selected Asian markets where competition at this time is from a limited number of higher priced gasoline-powered cars. The emergence of a significant market, if such emergence occurs, will cause other competitors to enter the market, all of which may have far greater depth of technical, manufacturing, and marketing resources than does the Company. The Company does not intend to enter the U.S. market at this time.

    ENERGY MANAGEMENT SYSTEM. The Company is aware of one competitor, Hughes Power Control Systems, which is developing and offering a product which competes directly with the Energy Management System. The Company is also aware of several automobile manufacturers that plan to incorporate the function of the Energy Management System into electronic modules currently manufactured or which may be manufactured in the future.

EMPLOYEES

    As of November 1, 1996, the Company had 83 employees. Approximately 21 of the Company's employees, or about 25% of the Company's personnel, are covered under a collective bargaining agreement. The Company considers its employee relations to be satisfactory.

PROPERTIES

    The Company maintains its corporate headquarters and research and development facilities in leased space in a Monrovia, California industrial park. The lease expires February 14, 1997, but the Company has a right to extend it until July 31, 1997. The Company has also leased a manufacturing and office facility in Alameda, California through December 31, 1996. The Company believes that its facilities are adequate for its present and immediately projected needs.

LEGAL PROCEEDINGS

    HBI has threatened various claims against the Company and its directors and officers arising out of the December 1995 private placement by the Company of shares of Class A Common Stock. HBI alleges that the Company made false and misleading statements and failed to disclose certain information in connection with such private placement. The Company believes these allegations to be without merit. While, to the Company's knowledge, HBI has commenced no legal action against the Company in connection with such claims, no assurance can be given that HBI will not do so in the future. If HBI were to commence such legal action, the Company would be forced to defend such action and/or settle with HBI, the costs of which defense and/or any resulting liability or settlement could have a material adverse effect on the Company's financial condition. John
W. Clark, a director of the Company, is a general partner of an affiliate of HBI Financial Inc.

    On November 14, 1996, Gibbins Pattern & Plastic, Inc. ("Gibbins"), a supplier to the Company, filed suit against the Company in Michigan state court in the circuit court for the County of Wayne, Michigan for breach of contract, open account/account stated, and unjust enrichment/quantum meruit. Gibbins alleges that the Company has failed to pay for delivered products. The Company has withheld certain payments because Gibbins has failed to provide the Company with assurance of future performance. Gibbins has claimed a total of $231,548 in damages. The Company intends to defend the matter vigorously and believes that the lawsuit will not have a material adverse effect on the Company.

                                   MANAGEMENT

DIRECTORS AND OFFICERS

    The directors and officers of the Company are as follows:

NAME                                   AGE                                 POSITION
---------------------------------      ---      ---------------------------------------------------------------
Lon E. Bell, Ph.D................          56   President, Chief Executive Officer, and Chairman of the Board

Daniel R. Coker..................          44   Vice President of Sales and Marketing

R. John Hamman, Jr...............          55   Vice President of Finance and Chief Financial Officer

James L. Mertes..................          44   Vice President of Operations and Quality

Joshua M. Newman.................          38   Vice President of Corporate Development and Planning, Secretary
                                                  and Director

Roy A. Anderson..................          75   Director

Roger E. Batzel..................          75   Director

John W. Clark....................          51   Director

A. Stephens Hutchcraft, Jr.......          66   Director

Michael R. Peevey................          58   Director

Norman R. Prouty, Jr.............          57   Director

    Dr. Lon E. Bell has been the President, Chief Executive Officer and Chairman of the Board of the Company since its formation in April 1991. Dr. Bell co-founded Technar Incorporated with Dr. Allen Gillespie and Mr. Robert Diller, Amerigon's Chief Engineer, in 1967, which developed and manufactured automotive components, and served as its Chairman and President until selling majority ownership of Technar to TRW Inc. in 1986. Dr. Bell continued managing Technar as its President until 1991, when he left to form the Company. Dr. Bell received his undergraduate degree in mathematics from the California Institute of Technology in 1962, where he also was granted a Masters degree in rocket propulsion in 1963 and a Ph.D. in mechanical engineering in 1968.

    Daniel R. Coker joined the Company as Vice President of Sales and Marketing in March, 1996. Previously, he worked with Arvin, Inc., a tire pressure sensor manufacturer, from 1986 through 1995 as Vice President and General Manager of North American Operations. Mr. Coker received his BS degree from Tennessee Technological University in 1974.

    R. John Hamman, Jr. joined the Company in August, 1995 as Vice President of Finance and Chief Financial Officer. From 1986 to 1994, he was Vice President of Finance for Amcare, Inc., a provider of pharmaceutical drugs and supplies to long-term care facilities. Mr. Hamman received his BS degree from Denison University and an MBA degree from Northwestern University, and is a CPA.

    James L. Mertes joined the Company in 1993 as Vice President of Quality and was promoted to Vice President of Operations and Quality in 1994. Immediately prior to joining the Company, Mr. Mertes was Director of Quality at TRW Sensor Operations, a unit of TRW Inc., for two years.

    Joshua M. Newman joined the Company in March 1992 as Vice President of Corporate Development and Planning, and became a Director in April 1993. Prior to joining the Company, Mr. Newman worked as a management consultant, first for the Boston Consulting Group from 1988 through December 1990, and then as an independent electric vehicle consultant until joining the Company. Mr. Newman received his undergraduate degree in history from the University of California at Davis in 1981 and an MBA from Harvard University in 1988.

    Roy A. Anderson has been a Director of the Company since the closing of the Company's initial public offering. Mr. Anderson is Chairman Emeritus of Lockheed Corporation. He served as Chairman of the Board and Chief Executive Officer of Lockheed from 1977 until his retirement on December 31, 1985. He remained on Lockheed's board of directors until December 31, 1990, and also served as a consultant to that company until December 31, 1992. Mr. Anderson is a member of the boards of the Los Angeles Music Center, the Greater Los Angeles United Way, the Los Angeles World Affairs Council. He is Chairman and Chief Executive Officer of the Weingart Foundation and Co-Chairman of the Select Panel of Project California.

    Roger E. Batzel has been a Director of the Company since the closing of the Company's initial public offering. In April 1988, he retired after 16 years as Director of Lawrence Livermore National Laboratory and became Director Emeritus. From March 1, 1988 to the present, Mr. Batzel has been a scientist at Lawrence Livermore National Laboratory, serving initially as associate director at large, and then as a consultant, and beginning in 1991 as a laboratory associate.

    John W. Clark has been a Director of the Company since July 1996. Since May 1995, Mr. Clark has been a General Partner of Westar Capital Associates, a private equity investment company. From 1990 to May 1995, he was a private investor. Prior to 1990, Mr. Clark was President of Valentec International Corporation, a producer of metal and electronic components for military and commercial products. Mr. Clark serves as a director for All Post, Inc., Dogloo, Inc., and Scripps Clinic MSO, Inc.

    A. Stephens Hutchcraft, Jr. has been a Director of the Company since the closing of the Company's initial public offering. From December 1992 through December 1993, Mr. Hutchcraft served as Chairman and Chief Executive Officer of Kaiser Aluminum & Chemical Corporation, and served as its President from 1982 to May 1993. He has been a Director of that Company since 1982.

    Michael R. Peevey has been a Director of the Company since the closing of the Company's initial public offering. From October 1990 until he retired in March 1993, Mr. Peevey was President of Southern California Edison and SCE Corporation. Prior thereto, he was Executive Vice President of such entities since January 1986. Mr. Peevey has been President and Chief Executive Officer of New Energy Partners since March 1995. Mr. Peevey serves as a Director of ElectroRent Corporation, Dames & Moore, Inc. and Ocal, Inc.

    Norman R. Prouty has been a Director of the Company since the closing of the Company's initial public offering. Mr. Prouty was a general partner of the investment banking firm of Lazard Freres & Co., from 1990 to 1993 and a limited partner during 1994. The firm subsequently became a limited liability company and Mr. Prouty was a Limited Managing Director during 1995 until his retirement on December 31, 1995. Since January 1996, Mr. Prouty has been a private investor. Previously, Mr. Prouty was a Vice President and Senior Credit Officer of Citibank, N.A. where he was engaged in domestic and international banking for approximately 20 years.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    The Company's Articles of Incorporation limit the liability of its directors. As permitted by the California General Corporation Law, directors will not be liable to the Company for monetary damages arising from a breach of their fiduciary duty as directors in certain circumstances. Such limitation does not affect liability for any breach of a director's duty to the Company or its shareholders (i) with respect to approval by the director of any transaction from which he derives an improper personal benefit, (ii) with respect to acts or omissions involving an absence of good faith, that he believes to be contrary to the best interests of the Company or its shareholders, that involve intentional misconduct or a knowing and culpable violation of law, that constitute an unexcused pattern of inattention that amounts to an abdication of his duty to the Company or its shareholders, or that show a reckless disregard for his duty to the Company or its shareholders in circumstances in which he was or should have been aware, in the ordinary course of performing his duties, of a risk of serious injury to the Company or its shareholders, or (iii) based on transactions between the Company and its directors or another corporation with interrelated directors or on improper distributions, loans or guarantees under applicable sections of the California General Corporation Law. Such limitation of liability also does not affect the availability of equitable remedies such as injunctive relief or rescission.

    The Company's Bylaws provide that the Company shall indemnify its directors and officers to the full extent permitted by California law, including circumstances in which indemnification is otherwise discretionary under California law, and the Company has entered into indemnity agreements with its directors and officers providing such indemnity.

                              CERTAIN TRANSACTIONS

    Lon E. Bell, Ph.D., Chief Executive Officer, President and Chairman of the Board of Directors, founder of the Company and a principal shareholder of the Company, co-founded CALSTART (a non-profit consortium of companies engaged in the development and manufacture of products that benefit the environment) in 1992, served as its interim President, and for the last three years has served on its Board of Directors and been a member of its Executive Committee.

    The Company leased space from CALSTART from June 1992 until April 1994 at no charge, at which time the Company moved to its current facility. On April 1, 1996, the Company signed a lease with CALSTART for a 24,000 square foot manufacturing and office facility located in Alameda, California for a term beginning November 15, 1995 and ending December 31, 1996 for an advance payment of $450,000 and approximately $11,500 per month.

    The Company managed the Showcase Program, co-managed the Neighborhood Electric Vehicle Program, and currently manages three other electric vehicle programs for CALSTART, for which the Company recognized revenues of $679,000 from CALSTART in 1992, $1,649,000 in 1993, $802,000 in 1994, and $2,198,000 in
1995. Such amounts represent reimbursement of expenses incurred by the Company in managing the Showcase Program in 1992, for four programs in 1993, for three programs in 1994, and for four programs in 1995.

    Effective March 31, 1993, Dr. Bell granted an option to Mr. Newman to purchase up to 354,485 shares of Class A Common Stock owned by Dr. Bell, of which 75% relate to Dr. Bell's Escrow Shares held in escrow. Of the 354,485 shares, 81,787 are presently fully vested and 245,361 will vest at such time, if ever, as such Escrow Shares are released as Class A Common Stock from escrow. Of the option grant, options on 27,337 shares have expired without becoming vested and options on 60,000 shares have been exercised and sold through December 5, 1996. The exercise price is $1.15 per share and the options expire March 31, 2003.

    In May 1993, Dr. Bell granted options to purchase 10,000 shares of his Class A Common Stock each to Directors Messrs. Anderson, Batzel, Hutchcraft, Peevey and Prouty. Of the 50,000 options, 12,500 (or 2,500 options per director) are fully vested and the balance will vest at such time, if ever, as the Escrow Shares are released as Class A Common Stock from the escrow. The exercise price is $6.00 per share and the options expire in 1999.

    In August 1995, Dr. Bell granted options to purchase 10,000 shares of his Class A Common Stock to Mr. Hamman at $12.00 per share of which 2,500 became vested in August 1996 and the remaining 7,500 options will vest at such time, if ever, as the Escrow Shares are released as Class A Common Stock from escrow. Such options expire in August 2000.

    In March 1996, Dr. Bell granted options to purchase 5,000 shares of his Class A Common Stock to Mr. Coker. Of the 5,000 options, 1,250 will vest in March of 1997 and the balance will vest at such time, if ever, as the Escrow Shares are released as Class A Common Stock from the escrow. The exercise price is $10.38 per share and the options expire in March 2001.

    In September 1996, Dr. Bell extended a $200,000 working capital loan to the Company. The loan bears interest at 8% per annum and is payable on demand. A portion of the proceeds of the Offering will be used to pay interest and principal on such working capital loan. See "Use of Proceeds."

    In the event that the Company goes forward with its proposed joint venture project in India, the Company and its potential joint venture partner intend to grant Mr. Prouty options to purchase an equity interest in the joint venture entity if Mr. Prouty is able to arrange financing for the project from third party investors.

    The Company periodically engages Adaptrans, an entity owned by David Bell, Dr. Bell's son, for engineering design services. Such services primarily involve assistance in the development and refinement of the Energy Management System. Adaptrans is engaged only on an "as needed" basis and the Company pays approximately $8,000 per month for such services. Through November 30, 1996, the Company had paid Adaptrans a total of $167,200 for such services.

                             PRINCIPAL SHAREHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of the Company's Class A Common Stock as of September 30, 1996 by (i) each person who is known by the Company to own beneficially more than 5% of the Company's outstanding Class A Common Stock; (ii) each of the Company's directors and nominees; (iii) each of the named executive officers identified in the Company's Proxy Statement dated June 17, 1996 and (iv) all executive officers and directors of the Company as a group:

                                                                                             AMOUNT AND        PERCENT OF CLASS
                                                                                              NATURE OF     -----------------------
                                                                                             BENEFICIAL      BEFORE       AFTER
NAME AND ADDRESS(1)                                                                           OWNERSHIP     OFFERING   OFFERING(2)
------------------------------------------------------------------------------------------  -------------   --------   ------------
Lon E. Bell(3)(4)(5)......................................................................    3,451,938        48.9%        32.4%
Joshua M. Newman(5)(6)....................................................................       21,787       *           *
Roy A. Anderson(5)(7)(8)..................................................................       42,500       *           *
Roger E. Batzel(5)(7)(8)..................................................................       42,500       *           *
John W. Clark.............................................................................       12,500       *           *
A. Stephens Hutchcraft, Jr.(5)(7)(8)......................................................       42,500       *           *
Michael R. Peevey(4)(6)(7)................................................................       42,500       *           *
Norman R. Prouty(4)(6)(7).................................................................       42,500       *           *
DDJ Capital Management, LLC...............................................................      560,000         7.9%         5.2%
All executive officers and directors as a group (9 persons)(4)(7).........................    3,704,538        51.1%        34.7%

------------------------

 * Less than 1%.

(1) For all shareholders other than DDJ Capital Management, LLC, the address is c/o the Company, 404 E. Huntington Drive, Monrovia, CA 91016. The address for DDJ Capital Management, LLC is 141 Linden Street, Suite 4, Wellesley, MA 02181.

(2) Assumes that each Unit will include the maximum of 240 shares of Class A Common Stock.

(3) 2,592,903 of the shares are held in Escrow. See "Escrow Shares" below.

(4) By virtue of the number of shares of stock owned by Dr. Lon Bell, and his position as an officer, director and founder of the Company, he is deemed the "parent" of the Company within the meaning of the rules and regulations promulgated under the Securities Act of 1933 (the "Act"). Dr. Bell has transferred by gift and sale an aggregate of 26,666 shares to each of three trusts, for which he and his spouse are co-trustees, created for the benefit of his children. Such shares total 79,998 and are included in Dr. Bell's beneficial ownership in the above table.

(5) Of these shares, Dr. Bell has granted the following options to purchase shares of his Class A Common Stock: 267,148 shares to Joshua Newman; 10,000 shares to R. John Hamman, Jr.; 411,072 shares to other employees and consultants; and 10,000 shares each to Messrs. Anderson, Batzel, Hutchcraft, Peevey and Prouty. Of the total options outstanding, options to purchase 349,795 shares of Class A Common Stock relate to Dr. Bell's Escrow Shares and are exercisable only at such time, if ever, as the Escrow Shares are released as Class A Common Stock from Escrow, and the remaining options do not relate to Escrow Shares. All of the 738,220 shares issuable upon the exercise of these options are included in Dr. Bell's beneficial ownership in the above table.

(6) Includes 21,787 shares issuable upon exercise of options granted by Dr. Bell, which have vested to date. Does not include 245,361 shares issuable upon the exercise of options to purchase Dr. Bell's Escrow Shares, which vest only at such time, if ever, as the Escrow Shares are released from Escrow.

(7) Includes, as to each of Messrs. Anderson, Batzel, Hutchcraft, Peevey and Prouty, 2,500 shares issuable upon the exercise of options granted by Dr. Bell. Does not include, as to each person, 7,500 shares issuable upon the exercise of options to purchase Dr. Bell's Escrow Shares, which vest only at such time, if ever, as the Escrow Shares are released from Escrow.

(8) Includes, as to each of Messrs. Anderson, Batzel, Hutchcraft, Peevey and Prouty, 40,000 shares issuable upon exercise of options granted under the Company's 1993 Stock Option Plan.

ESCROW SHARES

    As a condition of the Company's Initial Public Offering ("IPO") in June 1993, the Company's then existing shareholders (the "Original Shareholders") placed the Escrow Shares into escrow pursuant to an agreement (the "Escrow Agreement") by and among the Original Shareholders, the Company, and the escrow agent. The Escrow Agreement will terminate upon the earlier of the release of all the Escrow Shares or April 30, 1999 (the "Escrow Period"). During the Escrow Period, the Original Shareholders may vote, but may not transfer, the Escrow Shares; however, options for Escrow Shares may be granted. The Escrow Shares will automatically be released from escrow to the Original Shareholders upon satisfaction of certain conditions with respect to 1,000,000 shares, referred to as "Escrow Target I," and with respect to an additional 2,000,000 shares, referred to as "Escrow Target II." Such conditions are as follows:

        (a) Escrow Target I: 1,000,000 of the Escrow Shares will be released in the event that the Company's Minimum Pretax Income (as defined below) for any of the fiscal years ending December 31, 1996, 1997 and 1998 equals or exceeds the following amounts, after giving effect to the shares issued pursuant to the Offering, and after giving effect to the exercise of warrants presently outstanding and the Class A Warrants to be issued in connection with the Offering:

                                                                   PRO FORMA AFTER
                                                                         THE
                                                      PRO FORMA      OFFERING AND
                                                      AFTER THE      EXERCISE OF
FISCAL YEAR ENDING                                    OFFERING         WARRANTS
---------------------------------------------------  -----------  ------------------
                                                             (IN THOUSANDS)
December 31, 1996..................................   $   8,750       $   13,900
December 31, 1997..................................      13,125           20,850
December 31, 1998..................................      17,500           27,800

        (b) Escrow Target II: The remaining 2,000,000 Shares held in Escrow will be released in the event that the Company's Minimum Pretax Income (as defined below) for any of the fiscal years ending December 31, 1996, 1997 and 1998 equals or exceeds the following amounts, after giving effect to the shares issued pursuant to the Offering, and after giving effect to the exercise of warrants presently outstanding and to be issued in connection with the Offering:

                                                                   PRO FORMA AFTER
                                                                         THE
                                                      PRO FORMA      OFFERING AND
                                                      AFTER THE      EXERCISE OF
FISCAL YEAR ENDING                                    OFFERING         WARRANTS
---------------------------------------------------  -----------  ------------------
                                                             (IN THOUSANDS)
December 31, 1996..................................   $  15,750       $   25,020
December 31, 1997..................................      21,000           33,360
December 31, 1998..................................      26,250           41,700

    "Minimum Pretax Income" means for any fiscal year the Company's net income before provision for income taxes and exclusive of (i) any extraordinary items,
(ii) charges to income resulting from the release of the Escrow Shares or (iii) charges to income resulting from options granted by Dr. Bell or of options granted under the Company's 1993 Stock Option Plan, as reflected in the Company's audited financial statements. The Escrow Agreement provides that the minimum pretax income conditions in Escrow Target I and Escrow Target II be adjusted for any issuance of Class A Common Stock after the IPO other than stock issued upon the exercise of the underwriter's over-allotment option granted in connection with the IPO, underwriter's warrants granted in connection with the IPO or options under the 1993 Stock Option Plan.

    The escrow targets set forth above were determined by negotiation between the Company and the underwriter of the IPO and should not be construed to imply or predict any future earnings by the Company or any increase in the market price of its securities.

    On April 30, 1999, all shares that have not been released from escrow will automatically be exchanged for shares of Class B Common Stock, which will then be released from escrow. The Class B Common Stock is neither transferable nor convertible and its rights with respect to dividends and liquidation distributions are inferior to those of the Class A Common Stock. See "Description of Securities--Common Stock." Therefore, the Class B Common Stock has limited economic value. Any money, securities, rights or property distributed in respect of the Escrow Shares, including any property distributed as dividends or pursuant to any stock split, merger, recapitalization, dissolution, or total or partial liquidation of the Company, shall be held in escrow until release of the Escrow Shares. Any dividends or other distributions made with respect to Escrow Shares for which the relevant earnings levels have not been reached within the Escrow Period will be forfeited and contributed to the capital of the Company on April 30, 1999.

    The Company expects that the release, if any, of the Escrow Shares will be deemed compensatory and, accordingly, will result in substantial charges to earnings equal to the fair market value of the Escrow Shares as of the date on which they are released. Such charges could substantially increase the loss or reduce or eliminate the Company's net income for financial reporting purposes for the periods in which the Escrow Shares are released or are probable of being released. Although the amount of compensation expense recognized by the Company will not affect total stockholders' equity, it may have a negative effect on the market price of the Company's securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    Pursuant to the terms of a shareholders agreement among the Original Shareholders, if Class B Common Stock is issued at the end of the Escrow Period, and if any such shareholder, or the beneficiary of the trust which is the shareholder, is not or ceases to be an employee, director or consultant of the Company, then all of his shares of Class B Common Stock will be forfeited and contributed to the capital of the Company by the shareholder for no additional consideration. Furthermore, the agreement provides that Class B Common Stock may be forfeited by each shareholder in order to ensure that each shareholder will hold no more than one share of Class B Common Stock for each share of Class A Common Stock held by such shareholder, if only Escrow Target I has been met (after giving effect to the release of one-third of the Escrow Shares to such shareholder), or no more than three shares of Class B Common Stock for each share of Class A Common Stock held by such shareholder, if neither target is met.

    The following table sets forth the number of Escrow Shares owned by all original shareholders of the Company:

Dr. Bell.........................................................  2,592,903
Allen Gillespie..................................................    218,100
Robert Diller....................................................    129,000
Trusts for the benefit of Dr. Bell's children....................     59,997
                                                                   ---------
                                                                   3,000,000
                                                                   ---------
                                                                   ---------

                              SUBSEQUENT OFFERING

    The Company has agreed to register, subsequent to the Offering, an additional 1,620,000 Class A Warrants (the "Selling Securityholder Warrants") for sale by the holders thereof (the "Selling Securityholders") and 1,620,000 shares of Class A Common Stock (the "Selling Securityholder Stock") underlying the Selling Securityholder Warrants, all for resale from time to time by the Selling Securityholders subject to the restrictions described below. The Selling Securityholders will obtain the Selling Securityholder Warrants upon completion of the Offering as a result of the automatic conversion of the Bridge Debentures. See "Management's Discussion and Analysis--Liquidity and Capital Resources." The Selling Securityholder Warrants and the Selling Securityholder Stock are sometimes collectively referred to herein as the "Selling Securityholder Securities."

    The Selling Securityholder Warrants are identical to the Class A Warrants included in the Units offered hereby. All of the Selling Securityholder Warrants issued upon conversion of the Bridge Debentures and the Class A Common Stock issuable upon exercise of such Selling Securityholder Warrants will be registered under the Securities Act and will become tradeable subsequent to the Effective Date subject to the following contractual restrictions: each Selling Securityholder has agreed (i) not to sell, transfer, or otherwise dispose publicly of the Selling Securityholder Warrants except after the time periods and in the percentage amounts set forth below, on a cumulative basis, and (ii) not to exercise the Selling Securityholder Warrants for a period of one year from the closing of the Offering. Purchasers of the Selling Securityholder Warrants will not be subject to such restrictions.

                                                                              PERCENTAGE ELIGIBLE
LOCK-UP PERIOD                                                                    FOR RESALE
---------------------------------------------------------------------------  ---------------------
Before 90 days after Closing...............................................               0%
Between 91 and 150 days....................................................              25%
Between 151 and 210 days...................................................              50%
Between 211 and 270 days...................................................              75%
After 270 days.............................................................             100%

    After the one year period following the effective date of the Offering, the Selling Securityholders will be able to exercise the Selling Securityholder Warrants and sell the Class A Common Stock issuable upon exercise thereof without restriction. The Company will not receive any proceeds from the sale of the Selling Securityholder Warrants. Sales of Selling Securityholder Warrants issued upon conversion of the Bridge Debentures or the securities underlying such Class A Warrants or even the potential of such sales could have an adverse effect on the market prices of the Class A Common Stock and the Class A Warrants.

    There are no material relationships between any of the Selling Securityholders and the Company, nor have any such material relationships existed within the past three years. The Company has been informed by the Underwriter that there are no agreements between the Underwriter and any Selling Securityholder regarding the distribution of the Selling Securityholder Warrants or the underlying securities.

    Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Selling Securityholder Warrants may not simultaneously engage in market-making activities with respect to any securities of the Company during the applicable "cooling-off" period (at least two and possibly nine business days) prior to the commencement of such distribution. Accordingly, in the event the Underwriter or Blair & Co. is engaged in a distribution of the Selling Securityholder Warrants, neither of such firms will be able to make a market in the Company's securities during the applicable restrictive period. However, neither the Underwriter nor Blair & Co. has agreed to nor is either of them obligated to act as broker-dealer in the sale of the Selling Securityholder Warrants, and the Selling Securityholders may be required, and in the event Blair & Co. is a market-maker, will likely be required, to sell such securities through another broker-dealer. In addition, each Selling Securityholder desiring to sell Warrants will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rules 10b-6 and 10b-7, which provisions may limit the timing of the purchases and sales of shares of the Company's securities by such Selling Securityholder.

    The Selling Securityholders and broker-dealers, if any, acting in connection with such sales might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act and any commission received by them and any profit on the resale of the securities might be deemed to be underwriting discount and commissions under the Securities Act.

                           DESCRIPTION OF SECURITIES

    The Company's authorized capital consists of 40,000,000 shares of Class A Common Stock, no par value, 3,000,000 shares of Class B Common Stock, no par value, and 5,000,000 shares of preferred stock, no par value (the "Preferred Stock").

UNITS

    Each Unit consists of a minimum of 175 and a maximum of 240 shares of the Company's Class A Common Stock, no par value per share, and an equal number of Class A Warrants. The actual number of shares of Class A Common Stock and Class A Warrants to be included in each Unit will be determined by negotiations between the Company and the Underwriter, based primarily upon the market price of the outstanding Class A Common Stock and a determination of the number of shares of Class A Common Stock and Class A Warrants needed to successfully market the Units in light of market conditions. The components of the Units will be separately transferable upon issuance.

COMMON STOCK

    The holders of each class of common stock have one vote per share on each matter considered by shareholders. The holders of common stock may cumulate their votes in the election of directors upon giving notice as required by law. Shareholders have no preemptive rights. All outstanding shares are, and all shares to be sold and issued in the Offering will be, fully paid, non-assessable and legally issued. The Board of Directors is authorized to issue additional shares of common stock within the limits authorized by the Company's charter and without shareholder action. Reference is made to the Company's Articles of Incorporation and By-Laws, as well as to the applicable provisions of the California General Corporation Law, for a more detailed description of the rights and liabilities of shareholders.

    CLASS A COMMON STOCK

    Prior to the Offering, 7,068,500 shares of Class A Common Stock have been issued and are outstanding, held of record by 50 shareholders (not including beneficial owners holding in nominee accounts), of which 3,000,000 shares are Escrow Shares subject to release to the beneficial owners of such shares in the event the Company attains certain pre-tax income goals. See "Principal Shareholders-- Escrow Shares." Upon consummation of the sale of the Units offered hereby, there will be 9,693,500 shares of Class A Common Stock issued and outstanding assuming that each Unit includes the minimum of 175 shares of Class A Common Stock, and 10,668,500 shares of Class A Common Stock issued and outstanding assuming that each Unit includes the maximum of 240 shares of Class A Common Stock, 3,000,000 of which, in either case, will be Escrow Shares.

    CLASS B COMMON STOCK

    No shares of Class B Common Stock are issued and outstanding. The Class B Common Stock is non-transferable and non-convertible. Further, the Class B Common Stock is subject to forfeiture under certain circumstances. See "Principal Shareholders--Escrow Shares." Holders of the Class B Common Stock will be entitled to receive, on a per share basis, only five percent (5%) of the dividends as may be declared by the Board of Directors on the Class A Common Stock, and five percent (5%) of the amount receivable by holders of Class A Common Stock upon liquidation or dissolution of the Company.

PREFERRED STOCK

    Shares of Preferred Stock may be issued from time to time in one or more series and the Board of Directors, without further shareholder approval, is authorized to fix the dividend rights and terms, conversion rights, voting rights (whole, limited or none), redemption rights and terms, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each such series of Preferred Stock. The purpose of authorizing the Board of Directors to determine such rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of the Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Class A Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company. Such issuance also could adversely affect the distributions on and liquidation preference of the Class A Common Stock by creating one or more series of Preferred Stock with distribution or liquidation preferences senior to the Class A Common Stock. The Company does not currently intend to issue any shares of its authorized Preferred Stock.

CLASS A WARRANTS

    Each Class A Warrant entitles the registered holder thereof to purchase, at any time until the fifth anniversary of the Effective Date, one share of the Company's Class A Common Stock at an exercise price of 135% of the amount equal to $1,000 divided by the number of shares of Class A Common Stock included in each Unit, subject to adjustment. Commencing one year from the date hereof, the Company may, upon 30 days' written notice, redeem each Class A Warrant in exchange for $0.05 per Class A Warrant if the closing Bid Price of the Class A Common Stock as reported by Nasdaq or the closing Bid Price on any national stock exchange (if the Company's Class A Common Stock is listed thereon) shall have, for 30 consecutive business days ending within 15 days of the date of the notice of redemption, averaged in excess of 175% of the Class A Warrant exercise price per share (subject to adjustment in the event of any reverse stock splits or other similar events). The notice of redemption will be sent to the registered address of the registered holder of the Class A Warrant. All Class A Warrants must be redeemed if any are redeemed; provided, however, that the Class A Warrants underlying the Unit Purchase Option may only be redeemed under limited circumstances. See "Underwriting."

    The Class A Warrants will be issued pursuant to a warrant agreement (the "Warrant Agreement") among the Company, the Underwriter and U.S. Stock Transfer Corporation as warrant agent (the "Warrant Agent"), and will be evidenced by warrant certificates in registered form. The exercise price of the Class A Warrants was determined by negotiation between the Company and the Underwriter and should not be construed to be predictive of, or to imply that, any price increases will occur in the

Company's securities. The exercise price of the Class A Warrants and the number and kind of shares of Class A Common Stock or other securities and property to be obtained upon exercise of the Class A Warrants are subject to adjustment in certain circumstances, including a stock split of, or stock dividend on, or a subdivision, combination or recapitalization of, the Class A Common Stock or the issuance of shares of Class A Common Stock at less than the market price of the Class A Common Stock. Additionally, an adjustment would be made upon the sale of all or substantially all of the assets of the Company for less than the market value thereof, a merger or other unusual events (other than share issuances pursuant to employee benefit and stock incentive plans for directors, officers and employees of the Company) so as to enable holders of the Class A Warrants to purchase the kind and number of shares or other securities or property (including cash) receivable in such event by a holder of the kind and number of shares of Class A Common Stock that might otherwise have been purchased upon exercise of such Class A Warrant. No adjustment for previously paid cash dividends, if any, will be made upon exercise of the Class A Warrants.

    The Class A Warrants may be exercised upon surrender of the Class A Warrant certificate on or prior to the expiration date (or earlier redemption date) of such Class A Warrants at the offices of the Warrant Agent with the form of "Election of Purchase" on the reverse side of the Class A Warrant certificate completed and executed as indicated, accompanied by payment of the full exercise price (by certified or bank check payable to the order of the Company) for the number of Class A Warrants being exercised. Shares of Class A Common Stock issuable upon exercise of Class A Warrants and payment in accordance with the terms of the Warrants will be fully paid and non-assessable.

    The Class A Warrants do not confer upon the holders of Class A Warrants any voting or other rights of the shareholders of the Company. Upon notice to the holders of Class A Warrants, the Company has the right to reduce the exercise price or extend the expiration date of the Class A Warrants. Although this right is intended to benefit the holders of Class A Warrants, to the extent the Company exercises this right when the Class A Warrants would otherwise be exercisable at a price higher than the prevailing market price of the Class A Common Stock, the likelihood of exercise, and resultant increase in the number of shares outstanding, may result in making more costly, or impeding, a change in control of the Company.

    The description above is subject to the provisions of the Warrant Agreement, as amended, which has been filed as an exhibit to the Registration Statement, of which this Prospectus forms a part, and reference is made to such exhibit for a detailed description thereof.

UNIT PURCHASE OPTION

    The Company has agreed to grant to the Underwriter, upon the closing of the Offering, the Unit Purchase Option to purchase up to 1,500 Units. These Units will, when issued, be identical to the Units offered hereby, except that the Class A Warrants included in the Unit Purchase Option are subject to redemption by the Company, in accordance with the terms of the Warrant Agreement, at any time after the Unit Purchase Option has been exercised and the underlying Class A Warrants are outstanding. The Unit Purchase Option cannot be transferred, sold, assigned or hypothecated for two years, except to any officer of the Underwriter or members of the selling group or their officers. The Unit Purchase Option is exercisable during the three-year period commencing two years from the date hereof at an exercise price of $1,300 per Unit (130% of the initial public offering price) subject to adjustment in certain events to protect against dilution. The holders of the Unit Purchase Options have certain demand and piggyback registration rights. See "Underwriting."

REGISTRATION RIGHTS

    Commencing one year from the date of this Prospectus, the holders of the Unit Purchase Option will have certain demand and piggyback registration rights relating to such options and the underlying securities. These registration rights are in addition to the similar demand and piggyback registration rights granted to the holders of outstanding warrants issued to the Underwriter in connection with the initial public offering of the Company in 1993, which, upon completion of the Offering, will entitle the holders thereof to purchase up to a minimum of 220,218 shares of the Company's Class A Common Stock exercisable at $8.99 per share, or a maximum of 224,388 shares of Class A Common Stock exercisable at $8.82 per share, until June 4, 1998. The Company has also granted certain piggyback registration rights to HBI, Sutro & Co., Incorporated, The Galileo Fund, L.P. and The Copernicus Fund, L.P. with respect to an aggregate of 797,325 shares of Class A Common Stock. The exercise of the registration rights relating to the Unit Purchase Option or the outstanding warrants may involve substantial expense to the Company and have a depressive effect on the market price of the Company's securities.

    The Company has also agreed to register, subsequent to the Offering, the Selling Securityholder Securities for resale by the holders thereof. See "See Subsequent Offering."

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Company's Class A Common Stock and the Warrant Agent for the Class A Warrants is U.S. Stock Transfer Corporation, 1745 Gardena Avenue, Suite 200, Glendale, California 91204.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Immediately prior to the Offering, the Company will have outstanding an aggregate of 7,068,500 shares of Class A Common Stock. 3,000,000 of such shares are Escrow Shares not transferable unless released from escrow pursuant to the Escrow Agreement. See "Principal Shareholders -- Escrow Shares." In addition, an aggregate of 264,757 shares of Class A Common Stock are issuable pursuant to outstanding warrants. Of the 4,068,500 shares of Class A Common Stock outstanding prior to the Offering that are not Escrow Shares, 795,197 are "restricted securities" as that term is defined under Rule 144. All such shares of Class A Common Stock will be eligible for sale under Rule 144 (subject to the restrictions on transfer agreed to between the current shareholders and the Underwriter, as set forth below, and the restrictions on transfer with respect to the Escrow Shares) and will be freely transferable without restriction under the Securities Act except for any shares purchased by any person who is or thereby becomes an "affiliate" of the Company, which shares will be subject to the resale limitations contained in Rule 144 promulgated under the Securities Act.

    In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated), with respect to restricted securities that satisfy a two-year holding period, may sell within any three-month period a number of restricted shares which does not exceed the greater of 1% of the then outstanding shares of such class of securities or the average weekly trading volume during the four calendar weeks prior to such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and the availability of current public information about the Company. Rule 144 also permits, under certain circumstances, the sale of shares by a person who is not an affiliate of the Company, with respect to restricted securities that satisfy a three-year holding period, without regard to the volume or other resale limitations. For shares issued in consideration of an unsecured or non-recourse promissory note, the holding period does not commence until the note is paid in full. The above is a brief summary of Rule 144 and is not intended to be a complete description thereof.

    The "restricted" Class A Common Stock currently is eligible for sale pursuant to Rule 144. However, the directors and executive officers of the Company and certain holders of 5% or more of the outstanding Class A Common Stock have agreed not to sell, assign or transfer any of their shares of Class A Common Stock, options or warrants for a period of 13 months after the closing date of the Offering without the prior consent of the Underwriter. In addition, the Company has granted certain registration rights with respect to the Unit Purchase Option and the securities underlying it. See "Underwriting."

    Pursuant to registration rights acquired in the Bridge Financing, the Company will, subsequent to the Offering, register for resale on behalf of the Selling Securityholders, the Selling Securityholder Securities, subject to the contractual restriction that the Selling Securityholders have agreed (i) not to exercise the Selling Securityholder Warrants for a period of one year for the closing of the Offering and (ii) not to sell the Selling Securityholder Warrants except pursuant to the restrictions set forth below:

                                                                              PERCENTAGE ELIGIBLE
LOCK-UP PERIOD                                                                    FOR RESALE
---------------------------------------------------------------------------  ---------------------
Before 90 days after closing...............................................               0%
Between 91 and 150 days after closing......................................              25%
Between 151 and 210 days after closing.....................................              50%
Between 211 and 270 days after closing.....................................              75%
After 270 days after closing...............................................             100%

    Following the Offering, no predictions can be made of the effect, if any, of future public sales of restricted shares or the availability of restricted shares for sale in the public market. Moreover, the Company cannot predict the number of shares of Class A Common Stock that may be sold in the future pursuant to Rule 144 because such sales will depend on, among other factors, the market price of the Class A Common Stock and the individual circumstances of the holders thereof. The availability for sale of substantial amounts of Class A Common Stock acquired through the exercise of the Class A Warrants under Rule 144, other options or the Unit Purchase Option could adversely affect prevailing market prices for the Class A Common Stock.

    Beginning one year from the date of this Prospectus, the holders of the Unit Purchase Option will have demand and piggy-back registration rights relating to such options and the underlying securities and the holders of warrants issued to the underwriter in connection with the Company's initial public offering in 1993 will have certain demand and piggy-back registration rights with respect to a minimum of 220,218 and a maximum of 224,388 shares of Class A Common Stock into which such warrants are exercisable. See "Underwriting." The Company has also granted certain piggyback registration rights to HBI, Sutro & Co., Incorporated, The Galileo Fund, L.P. and The Copernicus Fund, L.P. with respect to an aggregate of 797,325 shares of Class A Common Stock.

    Except as set forth above, no stockholder of the Company, nor any holder of warrants to purchase shares of the Class A Common Stock, has any registration rights.

                                  UNDERWRITING

    D.H. Blair Investment Banking Corp. (the "Underwriter") has agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase the 15,000 Units offered hereby from the Company on a "firm commitment" basis, if any are purchased. It is expected that Blair & Co., will distribute as a selling group member substantially all of the Units offered hereby. Blair & Co. is substantially owned by family members of J. Morton Davis. Mr. Davis is the sole stockholder of the Underwriter.

    The Underwriter has advised the Company that it proposes to offer the Units to the public at the public offering price set forth on the cover page of this Prospectus, and that it may allow, to selected dealers who are members of the National Association of Securities Dealers, Inc. (the "NASD"), concessions, not
in excess of $   per Unit, of which not in excess of $   per Unit may be
reallowed to other dealers who are members of the NASD. After the public offering, the public offering price, concessions and reallowances may be changed by the Underwriter.

    The Company has granted an option to the Underwriter, exercisable during the 45-day period from the date of this Prospectus, to purchase up to 2,250 additional Units at the public offering price set forth on the cover page of this Prospectus, less the underwriting discounts and commissions. The Underwriter may exercise this option in whole, or, from time to time, in part, solely for the purpose of covering over-allotments, if any, made in connection with the sale of the Units offered hereby.

    The Company has agreed to pay to the Underwriter a non-accountable expense allowance representing 3% of the aggregate offering price of the Units offered hereby (plus 3% of the aggregate offering price of any Units purchased pursuant to the Underwriter's Over-allotment Option), $40,000 of which has been paid to date.

    The Company has agreed to sell to the Underwriter and its designees, on the closing date of the Offering, for nominal cost, the Unit Purchase Option (the "Unit Purchase Option") to purchase up to 1,500 Units at an exercise price of $1,300 per Unit, subject to certain anti-dilution provisions. The Units purchasable upon exercise of the Unit Purchase Option are identical to the Units offered hereby, except that the Warrants contained therein are subject to redemption by the Company, in accordance with the terms of the Warrant Agreement, only after the Unit Purchase Option has been exercised and the underlying warrants are outstanding. The Unit Purchase Option will be exercisable during the three-year period commencing two years from the date of this Prospectus. The Unit Purchase Option may not be transferred, sold, assigned or hypothecated for two years from the date of this Prospectus except to any NASD member participating in the offering or any officers of the Underwriter or any such NASD member. The Company has agreed to register under the Securities Act at its expense on one occasion, and at the expense of the Underwriter on another occasion, the Unit Purchase Option and/or the underlying securities at the request of the holder thereof. The Company has also agreed to certain "piggyback" registration rights for the holders of the Unit Purchase Option and/or the underlying securities.

    For the life of the Unit Purchase Option, the holders are given the opportunity to profit from a rise in the market price of the Company's Common Stock and Class A Warrants with a resulting dilution in the interest of other shareholders. The Company may find it more difficult to raise additional equity capital while the Unit Purchase Option is outstanding and, at any time when the holders of the Unit Purchase Option might be expected to exercise it, the Company would probably be able to obtain equity capital on terms more favorable than those provided in the Unit Purchase Option.

    Except for HBI, the Copernicus Fund and the Galileo Fund, all of the current directors and executive officers of the Company, all shareholders owning 5% or more of the issued and outstanding Class A Common Stock of the Company and certain holders of 1% but less than 5% of all of the issued and outstanding Class A Common Stock of the Company have agreed not to sell, transfer or assign any of their shares of Common Stock, options or warrants without the prior written consent of the Underwriter for a period of 13 months from the closing date of the Offering, other than (i) bona fide gifts and transfers to trusts for estate planning purposes where the transferee agrees to be bound by the transfer restrictions described herein and
(ii) the sale of shares owned by Lon E. Bell, Ph.D., pursuant to the exercise, by the holders thereof, of options on such shares previously granted by Dr. Bell.

    In connection with the Offering, the Company has extended the term of an agreement providing for the payment of a fee to the Underwriter in the event the Underwriter is responsible for a merger or other acquisition transaction to which the Company is a party until five years from the date of completion of the Offering.

    The Underwriter acted as the sole underwriter for the Company's initial public offering in June 1993. In connection therewith, the Underwriter received warrants which, upon completion of the Offering, will entitle the holders thereof to purchase a minimum of 220,218 shares of Class A Common Stock exercisable at $8.99 per share, or a maximum of 224,388 shares of Class A Common Stock exercisable at $8.82 per share.

    The Underwriting Agreement provides for reciprocal indemnification between the Company and the Underwriter against certain liabilities, including liabilities under the Securities Act.

    The Company has agreed not to solicit Class A Warrant exercises other than through the Underwriter, unless the Underwriter declines to make such solicitation. Upon any exercise of the Class A Warrants after the first anniversary of the date of this Prospectus, the Company will pay the Underwriter a fee of 5% of the aggregate exercise price of the Class A Warrants, if (i) the market price of the Company's Common Stock on the date the Class A Warrants are exercised is greater than the then exercise price of the Class A Warrants; (ii) the exercise of the Class A Warrants was solicited by a member of the NASD, as designated in writing on the warrant certificate subscription form; (iii) the Class A Warrants are not held in a discretionary account; (iv) disclosure of compensation arrangements was made both at the time of the Offering and at the time of exercise of the Class A Warrants; and (v) the solicitation of exercise of the Class A Warrant was not in violation of Rule 10b-6 promulgated under the Exchange Act.

    In connection with the Offering, the Underwriter may engage in passive market making transactions in the Class A Common Stock on Nasdaq in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended, during the two business day period before commencement of offers or sales of the Units. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded. Unless granted an exemption by the Commission from Rule 10b-6, the Underwriter will be prohibited from engaging in any other market marking activities with regard to the Company's securities for the period from nine business days (or such other applicable period as Rule 10b-6 may provide) prior to any solicitation by the Underwriter of the exercise of the Class A Warrants until the later of the termination of such solicitation activity or the termination (by waiver or otherwise) of any right that the Underwriter may have to receive a fee for the exercise of Class A Warrants following such solicitation. As a result, the Underwriter may be unable to continue to provide a market for the Company's securities during certain periods while the Class A Warrants are exercisable.

    The Company has agreed with the Underwriter that the Underwriter will have the right to appoint one director to the Company's Board of Directors for a period of five years following the completion of the Offering.

    The public offering price of the Units and the exercise prices and other terms of the Class A Warrants have been determined by negotiations between the Company and the Underwriter and are not necessarily related to the Company's asset value, net worth or other established criteria of value. Factors considered in determining the offering price of the Units and the exercise price and other terms of the Class A Warrants include the present state of the Company's development, the future prospects of the Company, an assessment of management, the general condition of the securities markets and other factors deemed relevant.

    The Underwriter has informed the Company that the Commission is conducting an investigation concerning various business activities of the Underwriter and Blair & Co., a selling group member which will distribute substantially all of the Units offered hereby. The investigation appears to be broad in scope, involving numerous aspects of the Underwriter's and Blair & Co.'s compliance with Federal securities laws and compliance with the Federal securities laws by issuers whose securities were underwritten by the Underwriter or Blair & Co., or in which the Underwriter or Blair & Co. made over-the-counter markets, persons associated with the Underwriter or Blair & Co., such issuers and other persons. The Company has been advised by the Underwriter that the investigation has been ongoing since at least 1989 and that the Underwriter is cooperating with the investigation. The Underwriter cannot predict whether this investigation will ever result in a formal enforcement action against the Underwriter or Blair & Co. or, if so, whether any such action might have an adverse effect on the Underwriter, Blair & Co. or the securities offered hereby. The Company has been advised that the Underwriter or Blair & Co. intends to make a market in the securities following the Offering. An unfavorable resolution of the Commission's investigation could have the effect of limiting such firm's ability to make a market in the Company's securities, which could adversely affect the liquidity or price of such securities.

                                 LEGAL MATTERS

    Certain legal matters in connection with the Offering have been passed upon for the Company by O'Melveny & Myers LLP, Los Angeles, California. Bachner, Tally, Polevoy & Misher LLP, New York, New York, have acted as counsel to the Underwriter in connection with the Offering.

                                    EXPERTS

    The financial statements as of December 31, 1995 and 1994 and for each of the three years ended December 31, 1995, and for the period April 23, 1991 (Inception) to December 31, 1995 included in this Prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company's need to obtain financing to repay its debt and finance continued operations) of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    Pursuant to Item 12 of the Instructions to Form S-2, the following documents are hereby incorporated herein in their entirety by reference thereto:

    (1) The Company's Annual Report on Form 10-K for the Company's fiscal year ended December 31, 1995.

    (2) The Company's Quarterly Report on Form 10-Q/A for the three-month period ended March 31, 1996.

    (3) The Company's Quarterly Report on Form 10-Q/A for the three-month period ended June 30, 1996.

    (4) The Company's Quarterly Report on Form 10-Q for the three-month period ended September 30, 1996.

    (5) The Company's Current Report on Form 8-K filed July 17, 1996.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Report of Independent Accountants..........................................................................     F-2

Balance Sheet..............................................................................................     F-3

Statement of Operations....................................................................................     F-4

Statement of Shareholders' Equity..........................................................................     F-5

Statement of Cash Flows....................................................................................     F-6

Notes to Financial Statements..............................................................................     F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Amerigon Incorporated (a Development Stage Enterprise)

    In our opinion, the accompanying balance sheet and the related statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Amerigon Incorporated (a Development Stage Enterprise) at December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, and for the period from April 23, 1991 (inception) to December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

    The Company has incurred significant losses during 1996, is in default of its bank line of credit agreement, and has entered into a bridge financing agreement. As more fully described in Note 14 to the financial statements, the Company will need to obtain additional financing to repay its debt and finance continued operations.

PRICE WATERHOUSE LLP

Costa Mesa, California
February 26, 1996, except
as to Note 14 which is as
of December 4, 1996

                             AMERIGON INCORPORATED
                        (A DEVELOPMENT STAGE ENTERPRISE)
                                 BALANCE SHEET
                                 (IN THOUSANDS)

                                       ASSETS

                                                                                                     DECEMBER 31,
                                                                                                   -----------------
                                                                                                    1994      1995
                                                                                                   -------  --------  SEPTEMBER 30,
                                                                                                                          1996
                                                                                                                      -------------
                                                                                                                       (UNAUDITED)
Current assets:
    Cash and cash equivalents....................................................................  $ 2,405  $  4,486    $    268
    Short term investments.......................................................................    2,910     --         --
    Accounts receivable less allowance of $100 in 1994 and 1995 (Note 13)........................      768     1,052       1,053
    Unbilled revenue (Notes 10 and 11)...........................................................      275     1,468       2,565
    Inventory (Note 4)...........................................................................    --          243         127
    Deferred contract costs......................................................................    --        --            700
    Prepaid expenses and other assets............................................................       89       961         460
                                                                                                   -------  --------  -------------
        Total current assets.....................................................................    6,447     8,210       5,173
    Property and equipment, net (Note 4).........................................................      715       785         703
                                                                                                   -------  --------  -------------
        Total assets.............................................................................  $ 7,162  $  8,995    $  5,876
                                                                                                   -------  --------  -------------
                                                                                                   -------  --------  -------------

                                               LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Accounts payable (Note 13)...................................................................  $   262  $  1,123    $  1,533
    Deferred revenue (Note 10)...................................................................    1,754        94         141
    Accrued liabilities (Note 4).................................................................      282       512         416
    Note payable to shareholder..................................................................                            200
    Bank loan payable............................................................................                          2,532
                                                                                                   -------  --------  -------------
        Total current liabilities................................................................    2,298     1,729       4,822
                                                                                                   -------  --------  -------------
Long-term portion of capital lease (Note 12).....................................................       78        68          50
                                                                                                   -------  --------  -------------
Commitments (Notes 9 and 12)
Shareholders' equity: (Notes 7 and 8)
    Preferred Stock, no par value; 5,000 shares authorized, none issued and outstanding
    Common Stock:
      Class A--No par value; 17,000 shares authorized, 3,300 and 4,050 issued and outstanding in
        1994 and 1995, respectively. (An additional 3,000 shares held in escrow).................   11,634    17,270      17,321
      Class B--No par value; 3,000 shares authorized, none issued and outstanding................
    Contributed capital..........................................................................    3,102     3,115       3,115
    Deficit accumulated during development stage.................................................   (9,950)  (13,187)    (19,432)
                                                                                                   -------  --------  -------------
        Total shareholders' equity...............................................................    4,786     7,198       1,004
                                                                                                   -------  --------  -------------
        Total liabilities and shareholders' equity...............................................  $ 7,162  $  8,995    $  5,876
                                                                                                   -------  --------  -------------
                                                                                                   -------  --------  -------------

              See accompanying notes to the financial statements.

                             AMERIGON INCORPORATED
                        (A DEVELOPMENT STAGE ENTERPRISE)
                            STATEMENT OF OPERATIONS
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                    FROM                                 FROM
                                                                  APRIL 23,                            APRIL 23,
                                                                    1991                                 1991
                                                                 (INCEPTION)    NINE MONTHS ENDED     (INCEPTION)
                                   YEAR ENDED DECEMBER 31,           TO           SEPTEMBER 30,           TO
                               -------------------------------  DECEMBER 31,   --------------------  SEPTEMBER 30,
                                 1993       1994       1995         1995         1995       1996         1996
                               ---------  ---------  ---------  -------------  ---------  ---------  -------------
                                                                                   (UNAUDITED)        (UNAUDITED)
Revenues:
  Development contracts and
    related grants...........  $     188  $   1,336  $   7,290   $     8,814   $   4,326  $   6,382   $    15,196
  Grants.....................      2,101      1,304        519         5,824         480        119         5,943
                               ---------  ---------  ---------  -------------  ---------  ---------  -------------
Total revenues...............      2,289      2,640      7,809        14,638       4,806      6,501        21,139
                               ---------  ---------  ---------  -------------  ---------  ---------  -------------
Costs and expenses:
  Direct development contract
    and related grant
    costs....................        525        928      5,332         6,785       3,895      9,142        15,927
  Direct grant costs.........      1,649        803        339         4,522         390        101         4,623
  Research and development...      1,578      2,137      2,367         6,659       1,785      1,544         8,203
  Selling, general and
    administrative, including
    reimbursable
    administrative costs.....      2,340      3,235      3,135        10,377       1,820      1,838        12,215
                               ---------  ---------  ---------  -------------  ---------  ---------  -------------
Total costs and expenses.....      6,092      7,103     11,173        28,343       7,890     12,625        40,968
                               ---------  ---------  ---------  -------------  ---------  ---------  -------------
Operating loss...............     (3,803)    (4,463)    (3,364)      (13,705)     (3,084)    (6,124)      (19,829)
Interest income..............        163        228        127           518         124         42           560
Interest expense.............                                                                  (163)         (163)
                               ---------  ---------  ---------  -------------  ---------  ---------  -------------
Net loss.....................  $  (3,640) $  (4,235) $  (3,237)  $   (13,187)  $  (2,960) $  (6,245)  $   (19,432)
                               ---------  ---------  ---------  -------------  ---------  ---------  -------------
                               ---------  ---------  ---------  -------------  ---------  ---------  -------------
Net loss per share...........  $   (1.64) $   (1.28) $   (0.98)                $   (0.90) $   (1.54)
                               ---------  ---------  ---------                 ---------  ---------
                               ---------  ---------  ---------                 ---------  ---------
Weighted average number of
  shares outstanding.........      2,213      3,300      3,306                     3,300      4,060
                               ---------  ---------  ---------                 ---------  ---------
                               ---------  ---------  ---------                 ---------  ---------

              See accompanying notes to the financial statements.

                             AMERIGON INCORPORATED
                        (A DEVELOPMENT STAGE ENTERPRISE)
                       STATEMENT OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                     COMMON STOCK
                                                           ---------------------------------                  DEFICIT
                                                                                                            ACCUMULATED
                                          PREFERRED STOCK      CLASS A           CLASS B                    DURING THE
                                          ---------------  ----------------  ---------------  CONTRIBUTED   DEVELOPMENT
                                          SHARES   AMOUNT  SHARES   AMOUNT   SHARES   AMOUNT    CAPITAL        STAGE      TOTAL
                                          ------   ------  ------   -------  ------   ------  -----------   -----------   ------
Balance at April 23, 1991 (Inception)...   --       --     1,000    $  100    --       --        --            --         $  100
  Contributed capital--founders'
    services provided without
    compensation........................                                                        $  111                       111
  Net loss..............................                                                                     $   (616)      (616)
                                          ------   ------  ------   -------  ------   ------  -----------   -----------   ------
Balance at December 31, 1991............   --       --     1,000       100    --       --          111           (616)      (405)
Transfer of common stock to employee by
  principal shareholder for services....                                                           150                       150
Contributed capital--founders' services
  provided without compensation.........                                                           189                       189

  Net loss..............................                                                                       (1,459)    (1,459)
                                          ------   ------  ------   -------  ------   ------  -----------   -----------   ------
Balance at December 31, 1992............   --       --     1,000       100    --       --          450         (2,075)    (1,525)
  Issuance of common stock (public
    offering)...........................                   2,300    11,534                                                11,534
  Options granted by pricipal
    shareholder for services............                                                           549                       549
  Contribution of notes payable to
    contributed capital.................                                                         2,102                     2,102
  Net loss..............................                                                                       (3,640)    (3,640)
                                          ------   ------  ------   -------  ------   ------  -----------   -----------   ------
Balance at December 31, 1993............   --       --     3,300    11,634    --       --        3,101         (5,715)     9,020
  Compensation recorded for variable
    plan stock option (Note 8)..........                                                             1                         1
  Net loss..............................                                                                       (4,235)    (4,235)
                                          ------   ------  ------   -------  ------   ------  -----------   -----------   ------
Balance at December 31, 1994............   --       --     3,300    11,634    --       --        3,102         (9,950)     4,786
  Private placement of common stock.....                     750     5,636                           1                     5,637
  Compensation recorded for variable
    plan stock option (Note 8)..........                                                            12                        12
  Net loss..............................                                                                       (3,237)    (3,237)
                                          ------   ------  ------   -------  ------   ------  -----------   -----------   ------
Balance at December 31, 1995............   --       --     4,050    17,270    --       --        3,115        (13,187)     7,198
Unaudited Information:
  Exercise of stock options.............                      19       145                                                   145
  Expenses of sale of stock.............                               (94 )                                                 (94)
  Net loss..............................                                                                       (6,245)    (6,245)
                                          ------   ------  ------   -------  ------   ------  -----------   -----------   ------
Balance at September 30, 1996...........   --       --     4,069    $17,321   --       --       $3,115       $(19,432)    $1,004
                                          ------   ------  ------   -------  ------   ------  -----------   -----------   ------
                                          ------   ------  ------   -------  ------   ------  -----------   -----------   ------

               See accompanying notes to the financial statements

                             AMERIGON INCORPORATED
                        (A DEVELOPMENT STAGE ENTERPRISE)
                            STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                         FROM APRIL     NINE MONTHS ENDED     FROM APRIL
                                                                          23, 1991                             23, 1991
                                           YEAR ENDED DECEMBER 31,       (INCEPTION)      SEPTEMBER 30,       (INCEPTION)
                                       -------------------------------   TO DECEMBER   --------------------  TO SEPTEMBER
                                         1993       1994       1995       31, 1995       1995       1996       30, 1996
                                       ---------  ---------  ---------  -------------  ---------  ---------  -------------
                                                                                           (UNAUDITED)        (UNAUDITED)
Operating Activities:
  Net Loss...........................  $  (3,640) $  (4,235) $  (3,237)   $ (13,187)   $  (2,960) $  (6,245)   $ (19,432)
  Adjustments to reconcile net loss
    to net cash used in operating
    activities:
    Depreciation and amortization....         65        176        283          554          221        269          823
    Provision for doubtful
      accounts.......................         --        100         10          110           --         --          110
    Stock option compensation........        549          1         12          712           --         --          712
    Contributed capital--founders'
      services provided without cash
      compensation...................         --         --         --          300           --         --          300
    Change in operating assets and
      liabilities:
      Accounts receivable............       (544)      (286)      (294)      (1,162)         457         (1)      (1,163)
      Unbilled revenue...............        436        (32)    (1,193)      (1,468)      (1,036)    (1,097)      (2,565)
      Inventory......................         --         --       (243)        (243)        (515)       116         (127)
      Deferred contract costs........         --         --         --           --           --       (700)        (700)
      Prepaid expenses and other
        assets.......................        (55)       (23)      (872)        (960)        (204)       501         (459)
      Accounts payable...............        162       (203)       861        1,123          342        410        1,533
      Deferred revenue...............         46      1,708     (1,660)          94         (868)        47          141
      Accrued liabilities............        102         92        230          512          (22)       (96)         416
                                       ---------  ---------  ---------  -------------  ---------  ---------  -------------
  Net cash used in operating
    activities.......................     (2,879)    (2,702)    (6,103)     (13,615)      (4,585)    (6,796)     (20,411)
                                       ---------  ---------  ---------  -------------  ---------  ---------  -------------
Investing activities:
  Purchase of property and
    equipment........................       (134)      (635)      (353)      (1,271)        (276)      (187)      (1,458)
  Proceeds from disposition of
    property.........................         --          9         --            9           --         --            9
  Short term investments.............         --     (2,910)     2,910           --        2,910         --           --
                                       ---------  ---------  ---------  -------------  ---------  ---------  -------------
    Net cash used in investing
      activities.....................       (134)    (3,536)     2,557       (1,262)       2,634       (187)      (1,449)
                                       ---------  ---------  ---------  -------------  ---------  ---------  -------------
Financing activities:
  Proceeds from sale of common stock,
    net..............................     11,534         --      5,636       17,270           --        (94)      17,176
  Proceeds from sale of warrants.....         --         --          1            1           --         --            1
  Proceeds from exercise of stock
    options..........................         --         --         --           --           --        145          145
  Borrowing under line of credit.....         --         --      1,100        1,100           --      5,180        6,280
  Repayment of line of credit........         --         --     (1,100)      (1,100)          --     (2,648)      (3,748)
  Repayment of capital lease.........         --         --        (10)         (10)         (10)       (18)         (28)
  Proceeds from note payable to
    shareholder......................         --         --         --           --           --        200          200
  Notes payable contributed to
    capital..........................         --         --         --        2,102           --         --        2,102
                                       ---------  ---------  ---------  -------------  ---------  ---------  -------------
    Net cash provided by financing
      activities.....................     11,534         --      5,627       19,363          (10)     2,765       22,128
                                       ---------  ---------  ---------  -------------  ---------  ---------  -------------
Net increase (decrease) in cash......      8,521     (6,238)     2,081        4,486       (1,961)    (4,218)         268
Cash and cash equivalents at
  beginning of period................        122      8,643      2,405           --        2,405      4,486           --
                                       ---------  ---------  ---------  -------------  ---------  ---------  -------------
Cash and cash equivalents at end of
  period.............................  $   8,643  $   2,405  $   4,486    $   4,486    $     444  $     268    $     268
                                       ---------  ---------  ---------  -------------  ---------  ---------  -------------
                                       ---------  ---------  ---------  -------------  ---------  ---------  -------------

               See accompanying notes to the financial statements

                             AMERIGON INCORPORATED
                        (A DEVELOPMENT STAGE ENTERPRISE)

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1--THE COMPANY:

    Amerigon Incorporated (the "Company" or "Amerigon") is a development stage enterprise, which was incorporated in California on April 23, 1991, primarily to develop, manufacture and market proprietary, high technology automotive components and systems for gasoline-powered and electric vehicles.

    Amerigon's activities through December 31, 1995 include (1) obtaining the rights to the basic technology and continuing development of the audio navigation system, the climate control seat system, and certain ultra-wideband radar applications; (2) obtaining financing from grants and other sources and conducting development programs related to electric vehicles and its other products; (3) marketing of these development stage products to automotive companies and their suppliers; and (4) completing the development, in December 1995, of the audio navigation system and selling the first commercial units.

    The Company's strategy has been to augment the expenditure of its own funds on research and development by seeking and obtaining various grants which support the development of electric vehicles and related technologies. Through such grant funded activities and development contracts with customers, the Company has opportunities to gain access to new technologies and to extend its own product development efforts.

NOTE 2--BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    BASIS OF PRESENTATION

    The financial statements include amounts that are based on management's judgments. Certain reclassifications have been made for consistent presentation.

    DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amount of all financial instruments, comprising cash and cash equivalents, accounts receivable and unbilled revenues, accounts payable, accrued expenses and capital leases, approximate fair value because of the short maturities of these instruments.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    CASH AND CASH EQUIVALENTS

    All investments with original maturities of less than 90 days are considered cash equivalents.

    CONCENTRATION OF CREDIT RISK

    Financial instruments which subject the Company to concentration of credit risk consist primarily of cash equivalents, accounts receivable and unbilled revenue. Cash equivalents are invested in the money market account of a major U.S. financial services company and the risk is considered limited. The risk associated with accounts receivable and unbilled revenue is limited by the large size and credit worthiness

                             AMERIGON INCORPORATED
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 2--BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
(CONTINUED)
of the Company's commercial customers and the federal and California government agencies providing grant funding. Three government agencies are included in the $2,520,000 of accounts receivable and unbilled revenues at December 31, 1995, representing 22%, 15% and 12%, respectively, of the total. No individual commercial customer represents greater than 10% of the total. One government agency and one commercial customer represent 16% and 52%, respectively, of revenues for the year ending December 31, 1995. Two government agencies and one commercial customer represent 28%, 10%, and 10%, respectively, of revenues for the year ending December 31, 1994. For the year ending December 31, 1993, one funding agency represented 59% of revenues. In addition, revenues from foreign customers represented 54% of total revenues for the year ended December 31, 1995 and insignificant percentages of revenues for the two preceding years.

    INVENTORY

    Inventory, other than inventoried purchases relating to development contracts, is valued at the lower of cost, on the first-in, first-out basis, or market. Inventory related to development contracts is stated at cost, and is removed from inventory when used in the development project.

    PROPERTY AND EQUIPMENT

    Property and equipment, including additions and improvements, are recorded at cost. Expenditures for repairs and maintenance are charged to expense as incurred. When property or equipment is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts. Gains or losses from retirements and disposals are recorded as other income or expense.

    Property and equipment are depreciated over their estimated useful lives ranging from three to five years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the lease. Depreciation and amortization are computed using the straight-line method.

    DEVELOPMENT CONTRACT REVENUES

    The Company has entered into a series of fixed-price development contracts, which include (1) specific engineering and tooling services to prepare the Company's products and the related manufacturing processes for commercial sales to certain original equipment manufacturers ("OEMs"); (2) the development of complete electric vehicle systems (Note 10); and (3) prototype products developed during the research and development process, some of which are sold to third parties for evaluation purposes. Revenue is recognized on development contracts using the percentage of completion method or, in the case of short duration contracts, when the prototype or service is delivered. Revenues earned are recorded on the balance sheet as Unbilled Revenue until billed. All amounts received from customers in advance of the development effort are reflected on the balance sheet as Deferred Revenue until such time as the contracted work is performed.

    GRANT REVENUES

    Revenue from government agency grants and other sources pursuant to cost reimbursement and cost sharing arrangements (Note 11) is recognized when reimbursable costs have been incurred. Grant revenues earned are recorded on the balance sheet as Unbilled Revenue until billed.

                             AMERIGON INCORPORATED
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 2--BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
(CONTINUED)
    RESEARCH AND DEVELOPMENT EXPENSES

    Research and development activities are expensed as incurred. These amounts represent direct expenses for wages, materials and services associated with development contracts, grant program activities and the development of the Company's products. The Company has expensed, as Research and Development, payments for license rights to technology and minimum royalties which amounted to $345,000 in 1995, $248,000 in 1994 and $260,000 in 1993. Research and
development does not include any overhead or administrative costs.

    ACCOUNTING FOR STOCK-BASED COMPENSATION

    The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), effective for years beginning after December 15, 1995. For purposes of recording expense associated with stock-based compensation, the Company intends to continue to apply the provisions of APB Opinion 25 and related interpretations. The effect of adoption of SFAS 123 in the year ending December 31, 1996 is not known.

    INCOME TAXES

    Income taxes for periods subsequent to the Company's election to report as a "C" Corporation for tax purposes are determined under guidelines prescribed by Financial Accounting Standards Board Statement No. 109 (SFAS 109), "Accounting for Income Taxes." Under the liability method specified by SFAS 109, the deferred tax assets and liabilities are measured each year based on the difference between the financial statement and tax bases of the assets and liabilities at the applicable enacted Federal and state tax rates. A valuation allowance is provided for the portion of net deferred tax assets considered unlikely to be realized.

    NET LOSS PER SHARE

    The Company's net loss per share calculations are based upon the weighted average number of shares of common stock outstanding. Excluded from this calculation are the 3,000,000 Escrowed Contingent Shares (Note 7). Common stock equivalents (stock options and stock warrants) are anti-dilutive in 1995 and 1994 and are excluded from the net loss per share calculation.

    INTERIM RESULTS (UNAUDITED)

    The accompanying balance sheet at September 30, 1996 and the statements of operations and cash flows for the nine month periods ended September 30, 1995 and 1996 and for the period April 23, 1991 (inception) to September 30, 1996, and the statement of shareholders' equity for the nine month period ended September 30, 1996 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for the fair statement of results of the interim periods. The data disclosed in the notes to the financial statements for those periods are also unaudited.

                             AMERIGON INCORPORATED
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 2--BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
(CONTINUED)
    RECLASSIFICATIONS

    Certain amounts for the year ended December 31, 1995 have been reclassified to be consistent with the presentation for the nine months ended September 30, 1996 and 1995.

NOTE 3--GOING CONCERN:

    The Company is a development stage enterprise and has incurred losses from operations since its inception of $13,187,000 through December 31, 1995. The Company may continue to incur losses for the foreseeable future due to the costs anticipated to be incurred with the development, manufacture and marketing of its products. (See Note 14.)

NOTE 4--DETAILS OF CERTAIN FINANCIAL STATEMENT COMPONENTS (IN THOUSANDS):

                                                                                 DECEMBER 31,
                                                                             --------------------
                                                                               1994       1995
                                                                             ---------  ---------
INVENTORY:
Raw materials and component parts..........................................     --      $     243
Finished goods.............................................................     --         --
                                                                             ---------  ---------
                                                                                --      $     243
                                                                             ---------  ---------
                                                                             ---------  ---------
PROPERTY AND EQUIPMENT:
Equipment..................................................................  $     372  $     611
Computer equipment.........................................................        476        578
Leasehold improvements.....................................................        139        151
                                                                             ---------  ---------
                                                                                   987      1,340
Less: accumulated depreciation and amortization............................       (272)      (555)
                                                                             ---------  ---------
                                                                             $     715  $     785
                                                                             ---------  ---------
                                                                             ---------  ---------
ACCRUED EXPENSES:
Accrued salaries...........................................................  $     116  $     328
Accrued vacation...........................................................        152        165
Other accrued liabilities..................................................         14         19
                                                                             ---------  ---------
                                                                             $     282  $     512
                                                                             ---------  ---------
                                                                             ---------  ---------

NOTE 5--INCOME TAXES:

    There are no assets or liabilities for income taxes, nor income tax expense included in the financial statements because the Company has incurred losses since inception for both book and tax purposes. Prior to the effective date of the initial public offering in 1993, the Company elected to be taxed as an S corporation for both federal and state income tax purposes. As a result, the Company was not subject to federal taxation and was subject to state taxation at a reduced rate (2.5%). Subsequent to the public offering, the Company has incurred net operating losses for federal and state purposes of $9,559,000 and $4,778,000 respectively, and has generated tax credits for certain research and development activities of

                             AMERIGON INCORPORATED
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 5--INCOME TAXES: (CONTINUED)
$301,000 and $167,000 for federal and state purposes, respectively. Federal net operating losses and tax credits expire from 2008 through 2010 and state net operating losses expire from 1998 through 2000. The use of such net operating losses would be limited in the event of a change in control of the Company.

    A valuation allowance of $3,919,000 has been provided for the entire amount of the deferred tax assets created by these net operating loss and tax credit carry-forwards, which represents an increase in the valuation allowance of $1,327,000 from December 31, 1994. The remaining temporary differences are primarily attributable to depreciation, unbilled grant revenue, deferred revenue and accrued compensated absences.

NOTE 6--LINE OF CREDIT

    On November 27, 1995, the Company entered into a line of credit agreement with a bank under which the Company may borrow up to $4 million based on certain costs incurred and billings made under a major electric vehicle development contract (Note 10). The line of credit provides for interest at the prime rate plus 1.3% and payments from the customer are applied as repayments, unless otherwise paid by the Company. All assets of the Company have been pledged as collateral and the loan has been guaranteed by the Company's president, a principal shareholder. The loan agreement restricts the Company's payment of dividends and any redemptions or retirement of stock. The agreement contains certain required financial statement ratios and limits certain loans, investments, acquisitions and dispositions of assets. The loan agreement expires June 30, 1996. No amounts are outstanding under the line of credit at December 31, 1995.

NOTE 7--SHAREHOLDERS' EQUITY:

    COMMON STOCK

    The Class A and Class B Common Stock are substantially the same on a share-for-share basis, except that holders of outstanding shares of Class B Common Stock will be entitled to receive dividends and distributions upon liquidation at a per share rate equal to five percent of the per share rate received by holders of outstanding shares of Class A Common Stock. The Class B Common Stock is neither transferable nor convertible and is subject to cancellation under certain circumstances.

    PUBLIC OFFERING OF CLASS A COMMON STOCK

    In June 1993, the Company sold 2,300,000 shares of its Class A Common Stock for net proceeds of $11,534,000. The Company issued Warrants to purchase 204,757 shares of Class A Common Stock, as subsequently adjusted pursuant to anti-dilution provisions (Note 8). Immediately prior to the public offering, $2,102,000 of the outstanding balance of notes payable to shareholders were contributed by the shareholders to the capital of the Company.

    PRIVATE PLACEMENT OF CLASS A COMMON STOCK

    On December 29, 1995, the Company sold 750,000 shares of its Class A Common Stock for $6,000,000 and received net proceeds of $5,636,000. The investors received registration rights pursuant to which the Company must register these shares. The stock purchase agreement also restricts the sale of additional

                             AMERIGON INCORPORATED
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7--SHAREHOLDERS' EQUITY: (CONTINUED) stock until June 30, 1996. In addition, the Company issued Warrants to purchase 60,000 shares of Class A Common Stock (Note 8).

    ESCROW AGREEMENT

    Prior to the effective date of the June 1993 initial public offering, 3,000,000 shares of the Company's Class A Common Stock ("Escrowed Contingent Shares") were deposited into escrow by the then existing shareholders in proportion to their then current holdings. These shares are not transferable (but may be voted) and will be released from escrow in the event the Company attains certain earnings levels (which have been adjusted for the December 29, 1995, private placement) during the period through December 31, 1998 or the market price of the Class A Common Stock reaches specified levels during the period through June 10, 1996.

    The release of the Escrowed Contingent Shares will be deemed compensatory and, accordingly, will result in charges to earnings equal to the fair market value of the Escrowed Contingent Shares recorded ratably over the period beginning on the date when management determines that any of the specified events are probable of being attained and ending on the date when the goal is attained causing the Escrowed Contingent Shares to be released. At the time a goal is attained, previously unrecognized compensation expense will be adjusted by a one-time charge based on the then fair market value of the shares released from Escrow. Such charges could substantially reduce the Company's net income or increase the Company's loss for financial reporting purposes in the periods such charges are recorded. The specified events are not considered probable of attainment at this time.

    On April 30, 1999, all shares that have not been released from Escrow will automatically be exchanged for shares of Class B Common Stock, which will then be released from Escrow. Any dividends or other distributions made with respect to Escrowed Contingent Shares that have not been released from Escrow as Class A Common Stock will be forfeited and contributed to the capital of the Company on April 30, 1999.

NOTE 8--STOCK OPTIONS AND STOCK WARRANTS:

    1993 STOCK OPTION PLAN

    Under the Company's 1993 Stock Option Plan (the "Plan"), as amended in June 1995, 550,000 shares of the Company's Class A Common Stock are reserved for issuance, pursuant to which officers and employees of the Company as well as other persons who render services to or are otherwise associated with the Company are eligible to receive qualified ("incentive") and/or non-qualified stock options.

    The Plan, which expires in April 2003, is administered by the Board of Directors or a stock option committee designated by the Board of Directors. The selection of participants, allotment of shares, determination of price and other conditions of purchase of options is to be determined by the Board or stock option committee at its sole discretion, in order to attract and retain personnel instrumental to the success of the Company. Incentive stock options granted under the Plan are exercisable for a period of up to 10 years from the date of grant at an exercise price which is not less than the fair market value of the Common Stock on the date of the grant, except that the term of an incentive stock option granted under the Plan to a shareholder owning more than 10% of the voting power of the Company on the date of grant

                             AMERIGON INCORPORATED
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 8--STOCK OPTIONS AND STOCK WARRANTS: (CONTINUED) may not exceed five years and its exercise price may not be less than 110% of the fair market value of the Common Stock on the date of the grant.

    OPTIONS GRANTED BY PRINCIPAL SHAREHOLDER ("BELL OPTIONS")

    Dr. Lon Bell, the president and principal shareholder of the Company, has granted options to purchase shares of his Class A Common Stock, 75% of which are Escrowed Contingent Shares. The holder of these options can exercise the portions of his options related to Escrowed Contingent Shares only upon release of these shares from escrow as Class A Common Stock. The option holder has no right to purchase Class B Common Stock should such shares be released (Note 7). Any options granted at prices below fair market value on the date of grant result in compensation expense with respect to options to purchase the 25% of such shares not placed in escrow. Compensation expense and a corresponding adjustment to contributed capital on options to purchase Escrowed Contingent Shares will be recorded when they are released or it is determined they are probable of being released as Class A Common Stock.

    In 1993, options were granted at prices below fair market value for which compensation expense was recorded for the non-escrowed shares. Additional compensation expense will be recorded if the related Escrowed Contingent Shares are released from escrow. Certain of the Bell options granted during 1993 to one individual were granted contingent on certain future performance criteria and are accounted for as a variable plan. The Company recorded $1,000 and $12,231 of compensation expense in 1994 and 1995, respectively related to 1,500 and 5,028 of those options, respectively.

    The following table summarizes stock option activity:

                                                               1993 STOCK OPTION PLAN          BELL OPTIONS
                                                              -------------------------  -------------------------
                                                               NUMBER        PRICE        NUMBER        PRICE
                                                              ---------  --------------  ---------  --------------
Outstanding at December 31, 1992............................     --                         --
  Granted...................................................     80,000  $    6.00-8.00    850,572  $    1.15-8.00
  Canceled..................................................     --                        (27,337)      1.15
                                                              ---------                  ---------
Outstanding at December 31, 1993............................     80,000       6.00-8.00    823,235       1.15-8.00
  Granted...................................................     63,574      8.25-11.69     --            --
  Canceled..................................................     (2,064)      9.00-9.75     --            --
  Exercised.................................................     --            --           --            --
                                                              ---------                  ---------
Outstanding at December 31, 1994............................    141,510  $   6.00-11.69    823,235  $    1.15-8.00
  Granted...................................................    179,775      9.81-12.75     16,614     10.75-12.00
  Canceled..................................................     (5,339)    10.50-11.69     (4,640)      1.15
  Exercised.................................................     --            --           (1,500)      1.15
                                                              ---------                  ---------
Outstanding at December 31, 1995............................    315,946      6.00-12.75    833,709      1.15-12.00
                                                              ---------                  ---------
                                                              ---------                  ---------
Exercisable at December 31, 1995............................    279,839  $   6.00-12.75    162,187  $   1.15-12.00
                                                              ---------                  ---------
                                                              ---------                  ---------
Shares available for option grants..........................    234,054
                                                              ---------
                                                              ---------

    Pursuant to employment agreements with certain key employees, the Company may grant Company options at the prevailing market price when certain performance goals are attained. These options are not

                             AMERIGON INCORPORATED
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 8--STOCK OPTIONS AND STOCK WARRANTS: (CONTINUED) considered granted as of December 31, 1995 as neither the option price nor the number of shares subject to option are determinable.

    STOCK WARRANTS

    In connection with the Company's June 1993 initial public offering, the Company issued to the underwriters warrants to purchase 204,757 shares of Class A Common Stock at $9.67 per share through June 9, 1998, as adjusted for anti-dilution provisions in the warrant agreements. The Company issued to third parties warrants to purchase 60,000 shares of Class A Common Stock at $10.25 per share as a financial advisory fee in connection with the private placement on December 29, 1995. These warrants expire on December 28, 2000.

NOTE 9--LICENSES:

    AUDIO NAVIGATION SYSTEM. The Company has licensed several technologies and map data sources in connection with its Audio Navigation System and is subject to royalty payments under each license agreement. In 1993, the Company entered into a worldwide license to manufacture and sell certain voice activated navigation systems and software to automotive OEMs and automotive aftermarket companies. The Company must pay royalties on net commercial sales of the patented hardware. The terms of the license also include a royalty on sales of non-patented hardware and a royalty on sales of software. The Company would receive back from the licensor a royalty on sales by the licensor of software to the consumer electronics markets. The total minimum royalty due under the license agreement is $750,000, payable in installments through June 30, 2002. A minimum royalty of $50,000 was paid and expensed as Research and Development in each of the years ending June 30, 1995 and 1994. The minimum royalty applicable to the year ending June 30, 1996, is also $50,000. Failure to pay the minimum royalty results in the loss of the license.

    The Company also licenses the right to use certain voice recognition technology under which a royalty is due based on the cumulative sales of hardware units. In addition, the Company uses certain geographic data bases for which it pays a fee based on each map area sold. There are no minimum royalties under these two agreements.

    CLIMATE CONTROLLED SEAT SYSTEM. In 1992, the Company obtained the worldwide license to manufacture and sell technology for a climate control seat system to individual automotive OEMs. Under the terms of the license agreement, royalties are payable based on cumulative net sales. The Company has paid minimum royalties of $11,500 and $20,800 in 1994 and 1995, respectively.

    ULTRA-WIDEBAND RADAR. In January 1994, the Company entered into a license agreement for exclusive rights in certain automotive applications to certain radar technology. A licensing fee of $100,000 was paid in January 1994. Royalties are required to be paid based on cumulative net sales and are subject to minimum annual royalties beginning in 1995. The minimum royalty payment for 1995 was $50,000 and was expensed as Research and Development.

NOTE 10--MAJOR CONTRACTS

    On December 8, 1994, the Company announced that it had entered into contracts with two Asian manufacturing companies to produce approximately 50 aluminum chassis passenger electric vehicle

                             AMERIGON INCORPORATED
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 10--MAJOR CONTRACTS (CONTINUED)
systems. These contracts, together with 1995 additions, are valued at approximately $9,600,000, of which the Company received $1,650,000 during 1994 and $2,230,000 during 1995. The contracts are scheduled to be completed in 1996. For the years ended December 31, 1994 and 1995, the Company recognized $48,000 and $4,040,000 in revenue, respectively, from these contracts. At December 31, 1995, $209,000 is included in Unbilled Revenue representing amounts recognized as revenue for which billings had not been presented to customers.

    In 1995, the Company completed development contracts related to specific engineering and tooling of the Company's audio navigation system.

NOTE 11--GRANTS

    Grant funding received by the Company are essentially cost sharing arrangements whereby the Company obtains reimbursement from the funding source for a portion of direct costs and reimbursable administrative expenses incurred in managing specific programs related to the technologies utilized in the Company's products. The Company is obligated to provide specified services and to undertake specified activities under its arrangement with the funding sources for these programs.

    In 1992, CALSTART, Inc. ("CALSTART"), a not-for-profit consortium of public and private entities (Note 13), was organized to support programs designed to promote the development of advanced transportation including the advancement of electric vehicles. CALSTART's support is primarily through the direct or indirect arrangement of grant funding for such programs. Since 1993, the Company has been selected by CALSTART to manage or co-manage several such programs. The Company has also received grants from the California Energy Commission, the Federal Transit Administration and from the Southern California Air Quality Management District related to work on its electric vehicle and its climate control seat technology.

    As of December 31, 1995, the Company has recorded $1,260,000 relating to reimbursable costs incurred for which billings had not yet been presented to the funding agencies. The Company is entitled to obtain future reimbursement from its funding sources for up to $1,330,000 of direct costs and reimbursable administrative costs incurred in managing grant programs now in process, most of which are expected to be completed during 1996.

NOTE 12--COMMITMENTS:

    As of December 31, 1995, the Company had in effect compensation agreements with certain key employees, including each of the officers, which provide for annual compensation amounts, semi-annual increases in salary based upon the Consumer Price Index and annual increases based on merit. Several of these agreements also provide for bonuses based upon performance, and several include a guaranteed minimum bonus provision. These compensation agreements do not include an obligation of continued employment; however, bonuses based upon individual performance objectives achieved prior to termination would be payable to terminated employees.

    In February 1994, the Company executed a sublease on a facility in Monrovia, California and, in December 1994, the Company executed an amendment to the sublease adding additional space. As of December 31, 1995, the monthly rent was $24,000. The lease expires in August 1996, but contains options to renew to July 31, 1997. In December 1995, the Company executed a sublease to December 31, 1996, on

                             AMERIGON INCORPORATED
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 12--COMMITMENTS: (CONTINUED)
a facility in Alameda, California, from CALSTART (Note 13) for a monthly rental amount of $14,000 and an advance payment of $450,000 which the Company is amortizing to expense over the term of the lease.

    In December 1994, the Company entered into a 60-month capital lease contract for an IBM computer system with an implicit interest rate of 11.8% and, in July 1995, entered into a 36 month capital lease contract with an implicit interest rate of 19.7% for additional computer equipment.

    The future minimum annual commitments under capital leases as of December 31, 1995 are as follows:

                                                                    MINIMUM ANNUAL  OPERATING
                                                                    CAPITAL LEASE     LEASE
YEAR                                                                    AMOUNT        AMOUNT
------------------------------------------------------------------  --------------  ----------
1996..............................................................    $   28,000    $  336,000
1997..............................................................        28,000        --
1998..............................................................        27,000        --
1999..............................................................        22,000        --
                                                                    --------------  ----------
Total Lease Commitments...........................................       105,000    $  336,000
                                                                                    ----------
                                                                                    ----------
Less amount representing interest.................................       (20,000)
                                                                    --------------
                                                                      $   85,000
                                                                    --------------
                                                                    --------------

    The liability for this capitalized amount is classified in the Balance Sheet as follows:

Current Portion....................................................  $  17,000
Long-term Portion..................................................     68,000
                                                                     ---------
Total..............................................................  $  85,000
                                                                     ---------
                                                                     ---------

    Rent expense for the years ended December 31, 1993, 1994 and 1995 were none, $193,000 and $291,000, respectively.

NOTE 13--RELATED PARTY TRANSACTIONS:

    Dr. Bell, the President and principal shareholder of the Company, co-founded CALSTART (Notes 11 and 12) in 1992, served as its interim President, and for the last three years has served on CALSTART's Board of Directors and is a member of its Executive Committee.

    The Company leased space from CALSTART from June 1992 until April 1994 at no charge, at which time the Company moved to its current facility. In December 1995, the Company signed a 13 month lease with CALSTART for a 24,000 square foot manufacturing and office facility located in Alameda, California for an advance payment of $450,000 and $14,000 per month (Note 12).

    As of December 31, 1995, the Company owes $150,000 to CALSTART related to the lease, and CALSTART owes to the Company $135,000 relating to amounts withheld from payments made by CALSTART under several grant programs which will be paid to the Company upon completion of the respective grant programs.

                             AMERIGON INCORPORATED
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 14--SUBSEQUENT EVENTS:

    BRIDGE FINANCING

    In October 1996, the Company completed a private placement (the "Bridge Financing") of 60 bridge units (each a "Bridge Unit"), each consisting of one $47,500 10% unsecured promissory note made by the Company (each a "Bridge Note") and one $2,500 10% convertible subordinated debenture (each a "Bridge Debenture"). The Bridge Debentures are due October 31, 1997 and will, upon successful completion of a public offering involving warrants to purchase Class A Common Stock, automatically convert into 27,000 warrants to purchase Class A Common Stock per Bridge Debenture at approximately 135% of the proposed public offering price for the Class A Common Stock. The holders of such warrants will not be able to exercise the warrants until one year after the effective date of the proposed public offering. The Bridge Notes are due at the earlier of the completion of the public offering or one year from the date of issuance. The net proceeds to the Company from the Bridge Financing were approximately $2,500,000, net of issuance costs of $500,000.

    BANK LINE OF CREDIT

    During the third quarter of 1996, the Company's line of credit with a bank (Note 6) was extended to October 31, 1996. It has since been extended to December 31, 1996. At September 30, 1996, the Company was in violation of certain financial and other covenants contained in the loan agreement. However, the bank has agreed to waive certain of these violations and to forbear until December 31, 1996 from exercising its rights and remedies with respect to all others.

    INDISPENSIBLE FINANCING

    During 1996, the Company has incurred significant losses on its major electric vehicle development contract, is in default of its bank line of credit agreement, and has entered into a Bridge Financing agreement whereby the borrowings under the agreement are due in October 1997. The Company will need to obtain additional financing to repay its debt and fund continued operations. The Company is presently attempting to complete a public offering of its common stock. The outcome of such efforts cannot be assured.

NOTE 15--SUBSEQUENT EVENT (UNAUDITED):

    During the nine months ended September 30, 1996, the Company experienced significant cost overruns on the major electric vehicle development contract (Note 10) resulting from unanticipated design and development difficulties and delays in the completion of the contract. Accordingly, the Company recorded a charge to operations of approximately $1,625,000 during the nine months ended September 30, 1996 for the ultimate estimated loss at completion of the contract.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                           --------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Available Information..........................           2
Prospectus Summary.............................           3
Risk Factors...................................           7
Use of Proceeds................................          20
Dilution.......................................          21
Price Range of Common Stock and Dividends......          23
Capitalization.................................          24
Selected Financial Data........................          26
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................          27
Business.......................................          32
Management.....................................          42
Certain Transactions...........................          44
Principal Shareholders.........................          45
Subsequent Offering............................          48
Description of Securities......................          49
Shares Eligible for Future Sale................          52
Underwriting...................................          54
Legal Matters..................................          56
Experts........................................          56
Incorporation of Certain Information by
 Reference.....................................          56
Index to Financial Statements..................         F-1

                                    AMERIGON
                                  INCORPORATED

                                  15,000 UNITS

                      EACH CONSISTING OF A MINIMUM OF 175
                         AND A MAXIMUM OF 240 SHARES OF
                          CLASS A COMMON STOCK AND AN
                        EQUAL NUMBER OF CLASS A WARRANTS

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                             D.H. BLAIR INVESTMENT
                                 BANKING CORP.

                                          , 1996

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The expenses in connection with the Offering, other than underwriting commissions and discounts, are as follows:

 SEC registration fee..........................................  $13,488.64
 NASD filing fee...............................................    4,951.25
 NASDAQ fee....................................................    8,500.00
*Printing and engraving expenses...............................      *
*Accounting fees and expenses................................ .      *
*Legal fees and expenses.......................................      *
*Blue Sky filing fees and expenses.............................      *
*Transfer Agent's fees and expenses............................      *
*Underwriter's nonaccountable expense allowance................  450,000.00
*Miscellaneous expenses........................................      *
                                                                 ----------
    *Total.....................................................  $   *
                                                                 ----------
                                                                 ----------

------------------------

 *  To be supplied by Amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Articles of Incorporation and Bylaws of the Company require the Company to indemnify its officers and directors to the fullest extent permitted by
Section 317 of the California General Corporation Law and applicable law.
Section 317 of the California General Corporation Law makes provision for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons, under certain circumstances, for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). Reference is also made to those provisions of the Underwriting Agreement filed herewith as Exhibit 1.1 and to the form of indemnity agreement filed herewith as Exhibit 10.8 indemnifying officers and directors of the Company against certain liabilities.

ITEM 16.  EXHIBITS

 EXHIBIT
 NUMBER                                                  DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
  1.1      Form of Underwriting Agreement
  3.1.1    Amended and Restated Articles of Incorporation (the "Articles") of the Company(1)
  3.1.2    Certificate of Amendment of Articles filed with the California Secretary of State on December 5, 1996.
  3.2      Bylaws of the Company as amended to date(1)
  4.1      Form of Warrant Agreement to be entered into among the Company, the Underwriter and U.S. Stock Transfer
             Corporation as Warrant Agent
  4.2      Form of Warrant Certificate for Class A Warrant
  4.3      Form of Specimen Certificate of Company's Class A Common Stock(1)
  4.4      Escrow Agreement among the Company, U.S. Stock Transfer Corporation and the shareholders named therein(1)
  5.1      Opinion of O'Melveny & Myers LLP regarding legality of securities being registered.*

 EXHIBIT
 NUMBER                                                  DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
 10.1      1993 Stock Option Plan, together with Form of Incentive Stock Option Agreement and Nonqualified Stock
             Option Agreement.(1)
 10.2      Promissory Note Payable from the Company to Lon E. Bell dated September 9, 1996.
 10.3      Form of Underwriter's Unit Purchase Option
 10.4      Stock Option Agreement, effective March 31, 1993, between Lon E. Bell and Joshua Newman.(1)
 10.5      Stock Option Agreement, effective August 9, 1995, between Lon E. Bell and R. John Hamman, Jr.
 10.6.1    Stock Option Agreement ("Bell Stock Option Agreement"), effective May 13, 1993, between Lon E. Bell and
             Roy A. Anderson.
 10.6.2    List of omitted Bell Stock Option Agreements with Company directors.
 10.7.1    Standard Sublease (the "Monrovia Lease"), dated February 14, 1994, between the Company and
             Environmental Systems Group of Joy Technologies, Inc. ("Joy") (formerly Joy Manufacturing Company)
             for facilities located in Monrovia, California.(2)
 10.7.2    Letter dated February 7, 1996 from the Company to Joy extending the term of the Monrovia Lease to
             February 14, 1997.
 10.7.3    Letter dated December 3, 1996 from the Company to McDermott, Inc., successor to Joy, extending the term of the Monrovia Lease to July 31, 1997.
 10.8      Form of Indemnity Agreement between the Company and each of its officers and directors.(1)
 10.9      Product Adaptation and Supply Contract, dated as of November 25, 1994, by and between the Company and a party the identity of which is the subject of a request by the Company for confidential treatment.**
 10.10     Settlement and License Agreement, dated as of May 10, 1996, by and between the Company, Audio
             Navigation Systems, LLC, Alcom Engineering Corporation and Audio Navigation Systems, Inc., together with Addendum thereto dated June 12, 1996.
 10.11     License Agreement, dated as of January 20, 1994, by and between the Company and the Regents of the
             University of California, together with a letter from the Regents to the Company dated September 19,
             1996 relating thereto.**
 10.12     Option and License Agreement dated as of November 2, 1992 between the Company and Feher Design, Inc.(1)
 10.13     License Agreement, dated as of October 19, 1993, by and between the Company and Lernout & Hauspie
             Speech Products, N.V., as amended.
 10.14     License Agreement, dated as of March 15, 1995, by and between the Company and Navigation Technologies
             Corporation.
 10.15     Shareholders Agreement, dated May 13, 1993, by and among the Company and the shareholders named therein.(1)
 10.16     Running Chassis Program Management Agreement between the Company and CALSTART dated September 8,
             1993.(2)
 10.17     Thermoelectric Air Conditioning System Program Contract between the Company and the South Coast Air
             Quality Management District dated May 4, 1995.(3)
 10.18     Thermoelectric Heating and Cooling for Electric Vehicles Program Contract between the Company and the
             State of California (Energy Resources and Development Commission) dated May 12, 1994.(3)
 10.19     Agreement for the Multi-Year Electric Vehicle Running Chassis Program between the Company and CALSTART dated May 31, 1994.(3)
 10.20     Modification No. 001 of Participation Agreement between the Company and CALSTART, dated October 9,
             1995.(4)

 EXHIBIT
 NUMBER                                                  DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
 10.21     Agreement for the Development of an Agile Assembly Line For the Production of Electric Vehicles and
             Components between the Company and CALSTART, Inc., dated November 9, 1995.(4)
 10.22.1   Security and Loan Agreement, dated November 20, 1995, between the Company and Imperial Bank (the
             "Imperial Bank Agreement").(5)
 10.22.2   Credit Terms and Conditions, dated November 20, 1995, relating to the Imperial Bank Agreement.(5)
 10.22.3   Modification to Security and Loan Agreement, effective as of June 26, 1996, entered into between the
             Company and Imperial Bank.
 10.22.4   Letter from Imperial Bank to the Company dated December 4, 1996 extending the term of the Company's credit line under the Imperial Bank Agreement until December 31, 1996.
 10.24     Stock Purchase Agreement and Registration Rights Agreement between the Company and Fidelity Copernicus
             Fund, L.P. and Fidelity Galileo Fund, L.P., dated December 29, 1995.(6)
 10.25     Stock Purchase Agreement and Registration Rights Agreement between the Company and HBI Financial Inc., dated December 29, 1995.(6)
 10.26     Amerigon Client Contract, dated April 1, 1996, between the Company and Technology Strategies &
             Alliances.
 10.27     Agreement, dated as of June 1, 1996, by and between the Company and the International Association of
             Machinists and Aerospace Workers, District Lodge 725.
 21.1      List of Subsidiaries
 23.1      Consent of Price Waterhouse LLP
 23.2      Consent of O'Melveny & Myers LLP (contained in Exhibit 5.1)*
 24.1      Power of Attorney (see first signature page of this Registration Statement on Form S-2)

------------------------

 *  To be filed by amendment.

**  Confidential treatment has been requested for a portion of this Exhibit.

(1) Previously filed as an exhibit to the Company's Registration Statement on Form SB-2, File No. 33-61702-LA, and incorporated by reference.

(2) Previously filed as an exhibit to the Company's Annual Report on Form 10-KSB for the fiscal year ending December 31, 1993 and incorporated by reference.

(3) Previously filed as an exhibit to the Company's Annual Report on Form 10-KSB for the fiscal year ending December 31, 1994 and incorporated by reference.

(4) Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ending December 31, 1995 and incorporated by reference.

(5) Previously filed as an exhibit to the Company's Current Report on Form 8-K filed December 21, 1995 and incorporated by reference.

(6) Previously filed as an exhibit to the Company's Current Report on Form 8-K filed January 5, 1996 and incorporated by reference.

ITEM 17.  UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to its Articles of Incorporation or Bylaws and the California General Corporations Law, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Monrovia, State of California, on December 5, 1996.

                                AMERIGON INCORPORATED

                                By:               /s/ LON E. BELL
                                     -----------------------------------------
                                                 Lon E. Bell, Ph.D.
                                         PRESIDENT, CHIEF EXECUTIVE OFFICER
                                             AND CHAIRMAN OF THE BOARD

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Lon E. Bell and R. John Hamman, Jr., his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or either of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURE                      CAPACITY                  DATE
------------------------------  --------------------------  -------------------

                                President, Chief Executive
       /s/ LON E. BELL            Officer and Chairman of
------------------------------    the Board (Principal       December 5, 1996
         Lon E. Bell              Executive Officer)

                                Vice President of
     /s/ JOSHUA M. NEWMAN         Corporate Development
------------------------------    and Planning, Secretary    December 5, 1996
       Joshua M. Newman           and Director

                                Vice President of Finance
   /s/ R. JOHN HAMMAN, JR.        and Chief Financial
------------------------------    Officer (Principal         December 5, 1996
     R. John Hamman, Jr.          Financial and Accounting
                                  Officer)

          SIGNATURE                      CAPACITY                  DATE
------------------------------  --------------------------  -------------------

     /s/ ROY A. ANDERSON
------------------------------  Director                     December 5, 1996
       Roy A. Anderson

     /s/ ROGER E. BATZEL
------------------------------  Director                     December 5, 1996
       Roger E. Batzel

      /s/ JOHN W. CLARK
------------------------------  Director                     December 5, 1996
        John W. Clark

 /s/ A. STEPHENS HUTCHCRAFT,
             JR.
------------------------------  Director                     December 5, 1996
 A. Stephens Hutchcraft, Jr.

    /s/ MICHAEL R. PEEVEY
------------------------------  Director                     December 5, 1996
      Michael R. Peevey

  /s/ NORMAN R. PROUTY, JR.
------------------------------  Director                     December 5, 1996
    Norman R. Prouty, Jr.

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